Exhibit 96.1

M3-PN240322
February 3, 2025

INDEPENDENT MINING CONSULTANTS, INC.
Tucson, Arizona USA

WOODS PROCESS SERVICES, LLC

Richmond Hill Project

Prepared For:

DAKOTA GOLD

Richmond Hill Project

Mineral Resource Estimate

RICHMOND HILL PROJECT

Mineral REsource Estimate

Table of Contents

SECTION	PAGE

Table of Contents	ii
List of Figures and Illustrations	vii
List of Tables	x

1	Executive Summary	1

1.1	Property Description	1
1.2	Geology and Mineralization	1
1.3	Exploration, Development, and Operations	2
1.4	Sample Preparation, Analysis, Security, and Data Verification	2
1.5	Mineral Processing and Metallurgy	2
1.6	Mineral Resource Estimate	3
1.7	Environmental	5
1.8	Conclusion and Recommendations	5

2	Introduction	7

2.1	Registrant	7
2.2	Terms of Reference	7
2.3	Qualified Persons	9
2.4	Date	9
2.5	Sources of Information	9
2.6	Previous Technical Report Summaries	9
2.7	Acronyms and Abbreviations	9
2.8	Units of Measure and Metric Equivalents	13

3	Property Description	14

3.1	Project Location	14
3.2	Ownership	14
3.3	Mineral Tenure Holdings	14
3.4	Richmond Hill Option Agreement	22
3.5	Surface Rights	23
3.6	Water Rights	23
3.7	Royalties	23
3.8	Permitting	32

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3.8.1	Existing Permitting	32
3.8.2	Future Permitting	33

3.9	Potential Significant Encumbrances	35
3.10	Violation and Fines	35
3.11	Significant Factors and Risks That May Affect Access, Title or Work Programs	35

4	Accesibility, Climate, Local Resources, Infrastructure and Physiography	36

4.1	Topography, Elevation, and Vegetation	36
4.2	Property Access	37
4.3	Climate	37
4.4	Local Resources and Infrastructure	37

5	History	39

5.1	Explorations	39
5.2	Mining	42
5.3	Dakota Gold Corp	43

6	Geological Setting, Mineralization and Deposit	44

6.1	Local Geology	44
6.2	Regional Geology	51
6.3	Lithology	53
6.4	Landforms and Structures	58
6.5	Deposit Type	58
6.6	Mineralization	59

7	Exploration	61

7.1	Airborne Geophysics	61
7.2	Gravity Compilation and Survey	62
7.3	Induced Polarization Survey	63
7.4	Geological Mapping	65
7.5	Drilling	67

7.5.1	Summary	67
7.5.2	Freeport (1981 – 1983)	69
7.5.3	St. Joe, Bond Gold, and Homestake (1984 – 1994)	69
7.5.4	Coeur (2019 – 2020)	69
7.5.5	Dakota Gold (2022 – 2024)	70
7.5.6	Opinion	72

7.6	Hydrogeology and Geotechnical	72

8	Sample Preparation, Analyses, and Security	73

8.1	Drilling Programs	74

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8.2	Procedures for Historical Drilling Programs from 1981 to 1994	74

8.2.1	Freeport (1981-1983)	74
8.2.2	St. Joe, Bond Gold, and Homestake (1984-1994)	74

8.3	Procedures for Drilling Programs from 2019 to 2020	76

8.3.1	Drilling Programs	76
8.3.2	Sampling, Sample Preparation, Analysis, and Security	76
8.3.3	Quality Assurance and Quality Control Procedures	77

8.4	Procedures for Drilling Programs from 2022 to 2024	77

8.4.1	Drilling Programs	77
8.4.2	Sampling, Sample Preparation, Analysis, and Security	77
8.4.3	Quality Assurance and Quality Control Procedures	78

8.5	Summary	87

9	Data Verification	91

9.1	Drillhole Sampling Data	91

9.1.1	Dakota Gold Drilling	91
9.1.2	Coeur Drilling	91
9.1.3	St. Joe/Bond Gold, LAC and Homestake Drilling	91
9.1.4	Other Reviews	92

9.2	Mineral Processing	95

10	Mineral Processing and Metallurgical	96

10.1	Preliminary Geometallurgical Data Model Development	96
10.2	Oxide and Mixed Metallurgical Testing	97

10.2.1	Historical Bottle Roll Tests	98
10.2.2	Historical Metallurgical testing: Oxide & Transition Heap Leach	100

10.3	Sulfide and Transition Metallurgical Testing	103

10.3.1	Historical Metallurgical Reports: Sulfide & Transition Flotation	104
10.3.2	Metallurgical Report – BL1244	104
10.3.3	Metallurgical Report – BL1346	107

10.4	Richmond Hill Historical Operating Data	110
10.5	Recovery Estimates	111
10.6	Summary and Recommendations	111

11	Mineral Resource Estimate	112

11.1	Mineral Resource	112
11.2	Price Sensitivity	114
11.3	Mineral Resource Parameters	116
11.4	Additional Information	118
11.5	Description of the Block Model	118

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11.5.1	General	118
11.5.2	Drilling Data	119
11.5.3	Geologic Controls	121
11.5.4	Cap Grades and Compositing	126
11.5.5	Summary Statistics	127
11.5.6	Variogram Analysis	131
11.5.7	Block Grade Estimation	140
11.5.8	Resource Classification	145
11.5.9	Bulk Density	150

11.6	Reconciliation of January 2025 and October 2023 Mineral Resources	151

11.6.1	Leach Mineral Resource	151
11.6.2	Mill Resource	152
11.6.3	Reconciliation Summary	158

12	Mineral Reserve Estimates	159
13	Mining Methods	160
14	Process and Recovery Methods	161
15	Infrastructure	162
16	Market Studies	163

17	Environmental Studies, Permitting and Plans, Negotiations, or Agreements with Local Individuals or Groups	164

17.1	Results of Environmental Studies	164
17.2	Requirements and Plans for Waste and Tailings Disposal, Site Monitoring, and Water Management During Operations and After Mine Closures	164
17.3	Project Permitting Requirements, Permit Application Status, and Requirements to Post Performance or Reclamation Bonds	165
17.4	Requirements and Plans for Waste and Tailings Disposal, Site Monitoring, and Water Management During Operations and After Mine Closure	165
17.5	Mine Closure, Remediation, and Reclamation Plans, and Associated Costs	166
17.6	Qualified Person’s Opinion on the Adequacy of Current Plans to Address Any issues Related to Environmental Compliance, Permitting, and Local Individuals or Groups	168
17.7	Descriptions of Any Commitments to Ensure Local Procurement and Hiring	168

18	Capital and Operating Costs	169
19	Economic Analysis	170
20	Adjacent Properties	171
21	Other Relevant Data and Information	172

21.1	Homestake Mine Facilities	172
21.2	Sanford Underground Research Facility	172

22	Interpretation and Conclusions	173

22.1	Mineral Resources	173

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22.2	Processing	174
22.3	Mineral Tenure	174
22.4	Summary Conclusion	175

23	Recommendations	176

23.1	Initial Assessment with Economic Analysis	176
23.2	Metallurgical Testing and Process Design	176
23.3	Additional Drilling	177
23.4	Environmental Data Collection	179
23.5	Resource Estimation	179
23.6	Mineral Processing and Metallurgical Testing	179

24	References	180

25	Reliance on Information Provided by the Registrant	185

25.1	Legal Matters	185
25.2	Tenure	185
25.3	Significant Encumbrances and Permitting	185
25.4	History	185
25.5	Exploration	185
25.6	Environment	185

26	Date and Signature Page	186

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List of Figures and Illustrations

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Figure 10-7:	Richmond Hill Column Test KPIs: Calculated Heads Au opt	101
Figure 10-8:	Richmond Hill Column Test KPIs: Calculated Heads Ag opt	102
Figure 10-9:	Richmond Hill Column Test KPIs: Ag:Au Ratio	102
Figure 10-10:	Richmond Hill Column Test KPIs: Recovery % Au	103
Figure 10-11:	Richmond Hill Column Test KPIs: Recovery % Ag	103
Figure 10-12:	Rougher Flotation Flowsheet—BaseMet 2023, BL1244	105
Figure 10-13:	Rougher Mass vs. Gold Recovery—BaseMet 2023, BL1244	106
Figure 10-14:	Diagnostic Leach Test Flowsheet – BaseMet 2023, BL1244	107
Figure 10-15:	Gold Rougher Concentrate Recovery vs. Mass Recovery – BaseMet 2023, BL1346	108
Figure 10-16:	Gold Rougher Concentrate Recovery vs. Mass Recovery – BaseMet 2023, BL1346	109
Figure 10-17:	Gold Recovery vs. Sulfur Head Grade – BaseMet 2023, 1346	110
Figure 10-18:	Gold Recovery vs. Gold Head Grade – BaseMet 2023, BL1346	110
Figure 10-19:	Historical Richmond Hill Heap Leach KPI’s Au and Ag Recovery, Recovered Ag:Au Ratio	111
Figure 11-1:	Constraining Shell for Mineral Resource Estimate	114
Figure 11-2:	Drillhole Locations by Company	120
Figure 11-3:	Rock Types on the Resource Shell	122
Figure 11-4:	Rock Types on Cross Section A-A’	123
Figure 11-5:	Rock Types on Section B-B’	124
Figure 11-6:	Oxidation Zones on the Resource Shell	126
Figure 11-7:	Probability Plot of Gold by Rock Type – 10 ft. Composites (IMC, 2024)	129
Figure 11-8:	Probability Plot of Silver by Rock Type – 10 ft. Composites (IMC, 2024)	130
Figure 11-9:	Variogram for Tertiary Breccia – Azimuth 90°, Dip 85°	132
Figure 11-10:	Variogram for Tertiary Breccia – Azimuth 22°, Dip -2°	133
Figure 11-11:	Variogram for Precambrian Greenstone – Azimuth 292°, Dip 67°	134
Figure 11-12:	Variogram for Precambrian Greenstone – Azimuth 202°, Dip 0°	135
Figure 11-13:	Variogram for Precambrian Flagrock – Azimuth 45° - Dip 0°	136
Figure 11-14:	Variogram for Precambrian Flagrock – Azimuth 135° – Dip 45°	137
Figure 11-15:	Variogram for Cambrian Deadwood – Azimuth 0° – Dip 12°	138
Figure 11-16:	Variogram for Cambrian Deadwood – Azimuth 270° – Dip 0°	139
Figure 11-17:	Gold Grade on Cross Section A-A’ (See Figure 11-2)	142
Figure 11-18:	Gold Grades on Cross Section B-B’ (See Figure 11-2)	143
Figure 11-19:	Silver Grades on Cross Section A-A’ (See Figure 11-2)	144
Figure 11-20:	Probability Plot of Average Distance to Nearest 3 and 4 Holes – Tertiary Breccia	146
Figure 11-21:	Probability Plot of Average Distance to Nearest 3 and 4 Holes – Cambrian Deadwood	147

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Figure 11-22:	Resource Classification on Cross Section A-A’	148
Figure 11-23:	Resource Classification on Cross Section B-B’	149
Figure 17-1:	LAC’s Reclamation Liability Release Map (SDBME, 2016)	167
Figure 23-1:	Recommended Richmond Hill 2024 Diamond Drill-Hole Locations	178

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List of Tables

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Table 11-10:	Summary Statistics of 10 ft. Composites	128
Table 11-11:	Estimation Parameters	140
Table 11-12:	Specific Gravity Measurements	150
Table 11-13:	Reconciliation of January 2025 and October 2023 Mineral Resources – Leach Resource	154
Table 11-14:	Reconciliation of January 2025 and October 2023 Mineral Resources – Mill Resource	156
Table 11-15:	Summary of Reconciliation Analysis for Contained Gold Ounces	158
Table 22-1:	Mineral Resource	173
Table 23-1:	Budget for Recommended Work	176

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1	Executive Summary

Dakota Gold Corp. (Dakota Gold) is a Delaware-incorporated gold exploration and development company traded on the NYSE American with a head office in Lead, South Dakota. The company is focused on revitalizing the Homestake District in South Dakota and has multiple gold mineral projects surrounding the historical Homestake mine, including the Richmond Hill Gold Project (the Project), which is the subject of this Initial Assessment.

Dakota Gold contracted Independent Mining Consultants, Inc. (IMC) of Tucson, Arizona to develop an updated mineral resource estimate and prepare an S-K 1300-compliant Initial Assessment and Technical Report (the Report) for the Richmond Hill Gold Project. Mineral resources are reported using the definitions in Regulation S-K 1300, 17 CFR 229.1300. In this report, “resource” means “mineral resource” as defined therein.

1.1	Property Description

The Project property is comprised of more than 3000 acres of private surface and mineral rights (the Property). The Project includes the past-producing Richmond Hill mine and the historical mines of the Carbonate District, as well as multiple prospective areas where gold has been drill-intersected.

The Project is in the western portion of Lawrence County, South Dakota (Figure 2-1), approximately 4.5 miles northwest of Lead, South Dakota. The former Richmond Hill mine is approximately 44° 22’ 45” N latitude and 103° 51’ 30” W longitude.

In 2021, Dakota Territory Resources Corp, now DTRC LLC, entered into a three-year option agreement (the Option) with Barrick subsidiaries Homestake Mining Company of California and LAC Minerals (for convenience referred to collectively at times as Barrick) to acquire their interests in the Richmond Hill Project area. In 2022, the Option was amended to extend the Option period until March 7, 2026. The Option was again amended in February 2025, extending the option until December 31, 2028. Most parcels in the Option area include both surface and mineral rights, but in some instances the Option only includes mineral rights, as discussed further in Section 3 of this Report. Under the Option, Dakota Gold is obligated to file a 1% royalty against the Option properties upon exercise of the Option. Certain portions of the Project are subject to additional royalties, as described further in Section 3 of this Report.

1.2	Geology and Mineralization

The Project is near the northwest end of the Black Hills which is an oval-shaped north-northwest-striking mountain range approximately 45 miles by 90 miles in extent along the western side of South Dakota and extending into Wyoming. The Black Hills is a domal uplift where erosion has exposed a window of Precambrian igneous and metamorphic rocks flanked by a 6500 to 7000 feet deep sequence of Paleozoic to Mesozoic-aged sedimentary rocks dipping off in all directions on the margin of the uplift, all subjected to intrusive activity in the Tertiary.

The Project is located on the northwestern portion of the Lead dome, a subsidiary dome north of the main Black Hills uplift. The Lead dome developed in response to a major Tertiary intrusive event that also led to development of the Tertiary-aged gold deposits. These Tertiary intrusive rocks have a wide range of compositions and occur as stocks, sills, dikes, laccoliths, and breccia pipes. The Property forms a circular area approximately 2 miles in diameter.

Two major terranes underlie the claims. Precambrian metamorphic rocks outcrop on the southern portions of the Property and consist of metamorphosed volcanic and sedimentary rocks. The western portion of this terrane contains primarily extrusive metavolcanic rocks that appear to be mostly mafic in composition. The metasedimentary rocks on the eastern side consist of phyllite, iron formations, and quartzites. Overlying the Precambrian rock on the north end of the Property is a nearly complete Paleozoic section, which includes the Cambro-Ordovician Deadwood Formation; Ordovician to Mississippian Englewood and the Whitewood and Winnipeg Formations; Mississippian Pahasapa Limestone; and the Pennsylvanian Minnelusa Formation. Tertiary igneous rocks of varying composition have intruded extensively into both terranes.

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Several gold–silver deposits and prospective areas exist within the Project boundary. Within the Precambrian terrane, Tertiary-aged mineralization occurs within breccia pipes and altered Precambrian rocks, with minor mineralization in the Tertiary intrusive rocks. Examples include the Richmond Hill deposit, Twin Tunnels, Turnaround, Richmond Hill North, West Thumb, Huskie West, Cleveland, Calvin P, Cole Creek Heights, and Earle.

Within the Paleozoic terrane, mineralization occurs in the Cambro-Ordovician Deadwood Formation along two primary horizons containing the most consistent mineralization. Examples within the Deadwood Formation are Cole Creek in the upper portion and MW-3 Main, MW-3 East, and Chism Gulch in the lower portion. Localized gold mineralization also occurs in the Pahasapa Limestone but is limited to narrow veins and structures in the old Carbonate Camp area.

1.3	Exploration, Development, and Operations

Prior to Dakota Gold’s tenure, the Property was drilled by at least 1,056 rotary, RC, and core holes testing multiple prospective areas within the claim boundary. Several of these holes are excluded from the final database due to missing collar coordinates, downhole surveys, or other issues. Since optioning the Property in 2021 to the effective date of this report, Dakota Gold has included an additional 148 diamond drill holes in this resource estimate, representing 157,504 feet of core drilling. As of the date of this Report, the Project remains open in multiple directions and Dakota Gold continues to conduct exploratory drilling of the Property.

Prior to entering into the Option agreement for the Property, Dakota Gold also flew a high-resolution helicopter-borne magnetic and gamma-ray spectrometric survey over the Homestake District. The survey covered an area of 962.4 km2 and included the Project area, with the objective of mapping Precambrian lithologies and structure as well as Tertiary intrusive rocks and associated alteration in outcrop, subsurface, and beneath cover. The results of this survey are not publicly available.

1.4	Sample Preparation, Analysis, Security, and Data Verification

From 1984 to 1994, project drilling was completed by St Joe, Bond Gold, and Homestake. Current industry QA/QC standards were not part of these programs. However, IMC has compared historical drilling data against more recent data using current QA/QC protocols and found that the two populations of historical and current data are similar with no evident errors or biases.

From 2019 to the present, current industry standards for QA/QC have been followed. It is the opinion of the QP for this section that the Richmond Hill assay database of historical and current data is adequate for the estimation of mineral resources and subsequent mineral reserves.

1.5	Mineral Processing and Metallurgy

Historical oxide metallurgical testing was conducted primarily at St. Joe’s Technical Center and on-site at the Richmond Hill Metallurgical Testing laboratory. Additional work was conducted at Dawson Metallurgical Laboratories, Bondar-Clegg, Kappes Cassiday & Associates and Heinen Lindstrom and Associates. This data was used to support the design and engineering of the production processing facility at Richmond Hill which operated from 1988 to 1993. Recent metallurgical testing focused on froth flotation of the transition and sulfide material was completed at Basement laboratories in 2024.

The metallurgical testwork shows that Richmond Hill oxide material is amenable to cyanide heap processing for the recovery of precious metals. Oxide heap leach recoveries are projected at 89% and 30% for gold and silver respectively. The testwork also indicates that the Richmond Hill sulfide material is amenable to froth flotation resulting in a precious metal rich sulfide concentrate. Precious metal recoveries via flotation are estimated at 85% for both gold and silver. Testing of the transition material indicates it is possible to process this transition material via heap leaching or flotation depending on the level of oxidation. Flotation of low sulfide transition material is estimated at 65% gold and 20% for silver. Flotation of high sulfide transition material is estimated at 80% gold and 70% silver.

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Additional metallurgical testwork is planned to further define the metallurgical response and facilitate development of the Richmond Hill geometallurgical mode.

1.6	Mineral Resource Estimate

The mineral resource estimate for Richmond Hill includes mineral resources amenable to heap leaching and mineral resources amenable to milling. The mineral resource amenable to heap leaching consists of the oxide and transition material types, and the mineral resource amenable to milling consists of the sulfide material. Table 1-1 presents the mineral resource estimate. The measured and indicated mineral resource amenable to leaching amounts to 269.8 million tons at 0.0135 oz/t gold and 0.141 oz/t silver for 3.65 million ounces of contained gold and 38.1 million ounces of contained silver. Inferred mineral resource amenable to leaching is an additional 254.2 million tons at 0.0103 oz/t gold and 0.090 oz/t silver for 2.61 million ounces of contained gold and 22.8 million ounces of contained silver.

The measured and indicated mineral resource amenable to milling amounts to 69.6 million tons at 0.0141 oz/t gold and 0.139 oz/t silver for 982,100 ounces of contained gold and 9.68 million ounces of contained silver. Inferred mineral resource amenable to milling is an additional 202.2 million tons at 0.0121 oz/t gold and 0.145 oz/t silver for 2.45 million ounces of contained gold and 29.3 million ounces of contained silver.

The measured and indicated mineral resource for leach and mill material amounts to 339.4 million tons at 0.0137 oz/t gold and 0.141 oz/t silver for 4.64 million ounces of contained gold and 47.8 million ounces of contained silver. Inferred mineral resource for leach and mill material is an additional 456.4 million tons at 0.0111 oz/t gold and 0.114 oz/t silver for 5.06 million ounces of contained gold and 52.1 million ounces of contained silver.

Table 1-1: Mineral Resource Estimate

Resource Category	AuEq COG (oz/t)	Ktons	AuEq (oz/t)	Gold (oz/t)	Silver (oz/t)	Gold (koz)	Silver (koz)
Leach Resource:
Measured Mineral Resource		113,748	0.0164	0.0158	0.160	1,793.4	18,208
Oxide	0.0026	94,537	0.0165	0.0158	0.167	1,493.7	15,788
Transition	0.0041	19,211	0.0161	0.0156	0.126	299.7	2,421
Indicated Mineral Resource		156,019	0.0125	0.0119	0.128	1,860.0	19,884
Oxide	0.0026	127,237	0.0122	0.0117	0.128	1,488.7	16,286
Transition	0.0041	28,783	0.0134	0.0129	0.125	371.3	3,598
Meas/Indic Mineral Resource		269,768	0.0141	0.0135	0.141	3,653.3	38,092
Oxide	0.0026	221,774	0.0140	0.0134	0.145	2,982.4	32,074
Transition	0.0041	47,994	0.0145	0.0140	0.125	671.0	6,018
Inferred Mineral Resource		254,186	0.0106	0.0103	0.090	2,613.4	22,787
Oxide	0.0026	211,994	0.0101	0.0098	0.085	2,077.5	18,019
Transition	0.0041	42,192	0.0131	0.0127	0.113	535.8	4,768
Mill Resource (Sulfides):
Measured Mineral Resource	0.0050	20,703	0.0184	0.0165	0.151	341.6	3,126
Indicated Mineral Resource	0.0050	48,893	0.0147	0.0131	0.134	640.5	6,552
Meas/Indic Mineral Resource	0.0050	69,596	0.0158	0.0141	0.139	982.1	9,678
Inferred Mineral Resource	0.0050	202,221	0.0139	0.0121	0.145	2,446.9	29,322
Leach and Mill Mineral Resource:
Measured Mineral Resource		134,452	0.0167	0.0159	0.159	2,135.0	21,334
Indicated Mineral Resource		204,912	0.0130	0.0122	0.129	2,500.5	26,436
Meas/Indic Mineral Resource		339,364	0.0145	0.0137	0.141	4,635.4	47,770
Inferred Mineral Resource		456,407	0.0121	0.0111	0.114	5,060.3	52,109

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Notes:

1. The Mineral Resource estimate has an effective date of 3 February 2025.

2. All figures are rounded to reflect the relative accuracy of the estimate and therefore numbers may not appear to add precisely.

3. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4. Mineral Resources are based on prices of $2000/oz gold and $25/oz silver.

5. Mineral Resources for leach material are based on a gold equivalent cut-off of 0.0026 oz/t for oxide material and 0.0041 oz/t for transition material. Mineral Resources for mill material are based on a gold equivalent cut-off of 0.0050 oz/t.

6. The gold equivalent value for each material is as follows:

Oxide (Leach): Gold equivalent (oz/t) = gold (oz/t) + 0.00418 x silver (oz/t), based on gold recovery of 89% and silver recovery of 30%.

Transition (Leach): Gold equivalent = gold (oz/t) + 0.00382 x silver (oz/t), based on gold recovery of 65% and silver recovery of 20%.

Sulfide (Mill): Gold equivalent = gold (oz/t) + 0.0127 x silver (oz/t), based on gold recovery of 85% and silver recovery of 85%.

7. The gold equivalent values account for metal recoveries, treatment charges, refining costs, and refinery payable percentages.

8. Table 11-4 accompanies this Mineral Resource statement and shows all relevant parameters for mineral resources.

9. Includes a preliminary estimated royalty rate of 3.8% averaged across the Project property. The QP has determined that the resource is not sensitive to nominal changes in the royalty rate but has recommended that this estimate be updated for the Project economic and cash flow analysis.

10. Mineral Resources are reported in relation to a conceptual constraining pit shell to demonstrate reasonable prospects for economic extraction, as required by the definition of Mineral Resource in S-K 1300; mineralization lying outside of the pit shell is excluded from the Mineral Resource.

11. The Mineral Resource estimate is also constrained by the Richmond Hill Project Boundary. Only mineralization inside this boundary is included in the Mineral Resource Estimate, though waste removal outside the boundary is allowed.

12. The Mineral Resources reported are contained on mineral titles owned or controlled by Dakota Gold.

13. The Mineral Resources are reported in-situ without any dilution or loss considerations, as a point of reference.

Table 1-2 presents a reconciliation of the January 2025 mineral resource estimate with the SK-1300 Initial Assessment published in April 2024 (analysis dated current as of October 5, 2023) estimate for mineral resources amenable to leaching. This includes the oxide and transition material. Notable changes include conversion of hard grade estimation boundaries to soft boundaries based on additional data and analysis and updated domains for oxide, transition, and sulfide materials. Updates to cut off grade, recovery rates, costs, gold price, and addition of silver also positively impacted the model.

Table 1-2: Summary of Reconciliation Analysis for Contained Gold Ounces

	Oxide/Transition (Leach)		Sulfide (Mill)		All Mineral Resource
	Meas/Indic	Inferred	Meas/Indic	Inferred	Meas/Indic	Inferred
Parameter	Au (koz)	Au (koz)	Au (koz)	Au (koz)	Au (koz)	Au (koz)
Start - October 2023 Mineral Resource	859	836	469	296	1,328	1,132
Due to Updated Oxide/Transition/Sulfide Domains	453	461	(302)	(197)	151	264
Due to Internal versus Breakeven Cut-off Grade	35	69	10	6	45	75
Due to Updated Recoveries	5	37	65	138	70	175
Due to $2,000/oz Price	11	47	1.6	5	13	53
Due to Dakota Gold Costs	51	182	(0.4)	(10)	51	172
Due to Updated Resource Model (Note 1)	2,215	910	698	1,855	2,914	2,765
Due to Silver (Note 2)	24	72	41	353	64	425
Cumulative Change for All Parameters	2,794	1,778	513	2,151	3,307	3,929
Final - January 2025 Mineral Resource	3,653	2,613	982	2,447	4,635	5,060

Note 1. Only gold used to develop resource shell.

Note 2. Silver economics allowed to contribute to resource shell

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1.7	Environmental

In the 1980s and 1990s, considerable environmental baseline information was collected to support historical mine permitting and to support reclamation and closure activities. This information, along with new and additional or updated data, will be required to support future mine development and permitting efforts.

Dakota Gold collects select environmental baseline information required to support planned exploration permitting and assist with reclamation of disturbed sites. Key environmental baseline disciplines required to support exploration drilling permitting include: vegetation, wildlife, cultural, archaeology, and historical. Dakota Gold will also be negotiating additional baseline requirements with South Dakota Department of Agriculture and Natural Resources (SDDANR) as part of its permitting process for a new mine at Richmond Hill.

As part of LAC’s closure program at Richmond Hill Mine, all material classified as acid generating was removed from the Spruce Gulch waste dump and placed in truck compacted lifts back into the historical Richmond Hill mining area. Following placement of that material, the material was capped with clay to minimize oxygen and water infiltration into the compacted potentially acid-generating material. LAC also used this method to remediate the ore material on the heap leach pads, isolating the pads with a similar clay cap. The leach pad and backfilled historical Richmond Hill mining area impoundment covers have met or exceeded original design specifications for limiting infiltration.

Any potentially impacted groundwater from the former process area, pit impoundment, or Spruce Gulch waste dump facility is actively managed by two on-site water management and treatment systems that have continued to operate throughout the post-closure period. Continued water treatment at these sites would be the responsibility of Dakota Gold once the Option is exercised. The associated costs are subject to post-closure bonding, the obligation for which would be assumed by Dakota Gold upon exercise of the Option.

1.8	Conclusion and Recommendations

Under the assumptions presented in this Initial Assessment Technical Report, and based on the available data, the Mineral Resource Estimates show reasonable prospects of economic extraction. In addition, due to the nature of the Project and the ability to advance Richmond Hill towards production, the recommendation section also outlines an estimate for a complete feasibility level work program. Of the feasibility level work outlined, certain areas of work can be advanced concurrently with the recommended Initial Assessment with cash flow analysis, while others may be informed by the work.

The recommended program is for the company to complete an economic and cash flow analysis.

The following are recommendations for the next stages of work to advance the Project:

•	Advance the Project to an Initial Assessment that includes an economic analysis.
•	Additional metallurgical testwork and process design.
•	Additional drilling to infill the current mineral resource and test additional prospective areas. This will also improve definition of geological domains and provide material for metallurgical testing.
•	Advancement of baseline environmental data collection to support initiation of Project permitting.

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Table 1-3 summarizes the budget cost for these items.

Table 1-3: Budget for Recommended Work

Item	2025	2026	Total
1. Program To Initial Assessment W/ Cash Flow (IACF)	$842,000	-	$842,000
2. Program For Feasibility Study (FS) Metallurgy and Environmental	$2,700,000	$3,000,000	$5,700,000
- Metallurgy Program	$500,000	$400,000	$900,000
- Monitoring Wells	$600,000	-	$600,000
- Environmental Geochemistry	$120,000	$300,000	$420,000
- Environmental Samples/Analytics	$840,000	$1,000,000	$1,840,000
- Environmental Studies/Modeling/Other	$640,000	$1,300,000	$1,940,000
3. Drilling Program	$15,500,000	$18,000,000	$33,500,000
- Target Additional 500k oz For Resource	$9,000,000	$2,000,000	$11,000,000
- Target To Conversion of Resource to Three Years Reserves	$1,500,000	$9,500,000	$11,000,000
- Drilling For Metallurgical Testing	$5,000,000	$6,500,000	$11,500,000
Total	$19,042,000	$21,000,000	$40,042,000

It is anticipated that these items would be performed over the next two years. Given the robust nature of the resource identified, Dakota Gold may choose to defer some portion of additional exploration drilling.

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2	Introduction

2.1	Registrant

Dakota Gold Corp. (Dakota Gold) is a Delaware-incorporated company traded on the NYSE American and with a head office in Lead, South Dakota. Dakota Gold is focused on revitalizing the Homestake District in South Dakota. Dakota Gold has multiple gold mineral projects surrounding the historical Homestake mine, including the Richmond Hill Gold Project, which is the subject of this technical report summary. The Project hosts the former Richmond Hill gold mine that operated from 1988 to 1993 as an open pit mine with heap leach facilities. The Project location is shown in Figure 2-1.

2.2	Terms of Reference

Dakota Gold contracted Independent Mining Consultants, Inc. (IMC) of Tucson, Arizona to develop an updated mineral resource estimate and prepare an SK 1300-compliant Initial Assessment and Technical Report for the Richmond Hill Gold Project (the Project). Mineral resources are reported using the definitions in Regulation S-K 1300, 17 CFR 229.1300. IMC’s scope of work was as follows:

•	Validate gold and silver assays in the database with original assay certificates for a representative portion of the data.

•	Review the quality assurance/quality control (QA/QC) programs and results for drilling database.

•	Review geologic solids developed by Dakota Gold personnel and incorporate them into the resource model.

•	Develop gold and silver grade estimates and resource classification for the resource model.

•	Develop an updated mineral resource for the Project.

•	Prepare the updated Technical Report.

Dakota Gold contracted Woods Process Services, LLC (Woods) of Sparks, Nevada to perform the following scope of work for the Project:

•	Review existing metallurgical testing data and make estimates of process recoveries and processing costs for the various mineral types.

•	Design solids to define the various mineral types in the resource model.

•	Provide recommendations on additional metallurgical testing.

•	Provide sections for the updated Technical Report.

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EXPLANATION
Outcrop of Madison Limestone
Outcrop of Minnelusa Formation
Approximate extent of the Black Hills area, represented by generalized outer extent of the the outcrop of Inyan Kara Group
Richmond Hill Property
N
104°
45'
103°30'
15'
103°
44°45'
30'
44°
43°15'
BELLE FOURCHE
BUTTE CO
LAWRENCE CO
MEADE CO
PENNINGTON CO
CUSTER CO
FALL RIVER CO
LIMESTONE PLATEAU
WYOMING
SOUTH DAKOTA
Spearfish
Whitewood
STURGIS
DEADWOOD
Lead
Central City
Rochford
RAPID CITY
Hill City
Keystone
Rockerville
Hayward
Hermosa
CUSTER
Fairburn
Pringle
Buffalo Gap
HOT SPRINGS
Minnekahta
Cascade Springs
Edgemont
Oral
Provo
Tilford
Nemo
Blackhawk
Box Elder
SOUTH DAKOTA
Black Hills
Area shown
Oahe Reservoir
Missouri River
Base modified from U.S. Geological Survey digital data, 1:100,000, 1977, 1979, 1981, 1983, 1985
Rapid City, Office of City Engineer map, 1:18,000, 1996
Universal Transverse Mercator projection, zone 13
0 10 20 MILES
0 10 20 KILOMETERS

Figure 2-1: Property Location

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2.3	Qualified Persons

Table 2-1 shows the Qualified Persons (QPs) for this technical report and their respective areas of responsibility.

Table 2-1: Qualified Persons Responsibilities

Qualified Person	Company	Report Section(s) of Responsibility
Michael G. Hester	IMC	1 except 1.5,2-8,9.1,11-21,22 except 22.2, 23 except 23.2 and 23.6,24-26
Jeffrey L. Woods	Woods	1.5,9.2,10,22.2,23.2,23.6

Michael G. Hester visited the Property on January 16th and 17th, 2025 to review site conditions and interview site personnel. This included the core logging, processing and storage facilities.

Jeffrey L. Woods did not visit the site. There is currently no on-site process-related infrastructure to examine.

2.4	Date

Information in this Report is current as of February 3, 2025.

2.5	Sources of Information

The main sources of information for this technical report include:

•	The drillhole database compiled and maintained by Dakota Gold.

•	Various geologic and ore type solids developed by Dakota Gold and Woods personnel.

•	The report “S-K 1300 Initial Assessment and Technical Report Summary – Richmond Hill Gold Project, South Dakota, U.S.A” dated April 30, 2024, by AKF Mining Services Inc.

•	Reports and documents cited in Sections 24 and 25 were used to support the preparation of this Report.

2.6	Previous Technical Report Summaries

The Registrant filed a technical report summary on the Project, dated April 30, 2024, that included a maiden mineral resource estimate for the Project.

2.7	Acronyms and Abbreviations

$	U.S. dollar
3D	three-dimensional
AAS	atomic absorption spectroscopy
Ag	silver
AKF	AKF Mining Services Inc.
AOI	Area of Interest
ARD	acid-rock drainage
ARSD	Administrative Rules of South Dakota
Au	gold
Aueq	Gold equivalent
BC	Bondar-Clegg
B.C.	British Columbia
Barrick	Barrick Gold Corporation

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BaseMet	Base Metallurgical Laboratories
BLK	blank
BMA	bulk mineral analysis
BVMM	Bureau Veritas Metals and Minerals
BWi	Bond ball mill work index
CC	Cole Creek
CDP	crushed duplicate
CF	Chism Flat
CG	Chism Gulch
CN	Cyanide
COd	Cambro-Ordovician Deadwood Formation
COdcs	Deadwood Formation basal conglomerate-sandstone
Core	Central Crystalline Core
CP	Calvin Point
CRM	certified reference material
Cu	copper
CUP	Conditional Use Permit
CV	Cleveland
Dakota Gold	Dakota Gold Corp.
DO	dissolved oxygen
DTRC	Dakota Territory Resource Corp.
DUP	duplicate
ERM	Environmental Resources Management
EXNI	Exploration Notice of Intent
Fe	iron
Freeport	Freeport Exploration Company
GRG	gravity-recoverable gold
Homestake	Homestake Mining Company of California
ICP-ES	inductively coupled plasma-emission spectroscopy
ID2	inverse distance squared
IMC	Independent Mining Consultants, Inc.
IP	induced polarization
IRR	internal rate of return
JV	joint venture
Koz	1000 troy ounces
K-Met	K-Met Consultants Inc.
LAC	LAC Minerals
LDL	lower detection limit
Magee	Magee Geophysical Surveys LLC
MC	master composite
Mia	coarse ore index
MRE	mineral resource estimate
NaCN	sodium cyanide
NPV	net present value
NSR	net smelter return
NWS	National Weather Service

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Mineral Resource Estimate

OK	ordinary kriging
P80	80% passing
PAX	potassium amyl xanthate
pC	undivided Precambrian
PDP	pulp duplicate
PEA	preliminary economic assessment
Pef	Precambrian Ellison
Pfl	Precambrian Flagrock
Pgn	Precambrian Greenstone
POX	pressure oxidation
Property	Richmond Hill Gold Project
QA/QC	quality assurance and quality control
Q/C	quality control
QP	qualified person
RC	reverse circulation
RH	Richmond Hill
RHN	Richmond Hill North
RO	reverse osmosis
RQD	rock quality designation
S	sulfur
SAG	semi-autogenous grinding
SCSE	SAG circuit specific energy
SD	standard deviation
SDBME	South Dakota Board of Minerals & Environment
SDDANR	South Dakota Department of Agriculture & Natural Resources
SDDENR	South Dakota Department of Environment & Natural Resources
SDP	sample duplicate
SMC	SAG mill comminution
St. Joe	St. Joe Gold Corporation
SURF	Sanford Underground Research Facility
SWD	surface water discharge
SWPPP	Stormwater Pollution Prevention Plan
TA	Turn Around
Tbx	Tertiary hydrothermal breccia
Tbx RH	Richmond Hill Tertiary hydrothermal breccia
Tbx RHN-NN	Richmond Hill North No Name Tertiary hydrothermal breccia
Tdk	Tertiary dike
Ti	Tertiary intrusive
Tsl	Tertiary sill
TT	Twin Tunnels
U.S.	United States of America
Viable	Viable Resources Inc.
WOL	whole ore leach

Units of Measure

μm	micrometer (micron)

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°	degrees azimuth
°F	degrees Fahrenheit
%	percent
$	United States dollar
ft	foot
ft3/ton	cubic feet per US ton
g	gram
g/cm3	grams per cubic meters
g/mt	grams per tonne
Ga	giga-annum (billion years)
gal/min	U.S. gallons per minute
h	hour
kg	kilogram
kg/t	kilogram per tonne
km2	kilometer squared
kton	1000 US tons
ktonne	1000 metric tonnes
kV	kilovolt
kW	kilowatt
kWh/m3	kilowatt hours per cubic meter
kWh/t	kilowatt hour per tonne
L	liter
m3	cubic meter
m	meter
Ma	mega-annum (one million years)
mg	milligram
mg/L	milligram per liter
ml	milliliter
mm	millimeter
Moz	million ounces
ms	millisecond
Mton	megaton (one million tons)
Opt	ounces per short ton
oz	troy ounce
oz/t	ounces per short ton
oz/ton	ounces per short ton
ppm	parts per million
t	tonne
ton	short ton
ton/ft3	tons per cubic foot
t/m3	tonnes per cubic meter
wt%	weight percentage

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2.8	Units of Measure and Metric Equivalents

Currency

Currency is expressed in United States dollars ($).

Units of Measure and Metric Equivalents

All units of measure used in this Report are United States (US) customary units unless otherwise noted.

Linear Measure

1 centimeter	= 0.3937 inches

1 meter	= 3.2808 feet	= 1.0936 yards

1 kilometer	= 0.6214 miles

Area Measure

1 hectare	= 2.471 acres	= 0.0039 square miles

Capacity Measure (liquid)

1 liter	= 0.2642 United States (US) gallons

Weight

1 tonne	= 1.1023 tons	= 2,205 pounds

1 kilogram	= 2.205 pounds

1 troy ounce (oz)	= 31.1034768 grams

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Technical Report

3	Property Description

Dakota Gold’s Richmond Hill Gold Project comprises 3002.07 acres, including 3000.62 acres of private surface and mineral rights. The Project includes the past-producing Richmond Hill mine and the historical mines of the Carbonate District, as well as multiple prospective areas where gold has been drill-intersected.

3.1	Project Location

The Project is in the western portion of Lawrence County, South Dakota (Figure 2-1), approximately 4.5 miles northwest of Lead, South Dakota.

The center of the main claim block for the Project is at approximately 44° 23’ N latitude and 103° 51’ W longitude. The former Richmond Hill mine is approximately 44° 22’ 45” N latitude and 103° 51’ 30” W longitude.

3.2	Ownership

St. Joe Gold Corporation (St. Joe) developed the former Richmond Hill gold mine in 1987. Bond Gold Corporation (Bond Gold) acquired the St. Joe Gold Corporation gold division in 1988. The mine was permitted, and construction of the mine facilities began in April 1988 under the ownership of Bond Gold.

In November 1989, LAC Minerals Ltd. Acquired Bond Gold. After the merger, the Project was held by the LAC subsidiary Richmond Hill Inc. In 1993, Richmond Hill Inc merged into LAC Minerals (USA) Inc. LAC Minerals (USA) Inc. converted to LAC Minerals (USA) LLC in 1999. Barrick Gold Corporation (Barrick) acquired LAC Minerals Ltd., the parent of LAC Minerals (USA) LLC in November 1994.

The Homestake Mining Company was acquired by Barrick in 2001. LAC Minerals (USA) LLC (hereafter “LAC”) and Homestake Mining Company of California (hereafter “Homestake”), a subsidiary of Homestake Mining Company, merged in October 2023, with Homestake as the surviving entity. Homestake is the current owner of the properties formerly held separately by LAC and Homestake.

Dakota Territory Resources Corp, now DTRC LLC, entered into a three-year Option agreement with Homestake and LAC (for convenience referred to collectively at times as Barrick) in 2021 to acquire the Homestake/LAC interests in the Richmond Hill Project area, with the mineral tenure primarily held in the names of LAC and Homestake (see discussion in 3.3 and 3.4). In 2022, the Option was amended to extend the Option period until March 7, 2026. In February 2025, the Option was again amended to extend the Option until December 31, 2028.

In addition to the optioned Property, Dakota Gold (or its subsidiaries), acquired ~324 acres of private property in the Richmond Hill Project area of which ~76 acres are of surface interest only on Property included in the Richmond Hill Option Agreement.

3.3	Mineral Tenure Holdings

Within the western portion of Lawrence County, South Dakota, the Property covers portions of Sections 9 to 11, 13 to 16, 21 to 24, 26 to 28, and 33 to 35, Township 5 North, Range 2 East, Black Hills Meridian, plus portions of Sections 1, 3, 4, 12, and 13, Township 4 North, Range 2 East, Black Hills Meridian, and a portion of Section 31, Township 5 North, Range 3 East, Black Hills Meridian, plus portions of Sections 6 and 7, Township 4 North, Range 3 East, Black Hills Meridian (Dakota Gold n.d. c 2023) (Figure 3-1). The Property is contiguous with Dakota Gold’s West Corridor and Blind Gold Properties and is approximately two and a half miles north of the producing Wharf Gold mine owned by Coeur Mining.

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Technical Report

The Richmond Hill Project consists of both property subject to the Option (further discussed below) comprising of 94 Lawrence County, South Dakota, Land parcels and two unpatented mining claims as well as 3 additional Lawrence County, South Dakota, Land Parcels owned by Dakota Gold Corp. (DTRC LLC). The 94 land parcels of the Option agreement comprise 246 mineral survey patented lode claims, purchased government lots, and subdivided lots. Twenty-nine (29) parcels consist only of the mineral rights, with the surface belonging to various owners. The 3 additional land parcels comprise 16 mineral survey patented lode claims. Table 3-1 contains a claims listing.

In October 2023, LAC and Homestake merged, and Homestake now owns or controls the entire Option property. At the Report date, Homestake and LAC remain listed in the agreement as owning their respective claims.

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Technical Report

Dakota Gold Corp. Richmond Hill Project
Confidential
Date: 1/17/2025
Time: 2:45am
Author: Taylor Ballert
DAKOTA GOLD
Projection: UTM NAD 83: Zone 13
Lat/Long WGS Reference
miles
Scale 1:50,000
DTRC LLC: Surface and Minerals
RH Option: Surface and Minerals
RH Option: Minerals
RH Option: Minerals & DTRC LLC: Surface
Unpatented Lode Claim
Open Pit Mine (Active & Historical)
Richmond Hill Mine
Wharf Mine
Golden Reward Mine
Kirk
Terry Peak
T5N R2E
T5N R3E
T4N R2E
T4N R3E
Spearfish Canyon Rd
US Highway 14A
14A
44.4
-103.9
-103.8
44.35
44.325

Figure 3-1: Richmond Hill Project Location and Ownership

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Technical Report

Table 3-1: Richmond Hill Gold Property Claims

Map ID	County Tax Parcel ID	Mineral Property Type	Mineral Survey #	Patented Lode or Government Lot	Property Owner
1	16000-00502-110-10	Patented Mineral Properties		Govt. Lot 10	Homestake Mining Company of California
2	16000-00502-130-12	Patented Mineral Properties		Govt. Lot 12	Homestake Mining Company of California
3	16000-00502-140-02	Patented Mineral Properties		Govt. Lot 2	Homestake Mining Company of California
				Govt. Lot 3
				Govt. Lot 4
				Govt. Lot 7
				Govt. Lot 8
				Govt. Lot 9
				Govt. Lot 10
4	16000-00502-150-00	Patented Mineral Properties		Govt. Lot 3	LAC Minerals (USA) LLC
				Govt. Lot 9
				Govt. Lot 10
				Govt. Lot 12
				Govt. Lot 13
5	16000-00502-150-10	Patented Mineral Properties		Tract 0102-A	LAC Minerals (USA) LLC
				Tract 0102-B
				Tract 0103-B
				Tract 0103-A
6	16000-00502-220-01	Patented Mineral Properties		Govt. Lot 1	LAC Minerals (USA) LLC
7	16000-00502-220-04	Patented Mineral Properties		Govt. Lot 2	LAC Minerals (USA) LLC
				Govt. Lot 4
8	16000-00502-220-10	Patented Mineral Properties		Govt. Lot 5	LAC Minerals (USA) LLC
9	16000-00502-230-00	Patented Mineral Properties		Govt. Lot 9	LAC Minerals (USA) LLC
				Govt. Lot 10
10	16000-00502-230-01	Patented Mineral Properties		Govt. Lot 1	Homestake Mining Company of California
				Govt. Lot 2
				Govt. Lot 3
				Govt. Lot 4
				Govt. Lot 5
				Govt. Lot 6
				Govt. Lot 7
				Govt. Lot 8
11	16000-00502-240-12	Patented Mineral Properties		Govt. Lot 12	Homestake Mining Company of California
				Govt. Lot 13
				Govt. Lot 14
12	26280-00348-000-00	Minerals Only	348	Old Reliable	Homestake Mining Company of California
13	26280-00407-000-00	Patented Mineral Properties	407	Enterprise	LAC Minerals (USA) LLC
14	26280-00408-000-10	Patented Mineral Properties	408	Surprise	LAC Minerals (USA) LLC
15	26280-00417-000-00	Patented Mineral Properties	417	Carbonate	LAC Minerals (USA) LLC
16	26280-00425-000-00	Patented Mineral Properties	425	Jay Gould	LAC Minerals (USA) LLC
17	26280-00426-000-00	Patented Mineral Properties	426	Garfield	LAC Minerals (USA) LLC
18	26280-00428-000-00	Patented Mineral Properties	428	Far West	LAC Minerals (USA) LLC
19	26280-00437-000-00	Patented Mineral Properties	437	Katie	LAC Minerals (USA) LLC
20	26280-00438-000-00	Patented Mineral Properties	438	Arthur	LAC Minerals (USA) LLC
21	26280-00440-000-00	Patented Mineral Properties	440	Hartshorn	LAC Minerals (USA) LLC
22	26280-00441-000-00	Patented Mineral Properties	441	Minnie	LAC Minerals (USA) LLC
23	26280-00442-000-00	Patented Mineral Properties	442A	Ultimo	LAC Minerals (USA) LLC
24	26280-00443-000-00	Patented Mineral Properties	443	Tidiout	LAC Minerals (USA) LLC
25	26280-00447-000-00	Patented Mineral Properties	447A	Utica	LAC Minerals (USA) LLC
26	26280-00448-000-00	Patented Mineral Properties	448A	Antietam	LAC Minerals (USA) LLC
27	26280-00449-000-10	Patented Mineral Properties	449	Blue Bird	LAC Minerals (USA) LLC
28	26280-00450-000-00	Patented Mineral Properties	450	Carbonate Fraction #1	LAC Minerals (USA) LLC
29	26280-00451-000-00	Patented Mineral Properties	451	Carbonate Fraction #2	LAC Minerals (USA) LLC
30	26280-00465-000-00	Patented Mineral Properties	465	Mutual	LAC Minerals (USA) LLC

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Map ID	County Tax Parcel ID	Mineral Property Type	Mineral Survey #	Patented Lode or Government Lot	Property Owner
31	26280-00466-000-00	Patented Mineral Properties	466	Washington	LAC Minerals (USA) LLC
32	26280-00473-000-00	Patented Mineral Properties	473	May Queen	LAC Minerals (USA) LLC
33	26280-00474-000-00	Patented Mineral Properties	474	Hercules	LAC Minerals (USA) LLC
34	26280-00489-000-00	Patented Mineral Properties	489	Adelphi	LAC Minerals (USA) LLC
35	26280-00675-000-00	Minerals Only	675	General Grant	Homestake Mining Company of California
36	26280-00679-000-00	Patented Mineral Properties	679	Spanish	LAC Minerals (USA) LLC
37	26280-00680-000-00	Patented Mineral Properties	680	Richmond	LAC Minerals (USA) LLC
38	26340-00839-000-00	Minerals Only	839	Boss	Homestake Mining Company of California
39	26340-00874-000-00	Patented Mineral Properties	874	Brooklyn	LAC Minerals (USA) LLC
40	26340-00930-000-00	Minerals Only	930	Big Sam	Homestake Mining Company of California
			930	Francis
			930	Marseillase
			930	Minnie
			930	Ruby Hill
			930	Glenwood
41	26340-00935-000-20	Minerals Only	935	South Lyon	Homestake Mining Company of California; Parcel # 26340-00935-000-20 excludes Gov’t Lot 5.
44	26342-00935-010-00
45	26342-00935-020-00
42	26340-00977-000-00	Patented Mineral Properties	977	J.M.	LAC Minerals (USA) LLC
			977	Todd
			977	Earle
			977	Minnie C
			977	Lyda B
			977	Sister
			977	Arthur L
			977	Cass
			977	Newell
			977	Calvin P
			977	Emma
			977	Virginia
			977	Juliett
			977	Donald W
			977	Helen
			977	Atwood
			977	Little Bonanze
			977	Ella
			977	Ralph K

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Map ID	County Tax Parcel ID	Mineral Property Type	Mineral Survey #	Patented Lode or Government Lot	Property Owner
43	26340-01022-000-00	Patented Mineral Properties	1022	Chloride Fr.	LAC Minerals (USA) LLC
			1022	Calkins
			1022	Logan
			1022	Anis
46	26380-01043-000-00	Patented Mineral Properties	1043	Rattler	LAC Minerals (USA) LLC
			1043	Gilroy
47	26380-01092-000-00	Minerals Only	1092	Dakota	Homestake Mining Company of California & Willis Aye
			1092	Granite
			1092	Columbia
			1092	Union
48	26380-01109-000-00	Minerals Only	1109	Argenta	Homestake Mining Company of California
			1109	Oro
			1109	Oro Fraction
49	26380-01109-000-05	Minerals Only	1109	Glyn	Homestake Mining Company of California
50	26380-01109-000-10	Minerals Only	1109	Lemans	Homestake Mining Company of California
51	26380-01114-000-00	Minerals Only	1114	West Wedge Fraction	Homestake Mining Company of California
			1114	West End
			1114	Jackson
			1114	Moonlight
			1114	Sunrise
			1114	Sunset Fraction
			1114	Lizzie
52	26420-01141-000-20	Minerals Only	1141	Camden	Homestake Mining Company of California
			1141	Ford
			1141	Georgia
53	26460-01168-000-00	Patented Mineral Properties	1168	Blue	Homestake Mining Company of California & Dakota Gold Corp. (DTRC LLC) Surface
			1168	Rocklyn
54	26540-01247-000-00	Minerals Only	1247	White House	Homestake Mining Company of California
			1247	Congress
			1247	China Fraction
			1247	Japan Fraction
55	26540-01278-000-00	Patented Mineral Properties	1278	Nanki-Poo	LAC Minerals (USA) LLC
			1278	Dalaunay
56	26540-01283-000-10	Minerals Only	1283	May	Homestake Mining Company of California
57	26540-01283-000-20	Minerals Only	1283	Deadwood	Homestake Mining Company of California
58	26540-01283-000-30	Minerals Only	1283	Buffalo	Homestake Mining Company of California
			1283	Link Fraction
59	26540-01288-000-10	Minerals Only	1288	Longpoint Fraction	Homestake Mining Company of California
60	26540-01288-000-20	Minerals Only	1288	Cardinal	Homestake Mining Company of California
61	26540-01289-000-05	Minerals Only	1289	Ames	Homestake Mining Company of California
			1289	Ames Fraction
62	26540-01289-000-10	Minerals Only	1289	Cloud	Homestake Mining Company of California
			1289	Dick
			1289	Lightning
			1289	Thunder
63	26540-01289-000-15	Minerals Only	1289	Ester	Homestake Mining Company of California
64	26580-01349-000-00	Minerals Only	1349	James G. Blaine	Homestake Mining Company of California
65	26580-01376-000-88	Patented Mineral Properties	1376	Tract PR2	LAC Minerals (USA) LLC

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Map ID	County Tax Parcel ID	Mineral Property Type	Mineral Survey #	Patented Lode or Government Lot	Property Owner
66	26580-01376-000-90	Patented Mineral Properties	1376	Aliance	LAC Minerals (USA) LLC
			1376	Sucker
			1376	Little Ellen
			1376	Black Bird
			1376	Golden Eagle No. 2
			1376	Rubicon
			1376	Rubicon No. 2
			1376	Rubicon No. 4
			1376	Dakota
			1376	Darboy
			1376	Havana No. 1
			1376	Havana No. 3
67	26580-01382-000-00	Leased Mineral Rights	1382	Rubicon	PETERSON, JAMES E
			1382	Cleveland
			1382	Lizzie Johnson
			1382	Standard
68	26580-01382-000-10	Leased Mineral Rights	1382	Grayback	PETERSON, JAMES E
69	26580-01398-000-00	Patented Mineral Properties	1398	Independent	LAC Minerals (USA) LLC
			1398	Independent No. 1
			1398	Republik
70	26620-01406-000-00	Patented Mineral Properties	1406	Yankee Boy	Homestake Mining Company of California
			1406	Yankee Boy No. 3
			1406	Yankee Boy No. 4
			1406	Alliance No 2
			1406	Little Bonanza No. 2
			1406	Magna Charta
			1406	General Joe Hooker
71	26620-01406-000-10	Minerals Only	1406	Arthur No. 1	Homestake Mining Company of California
			1406	Little Hill
			1406	Little Hill No. 2
72	26620-01436-000-00	Patented Mineral Properties	1436	Joplin No. 1	LAC Minerals (USA) LLC
			1436	Joplin No. 2
			1436	Joplin No. 3
			1436	Julia-Etta
			1436	Magnetic
73	26620-01440-000-00	Patented Mineral Properties	1440	Crest	LAC Minerals (USA) LLC
			1440	Samoa
			1440	Co-moa
			1440	Sylvanite No. 1
			1440	Sylvanite No. 2
			1440	Grove
			1440	Volt
			1440	Seven-B
			1440	Storm King
			1440	Vigor
74	26620-01468-000-00	Minerals Only	1468	Loyd	Homestake Mining Company of California
75	26620-01469-000-00	Patented Mineral Properties	1469	Cashier	LAC Minerals (USA) LLC
			1469	LaPlata

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Map ID	County Tax Parcel ID	Mineral Property Type	Mineral Survey #	Patented Lode or Government Lot	Property Owner
76	26620-01529-000-00	Patented Mineral Properties	1529	Maryland	LAC Minerals (USA) LLC
			1529	Baltimore
			1529	Maverick
			1529	Badger
			1529	North Side Fraction
77	26680-01569-000-00	Patented Mineral Properties	1569	Lola	LAC Minerals (USA) LLC
78	26680-01616-000-60	Minerals Only	1616	Genessee	Homestake Mining Company of California
			1616	Grenada
			1616	Peerless
79	26680-01616-000-70	Minerals Only	1616	Trenton	Homestake Mining Company of California
80	26680-01617-000-00	Patented Mineral Properties	1617	Los Angeles No. 1	Homestake Mining Company of California
			1617	Los Angeles No. 2
			1617	Los Angeles No. 3
81	26680-01643-000-00	Minerals Only	1643	Snorter	Homestake Mining Company of California
			1643	Snorter Fraction
82	26680-01655-000-10	Patented Mineral Properties	1655	Zelpha Mable	LAC Minerals (USA) LLC
			1655	Josephine
			1655	St. Cloud No. 1
			1655	St. Cloud No. 3
			1655	Comstock
			1655	Victor Fraction #3
			1655	Grand Deposit No. 2
			1655	Tartar
			1655	Red Cloud
			1655	Red Cloud Frac.
			1655	Valley Frac.
83	26680-01655-000-20	Patented Mineral Properties	1655	St. Cloud No. 5	LAC Minerals (USA) LLC
84	26680-01659-000-20	Minerals Only	1659	Maid of Erin	Homestake Mining Company of California
			1659	Telegram
			1659	Gannon
			1659	B&M Fraction
85	26680-01673-000-00	Patented Mineral Properties	1673	Belligerent	Homestake Mining Company of California & Dakota Gold Corp. (DTRC LLC) Surface
			1673	Belligerent Fraction
			1673	Belligerent No. 3
			1673	Belligerent No. 4
			1673	Bull Hill
86	26760-01769-000-00	Patented Mineral Properties	1769	Edmonia	LAC Minerals (USA) LLC
87	26760-01792-000-00	Minerals Only	1792	Marconi	Homestake Mining Company of California
88	26760-01822-000-00	Minerals Only	1822	Bessie	Homestake Mining Company of California
			1822	Cross No. 1
			1822	Dixie
			1822	Geneva
			1822	Hattie
			1822	Tan
89	26760-01829-000-10	Patented Mineral Properties	1829	Tract 1	Homestake Mining Company of California
90	26760-01851-000-00	Patented Mineral Properties	1851	Mars No. 1	LAC Minerals (USA) LLC
91	26760-01862-000-00	Patented Mineral Properties	1862	Stella No. 3	Homestake Mining Company of California
			1862	Stella No. 5
			1862	Margarite No. 6
			1862	Margarite No. 7
92	26760-01872-000-00	Patented Mineral Properties	1872	Legal Tender	LAC Minerals (USA) LLC
			1872	Diamond Point
			1872	Joe Craig
			1872	Gremmel No. 1
			1872	Cotton Tail Frac.

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Map ID	County Tax Parcel ID	Mineral Property Type	Mineral Survey #	Patented Lode or Government Lot	Property Owner
93	26800-01910-000-00	Patented Mineral Properties	1910	Dante	LAC Minerals (USA) LLC
			1910	Creston
			1910	Morning Glory
			1910	Vindicator
94	26880-02033-000-00	Patented Mineral Properties	2033	Bison	LAC Minerals (USA) LLC
			2033	Trent
95	N/A	Unpatented Mining Lodes	N/A	L&O No. 1	St. Joe Minerals
96	N/A	Unpatented Mining Lodes	N/A	NJB 7	Bond Gold Richmond
97	26620-01401-000-00	Patented Mineral Properties	1401	Mammouth	Dakota Gold Corp. (DTRC LLC)
98	26680-01709-000-20	Patented Mineral Properties	1709	Dague #1	Dakota Gold Corp. (DTRC LLC)
				Dague #2
99	26760-01862-000-10	Patented Mineral Properties	1862	Stella	Dakota Gold Corp. (DTRC LLC)
				Stella #1
				Stella #2
				Stella #4
				Stella #6
				Stella #7
				Margarite
				Margarite #1
				Margarite #2
				Margarite #3
				Margarite $4
				Margarite #5
				Margarite #8

Notes: DGC = Dakota Gold Corp.; LAC = Homestake; as of early October 2023, LAC Minerals (USA) LLC and Homestake merged, and the Option property interests are now owned or controlled entirely by Homestake.

3.4	Richmond Hill Option Agreement

On October 14, 2021, Dakota Territory Resource Corp. (DTRC) (now Dakota Gold) entered into an Option agreement with Barrick to acquire the Richmond Hill Gold Project jointly held in the names of Barrick’s wholly owned subsidiaries, LAC and Homestake. Under the terms of the Option agreement, Dakota Gold was provided a three-year option to acquire the surface and mineral rights with attendant facilities comprising the Richmond Hill Project.

On signing, Dakota Gold issued 400,000 shares to Barrick and agreed to make three $100,000 payments (all paid) during the Option period. The Option could be exercised at any time before September 7, 2024, by assuming all the liabilities and bonds currently held by LAC and Homestake for the Richmond Hill Gold Project. In addition, upon exercise of the Option, Dakota Gold would issue Barrick an additional 400,000 shares and grant Barrick a 1% net smelter return (NSR) concerning any gold recovered from the Project.

On September 8, 2022, Dakota Gold announced an amendment to the original Richmond Hill Option agreement whereby the Option period was extended by 18 months to March 7, 2026. In addition, more than 560 acres of 100% mineral rights owned by Homestake were added to the properties subject to the Option, and Dakota Gold issued an additional 180,000 shares to Barrick. All other terms and obligations under the original Option agreement remained unchanged. The Option was again amended on February 3, 2025, extending the Option period until December 31, 2028, in return for Dakota Gold agreeing to make three annual payments of $170,000, with the first of these due on March 1, 2026.

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The current Richmond Hill Option agreement (as amended) is summarized as follows:

•	Option to purchase all of the mineral rights, surface rights, attendant facilities, and patented properties owned by Homestake or Lac in the Project area.
•	Issue an aggregate of 980,000 Dakota Gold shares to Barrick through a combination of shares issued at signing and upon exercise of the Option (580,000 shares have been issued to date).
•	Assume all property liabilities and bonds upon exercise of Option.
•	Issue a 1% NSR upon executing the Option to Barrick from any gold production from the Option property.
•	Three annual payments of $100,000 have been paid previously. Dakota Gold will make three additional annual payments $170,000 to Barrick beginning on March 1, 2026.
•	Unless further extended, the Option period extends until December 31, 2028.

Dakota Gold was current with all Option agreement terms and conditions as of the Report date.

3.5	Surface Rights

The Option agreement included surface rights to many of the properties included in the Project area. Table 3-1 details parcels that include mineral rights, surface rights, or both. Pursuant to SDCL 45-5-1, surface rights are subservient to the development of mineral rights.

3.6	Water Rights

Dakota Gold does not own any water rights in the Project area. Water for exploration drilling programs has been sourced locally and either pumped or trucked to the drills. One of three wells that supplied water to the Richmond Hill mine is still active, and Homestake maintains the water right.

3.7	Royalties

In addition to the 1% NSR that Dakota Gold must grant to Barrick, several claims have underlying royalties. Table 3-2 lists the claims and any extra royalties payable to underlying claim owners. Figure 3-2 identifies claims with underlying royalties.

The document numbers for deeds, warranty deeds, agreements, and others refer to documents recorded at the Lawrence County Court House in Deadwood, South Dakota. The following information regarding royalties is extracted from these public documents (Dakota Gold, pers. Comm.):

Aye/Gali Royalty

The original Aye/Gali royalty is defined in Warranty Deed, 82-05846, dated June 2, 1976, between Iwalana L. Gali (Grantor, formally Aye, a married woman) and Homestake Mining (Grantee). The 5% Gross Royalty on all minerals produced is calculated less sales, severance and other similar taxes, charges for transportation from mine to treatment, smelting and/or refining, as well as cost for treatment, smelting and/or refining. In the event royalties are paid, the aggregate paid to the Grantor shall not exceed the sum of $200.00 per acre times the total number of acres conveyed by the Grantor to the Grantee. Dakota Gold calculated a total 416.8 acres are under the Aye (Gali) royalty agreement in 8 land parcels. At $200.00 cap per acre, that would mean the maximum royalty would be $83,360.00 if all parcels were impacted.

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Bohlen/Hoffman Royalty

The Bohlen/Hoffman royalty is defined in a Grant, Bargain and Sale Deed, 2014-01458, dated April 11, 2014, between Sharlene J. Hoffman and Earl D. and Helen L. Bohlen (Grantor) and Homestake Mining (Grantee). The 4% Net Smelter Returns Royalty on all minerals produced is calculated less refining and delivery costs and taxes but does not allow for deduction of costs related to trading activities or mining, milling, leaching, or any other on-site processing costs.

Fillmore Royalty

The Fillmore royalty is defined in a Mining Deed, 84-01176, dated May 24, 1968, between Fillmore and Company, Inc, W. O. and Lillian G. Filmore (Grantor) and Congo Uranium Company (Grantee). The Filmore Royalty is a 5% Net Smelter Returns Royalty on all minerals produced. Under earlier agreements, the royalty was initially established at 10% but was bought down to 5% in 1974.

Peterson Royalty

The Peterson royalty is defined in a First Amendment to Lease Agreement, dated November 15, 1984, between James E. and Arlene Peterson (Grantor) and St. Joe American Corporation (Grantee). The 5% Net Smelter Returns Royalty on all minerals produced is due within 30 days of each calendar quarter end, and is calculated less any weighing, sampling, penalty, processing, or other charges assessed by purchaser, selling charges, any sales, severance, gross production, privilege or similar taxes assessed or in connection with the ore measured by the value thereof, and less cost of transportation. The cost of leaching or other solution techniques shall be also deducted from the selling price.

Whitehouse Royalty

The Whitehouse royalties are defined by two agreements, Mining Deed, 76-01230, dated June 1, 1976, and Warranty Deed, 76-01231, dated June 1, 1976, between White House Congress, Inc. (Grantor) and Homestake Mining (Grantee). The 5% Gross Royalty on all minerals produced is calculated less sales, severance and other similar taxes, charges for transportation from mine to treatment, smelting and/or refining, as well as cost for treatment, smelting and/or refining. In the event royalties are paid, the aggregate paid to the Grantor shall not exceed the sum of $200 per acre times the total number of acres conveyed by the Grantor to the Grantee. The property subject to the Whitehouse Royalty currently sits outside of the resource evaluated in this Initial Assessment. The claims under the Whitehouse Royalty are scattered and mostly not contiguous. There are approximately 27 parcels for a total of 486.26 acres at $200 cap per acre, the maximum royalty would be $97,252 if all parcels were impacted.

Orion Future Royalty

Upon the exercise of the Richmond Hill Option, a 1% NSR Royalty shall come into effect in favor of OMF Fund IV SPV A LLC, a Delaware limited liability company, for the lode claims in Mineral Surveys 1406 and 1822 (Chism Gulch).

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Table 3-2: Richmond Hill Project Parcels with Holding Costs and Royalties

Map ID	County Parcel ID Number	Mineral Property Type	Legal Description	Property Owner	Annual Property Maintenance	2024 Taxes Paid	Other Cost	First Royalty Owner	Royalty %	Second Royalty Owner	Royalty %	Third Royalty Owner	Royalty %	Royalty % Total	Comments
1	16000-00502-110-10	Patented Mineral Properties	Lot 10 11-005-02	Homestake Mining Company of California	Annual Lawrence Co. property tax	$12.68		HMC	1					1
2	16000-00502-130-12	Patented Mineral Properties	Lot 12 13-005-02	Homestake Mining Company of California	Annual Lawrence Co. property tax	$2.34		HMC	1					1
3	16000-00502-140-02	Patented Mineral Properties	Lots 2, 3, 4, 7, 8, 9 & 10 14-005-02	Homestake Mining Company of California	Annual Lawrence Co. property tax	$165.12		HMC	1					1
4	16000-00502-150-00	Patented Mineral Properties	Govt Lots 3, 9, 10, 12 & 13 15-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$23.48		HMC	1					1
5	16000-00502-150-10	Patented Mineral Properties	Tracts 0102-A & 0102-B of NE1/4, Tract 0103-B of NW1/4 & Tract 103A of NW1/4 15-	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$11.40		HMC	1					1
6	16000-00502-220-01	Patented Mineral Properties	Govt Lot 1 22-005- 02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$4.42		HMC	1
7	16000-00502-220-04	Patented Mineral Properties	Govt Lots 2 & 4 22- 005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$29.22		HMC	1					1
8	16000-00502-220-10	Patented Mineral Properties	Govt Lot 5 22-005- 02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$20.34		HMC	1					1
9	16000-00502-230-00	Patented Mineral Properties	Govt Lots 9 & 10 23-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$0.48		HMC	1					1
10	16000-00502-230-01	Patented Mineral Properties	Lots 1, 2, 3, 4, 5, 6, 7 & 8 23-005-02	Homestake Mining Company of California	Annual Lawrence Co. property tax	$153.06		HMC	1					1
11	16000-00502-240-12	Patented Mineral Properties	Lots 12, 13 & 14 24- 005-02	Homestake Mining Company of California	Annual Lawrence Co. property tax	$23.94		HMC	1					1
12	26280-00348-000-00	Minerals Only	M.S. 348 Old Reliable Lode 14- 005-02	Homestake Mining Company of California				HMC	1	Aye/Gali	5			6	Capped Royalty
13	26280-00407-000-00	Patented Mineral Properties	M.S. 407 Enterprise Lode 10-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$8.04		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
14	26280-00408-000-10	Patented Mineral Properties	M.S. 408 pt Surprise Lode 10-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$12.46		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
15	26280-00417-000-00	Patented Mineral Properties	M.S. 417 Carbonate Lode 15-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$12.22		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
16	26280-00425-000-00	Patented Mineral Properties	M.S. 425 Jay Gould Lode 10-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$13.48		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
17	26280-00426-000-00	Patented Mineral Properties	M.S. 426 Garfield Lode 10-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$11.30		HMC	1	-Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
18	26280-00428-000-00	Patented Mineral Properties	M.S. 428 Far West Lode 15-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$9.36		HMC	1					1
19	26280-00437-000-00	Patented Mineral Properties	M.S. 437 Katie Lode 10-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$13.08		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
20	26280-00438-000-00	Patented Mineral Properties	M.S. 438 Arthur Lode 10-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$13.08		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
21	26280-00440-000-00	Patented Mineral Properties	M.S. 440 Hartshorn Lode 09-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$11.20		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes

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Map ID	County Parcel ID Number	Mineral Property Type	Legal Description	Property Owner	Annual Property Maintenance	2024 Taxes Paid	Other Cost	First Royalty Owner	Royalty %	Second Royalty Owner	Royalty %	Third Royalty Owner	Royalty %	Royalty % Total	Comments
22	26280-00441-000-00	Patented Mineral Properties	M.S. 441 Minnie Lode 15-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$9.36		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
23	26280-00442-000-00	Patented Mineral Properties	M.S. 442ª Ultimo Lode 15-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$13.38		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
24	26280-00443-000-00	Patented Mineral Properties	M.S. 443 Tidiout Lode 15-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$12.58		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
25	26280-00447-000-00	Patented Mineral Properties	M.S. 447ª Utica Lode 15-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$14.60		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
26	26280-00448-000-00	Patented Mineral Properties	M.S. 448A Antietam Lode 15-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$14.32		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
27	26280-00449-000-10	Patented Mineral Properties	M.S. 449 Blue Bird Lode 15-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$2.62		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
28	26280-00450-000-00	Patented Mineral Properties	M.S. 450 Carbonate Fraction #1 Lode 15- 005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$2.12		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
29	26280-00451-000-00	Patented Mineral Properties	M.S. 451 Carbonate Fraction #2 Lode 15- 005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$0.60		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
30	26280-00465-000-00	Patented Mineral Properties	M.S. 465 Mutual Lode 15-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$10.64		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
31	26280-00466-000-00	Patented Mineral Properties	M.S. 466 Washington Lode 15- 005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$8.90		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
32	26280-00473-000-00	Patented Mineral Properties	M.S. 473 May Queen Lode 15-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$6.56		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
33	26280-00474-000-00	Patented Mineral Properties	M.S. 474 Hercules Lode 15-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$4.14		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
34	26280-00489-000-00	Patented Mineral Properties	M.S. 489 Adelphi Lode 15-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$13.96		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
35	26280-00675-000-00	Minerals Only	M.S. 675 General Grant Lode 01-004- 02	Homestake Mining Company of California				HMC	1	Whitehouse	5			6	Capped Royalty
36	26280-00679-000-00	Patented Mineral Properties	M.S. 679 Spanish Lode 15-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$10.86		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
37	26280-00680-000-00	Patented Mineral Properties	M.S. 680 Richmond Lode 15-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$11.80		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
38	26340-00839-000-00	Minerals Only	M.S. 839 Boss Lode 06-004-03	Homestake Mining Company of California				HMC	1					1
39	26340-00874-000-00	Patented Mineral Properties	M.S. 874 Brooklyn Lode 15-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$11.86		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes

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Map ID	County Parcel ID Number	Mineral Property Type	Legal Description	Property Owner	Annual Property Maintenance	2024 Taxes Paid	Other Cost	First Royalty Owner	Royalty %	Second Royalty Owner	Royalty %	Third Royalty Owner	Royalty %	Royalty % Total	Comments
40	26340-00930-000-00	Minerals Only	M.S. 930 Big Sam Lode etc. 07-004-03	Homestake Mining Company of California				HMC	1	Whitehouse	5			6	Capped Royalty
41	26340-00935-000-20	Minerals Only	M.S. 935 Tract 1 pt of South Lyon Lode	Homestake Mining Company of California				HMC	1	Whitehouse	5			6	Capped Royalty; Excluding Govt Lot 5 being a part of Tract 1
42	26340-00977-000-00	Patented Mineral Properties	M.S. 977 Donald W, Ella & Virginia Lodes Etal 22-005- 02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$239.02		HMC	1					1
43	26340-01022-000-00	Patented Mineral Properties	M.S. 1022 Chloride Fraction Lode Etal 15-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$15.18		HMC	1					1	Subject to potential reversion of property if not used for mining purposes
44	26342-00935-010-00	Minerals Only	M.S. 935 Lost Irishman Lot 1	Homestake Mining Company of California				HMC	1	Whitehouse	5			6	Capped Royalty
45	26342-00935-020-00	Minerals Only	M.S. 935 Lost Irishman Lot 2	Homestake Mining Company of California				HMC	1	Whitehouse	5			6	Capped Royalty
46	26380-01043-000-00	Patented Mineral Properties	M.S. 1043 Rattler & Gilroy Lodes 15- 005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$15.68		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
47	26380-01092-000-00	Minerals Only	M.S. 1092 Union Lode Etal 14-005-02	Homestake Mining Company of California				HMC	1	Aye/Gali	5			6	Capped Royalty
48	26380-01109-000-00	Minerals Only	M.S. 1109 Oro, Oro Frac. & Argenta Lodes 12-004-02	Homestake Mining Company of California				HMC	1	Whitehouse	5			6	Capped Royalty
49	26380-01109-000-05	Minerals Only	M.S. 1109 Glyn Lode 12-004-02	Homestake Mining Company of California				HMC	1	Whitehouse	5			6	Capped Royalty
50	26380-01109-000-10	Minerals Only	M.S. 1109 Lemars Lode 12-004-02	Homestake Mining Company of California				HMC	1	Whitehouse	5			6	Capped Royalty
51	26380-01114-000-00	Minerals Only	M.S. 1114 Jackson Lode etc. 12-004-02	Homestake Mining Company of California				HMC	1	Whitehouse	5			6	Capped Royalty
52	26420-01141-000-20	Minerals Only	M.S. 1141 Camden, Ford & Georgie, etc	Homestake Mining Company of California				HMC	1	Whitehouse	5			6	Capped Royalty
53	26460-01168-000-00	Patented Mineral Properties	M.S. 1168 Rocklyn & Blue Lodes 34-005-02	Homestake Mining Company of California	Annual Lawrence Co. property tax	$19.20		HMC	1	Whitehouse	5			6	Capped Royalty
54	26540-01247-000-00	Minerals Only	M.S. 1247 Whitehouse & Congress Lodes Etal 14-005-02	Homestake Mining Company of California				HMC	1	Aye/Gali	5			6	Capped Royalty
55	26540-01278-000-00	Patented Mineral Properties	M.S. 1278 Delaunay & Nanki- Poo Lodes 15-005- 02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$25.34		HMC	1					1	Subject to potential reversion of property if not used for mining purposes
56	26540-01283-000-10	Minerals Only	M.S. 1283 May Lode 33-005-02	Homestake Mining Company of California				HMC	1	Whitehouse	5			6	Capped Royalty
57	26540-01283-000-20	Minerals Only	M.S. 1283 Deadwood Lode 33- 005-02	Homestake Mining Company of California				HMC	1	Whitehouse	5			6	Capped Royalty
58	26540-01283-000-30	Minerals Only	M.S. 1283 Buffalo & Link Frac. Lodes 33- 005-02	Homestake Mining Company of California				HMC	1	Whitehouse	5			6	Capped Royalty
59	26540-01288-000-10	Minerals Only	M.S. 1288 Long Point Frac Lode 35- 005-02	Homestake Mining Company of California				HMC	1	Whitehouse	5			6	Capped Royalty
60	26540-01288-000-20	Minerals Only	M.S. 1288 Cardinal Lode 35-005-02	Homestake Mining Company of California				HMC	1	Whitehouse	5			6	Capped Royalty

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Map ID	County Parcel ID Number	Mineral Property Type	Legal Description	Property Owner	Annual Property Maintenance	2024 Taxes Paid	Other Cost	First Royalty Owner	Royalty %	Second Royalty Owner	Royalty %	Third Royalty Owner	Royalty %	Royalty % Total	Comments
61	26540-01289-000-01	Minerals Only	M.S. 1289 Cloud, Thunder, Lighting & Dick Lodes	Homestake Mining Company of California				HMC	1	Whitehouse	5			6	Capped Royalty
62	26540-01289-000-05	Minerals Only	M.S. 1289 Ames & Ames Frac. Lodes	Homestake Mining Company of California				HMC	1	Whitehouse	5			6	Capped Royalty
63	26540-01289-000-15	Minerals Only	M.S. 1289 Ester Lode 27-005-02	Homestake Mining Company of California				HMC	1	Whitehouse	5			6	Capped Royalty
64	26580-01349-000-00	Minerals Only	M.S. 1349 James g. Blain Lode 34-005- 02	Homestake Mining Company of California				HMC	1					1
65	26580-01376-000-88	Patented Mineral Properties	M.S. 1376 Tract PR2 of Porto Rico #2 & Porto Rico Lodes 10, 11, 14, & 15- 005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$22.28		HMC	1					1
66	26580-01376-000-90	Patented Mineral Properties	M.S. 1376 Darboy, Rubicon & Dakota Lodes Etal 14-005- 02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$5202.04		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
67	26580-01382-000-00	Leased Mineral Rights	M.S. 1382 Cleveland & Rubicon Lodes Etal 23-005-02	PETERSON, JAMES E		$1647.36	$4,000.00	HMC	1	Peterson	5			6	Lease Term 10 years (1984) $4000 annual extended by payment. See comments in parcel #26580-01382-000-10
68	26580-01382-000-10	Leased Mineral Rights	M.S. 1382 Grayback Lode 23-005-02	PETERSON, JAMES E		$299.72		HMC	1	Peterson	5			6	Lease Term 10 years (1984) $4000 annual extended by payment. This annual cost is already calculated in parcel #26580-01382-000-00
69	26580-01398-000-00	Patented Mineral Properties	M.S. 1398 Independent Lode Etal 15-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$71.00		HMC	1	Fillmore	5			6	Subject to potential reversion of property if not used for mining purposes
70	26620-01406-000-00	Patented Mineral Properties	M.S. 1406 Yankee Boy, Yankee Boy #3 & #4, Manga Charta, Alliance #2, Little Bonanza #2 & General Joe Hooker Lodes 14-005-02	Homestake Mining Company of California	Annual Lawrence Co. property tax	$97.00		HMC	1	Aye/Gali	5	OMF Fund	1	7	Capped Royalty
71	26620-01406-000-10	Minerals Only	M.S. 1406 Little Hill, Little Hill #2 & Arthur #1 Lodes 14- 005-02	Homestake Mining Company of California				HMC	1	Aye/Gali	5	OMF Fund	1	7	Capped Royalty
72	26620-01436-000-00	Patented Mineral Properties	M.S. 1436 Julie Ette Lode Etal 22-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$75.72		HMC	1			1	Subject to potential reversion of property if not used for mining purposes
73	26620-01440-000-00	Patented Mineral Properties	M.S. 1440 Vigor Lode Etal 21-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$137.16		HMC	1			1	Subject to potential reversion of property if not used for mining purposes
74	26620-01468-000-00	Minerals Only	M.S. 1468 Loyd Lode 33-005-02	Homestake Mining Company of California				HMC	1	Whitehouse	5	6	-Capped Royalty
75	26620-01469-000-00	Patented Mineral Properties	M.S. 1469 Cashier & La Plata Lodes 15- 005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$17.00		HMC	1			1
76	26620-01529-000-00	Patented Mineral Properties	M.S. 1529 Badger Lode Etal 15-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$66.02		HMC	1	Fillmore	5	6	Subject to potential reversion of property if not used for mining purposes

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Map ID	County Parcel ID Number	Mineral Property Type	Legal Description	Property Owner	Annual Property Maintenance	2024 Taxes Paid	Other Cost	First Royalty Owner	Royalty %	Second Royalty Owner	Royalty %	Third Royalty Owner	Royalty %	Royalty % Total	Comments
77	26680-01569-000-00	Patented Mineral Properties	M.S. 1569 Lola Lode 15-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$24.78		HMC	1	Fillmore	5	6	Subject to potential reversion of property if not used for mining purposes
78	26680-01616-000-60	Minerals Only	M.S. 1616 Grenada, Genesee & Peerless Lodes 03-004-02	Homestake Mining Company of California				HMC	1	Whitehouse	5	6	Capped Royalty
79	26680-01616-000-70	Minerals Only	M.S. 1616 Phonolite & Trenton Lodes 03-004-02	Homestake Mining Company of California				HMC	1	Whitehouse	5	6	Capped Royalty; Excludes Phonolite lode in this parcel #.
80	26680-01617-000-00	Patented Mineral Properties	M.S. 1617 Los Angeles #1, #2 & #3 Lodes 23-005-02	Homestake Mining Company of California	Annual Lawrence Co. property tax	$62.86		HMC	1	Aye/Gali	5	6	Capped Royalty
81	26680-01643-000-00	Minerals Only	M.S. 1543 Snorter & Snorter Frc Lodes 33-005-02	Homestake Mining Company of California				HMC	1	Whitehouse	5	6	Capped Royalty
82	26680-01655-000-10	Patented Mineral Properties	M.S. 1655 Victor #3 Lode Etal 15-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$166.42		HMC	1	Fillmore	5	6	Subject to potential reversion of property if not used for mining purposes
83	26680-01655-000-20	Patented Mineral Properties	M.S. 1655 pt St. Cloud #5 Lode 22- 005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$17.04		HMC	1	Fillmore	5	6	Subject to potential reversion of property if not used for mining purposes
84	26680-01659-000-20	Minerals Only	M.S. 1659 Telegram, Maid of Erin, Gannon etc	Homestake Mining Company of California				HMC	1	Whitehouse	5			6	Capped Royalty
85	26680-01673-000-00	Patented Mineral Properties	M.S. 1673 Blue Hill Frac, Belligerent, etc.	Homestake Mining Company of California	Annual Lawrence Co. property tax	$54.80		HMC	1	Whitehouse	5			6	Capped Royalty
86	26760-01769-000-00	Patented Mineral Properties	M.S. 1769 Edmonia Lode 14-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$21.24		HMC	1					1
87	26760-01792-000-00	Minerals Only	M.S. 1792 Marconi #2 Lode 31-005-03	Homestake Mining Company of California				HMC	1					1
88	26760-01822-000-00	Minerals Only	M.S. 1822 Hattie Lode Etal 14-005-02	Homestake Mining Company of California				HMC	1	Aye/Gali	5	OMF Fund	1	7	Capped Royalty
89	26760-01829-000-10	Patented Mineral Properties	M.S. 1829 Tract 1 27-005-02 Plat 2014- 01022	Homestake Mining Company of California	Annual Lawrence Co. property tax	$47.16		HMC	1	Bohlen/ Hoffman	4			5
90	26760-01851-000-00	Patented Mineral Properties	M.S. 1851 Mars #1 Lode 15-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$14.44		HMC	1					1	Subject to potential reversion of property if not used for mining purposes

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Map ID	County Parcel ID Number	Mineral Property Type	Legal Description	Property Owner	Annual Property Maintenance	2024 Taxes Paid	Other Cost	First Royalty Owner	Royalty %	Second Royalty Owner	Royalty %	Third Royalty Owner	Royalty %	Royalty % Total	Comments
91	26760-01862-000-00	Patented Mineral Properties	M.S. 1862 Stella #3 & #5 & Margarite #6 & #7 Lodes 26- -005-02	Homestake Mining Company of California	Annual Lawrence Co. property tax	$72.32		HMC	1
92	26760-01872-000-00	Patented Mineral Properties	M.S. 1872 Cotton Tail Fraction Lode Etal 22-05-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$53.06		HMC	1					1	Subject to potential reversion of property if not used for mining purposes
93	26800-01910-000-00	Patented Mineral Properties	M.S. 1910 Dante, Creston, Morning Glory & Vindicator Lodes 23-005-02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$56.18		HMC	1					1	Subject to potential reversion of property if not used for mining purposes
94	26880-02033-000-00	Patented Mineral Properties	M.S. 2033 Bison & Trent Lodes 10-005- 02	LAC Minerals (USA) LLC	Annual Lawrence Co. property tax	$35.96		HMC	1					1	Subject to potential reversion of property if not used for mining purposes
95	N/A	Unpatented Mining Lodes	L&O No. 1 – BLM -SN MMC74914 sec. 15	St. Joe Minerals	Annual BLM maintenance fee		$200.00	HMC	1					1
96	N/A	Unpatented Mining Lodes	NJB 7 – BLM SN MMC165019 sec 15	Bond Gold Richmond	Annual BLM maintenance fee		$200.00	HMC	1					1
97	26680-01709-00-20	Patented Mineral Properties	M.S. 1401 Mammouth Lode 22-005-02	Dakota Gold Corp. (DTRC LLC)	Annual Lawrence Co. property tax	$224.24
98	26680-01709-000-20	Patented Mineral Properties	M.S. 1709 Dague #1 & Dague #2 Lodes 22-005-02	Dakota Gold Corp (DTRC LLC)	Annual Lawrence Co. property tax	$305.12
99	26760-01862-000-10	Patented Mineral Properties	M.S. 1862 Stella, Stella #1, #2, #4, #6, & #7, Margarite, Margarite #1, #2, #3, #4, #5, & #8 Lodes 26-005-02	Dakota Gold Corp (DTRC LLC)	Annual Lawrence Co. property tax	$237.22		HMC	2					2

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Richmond Hill Mine
Wharf Mine
Golden Reward Mine
Kirk
T5N R2E
T5N R3E
T4N R2E
T4N R3E
Spearfish Canyon Rd
US Highway 14A
14A
44.4
-103.9
-103.8
44.35
44.325
Dakota Gold Corp. Richmond Hill Project - Royalties
Confidential
Date: 1/20/2025
Time: 3:45pm
Author: Taylor Ballert
N
0
1
miles
Scale 1:50,000
Ayel/Cai 6% (Option)
Bohlen/Hoffman 4% (Option)
Fillmore 5% (Option)
HMC 2% (Tyler)
HMC/LAC 1% (Option)
OMF Fund 1% (Option)
Peterson 5% (Option)
Whitehouse 5% (Option)
Open Pit Mine (Active & Historical)
DAKOTA GOLD
Projection: UTM NAD 83: Zone 13
Lat/Long WGS Reference

Figure 3-2: Richmond Hill Project Royalties

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3.8	Permitting

3.8.1	Existing Permitting

Table 3-3 includes all currently active permits required by SDDANR for conducting current exploration activities being conducted at the Richmond Hill site under current approved Exploration Notice(s) of Intent(s) (EXNI) permits.

Table 3-3: Current Environmental Permits

Permit	Authority	Program
EXNI-440	SDDANR	Minerals and Mining Program
EXNI-444	SDDANR	Minerals and Mining Program
EXNI-446	SDDANR	Minerals and Mining Program
EXNI-456	SDDANR	Minerals and Mining Program
EXNI-457	SD DANR	Minerals and Mining Program
EXNI-460	SD DANR	Minerals and Mining Program

Dakota Gold’s current requirements and obligations as set out by SDDANR:

•	Exploration shall be conducted and reclaimed in such a manner as to prevent any violation of the beneficial uses of specified water quality criteria of any water resources in the area.

•	Any potential discharge from the site shall be directed to a settling pond or flat vegetated area to allow suspended solids to settle out.

•	All affected lands shall have adequate sedimentation and erosion control measures applied pursuant to SDCL 45-6C-32 and according to Best Mineral Management Practices.

•	Dakota Gold must construct stream crossings to protect creeks from erosion, sedimentation and other potential damage that may cause damage because of access to exploration activities.

•	All topsoil shall be salvaged and stockpiled whenever possible for use in reclamation.

•	When drilling fluids are used, and groundwater is encountered during drilling, the drilling fluids shall be sufficiently contained to prevent overland flow or discharge to any state waters.

•	When mud pits are being used to drill a hole, where possible, these pits shall be constructed on the uphill side of the drill pad.

•	Dakota Gold shall spray weeds up to 50 ft. from all disturbed and surrounding areas, including along access roads within the exploration permit boundary.

•	Dakota Gold shall email a weekly schedule outlining when and where holes will be drilled so the SDDANR can plan inspections and witness plugging activities.

•	Dakota Gold shall perform paste Ph analyses on mud pits and report the findings to SDDANR prior to reclamation. Dakota Gold shall amend the pit with lime or other buffer material if deemed necessary.

•	All test holes shall be capped, sealed, and plugged according to the Administrative Rules of South Dakota ARSD 74:11:08 (Plugging Standards) immediately following drilling and probing.

•	No drilling shall impact any historical Richmond Hill gold mine facilities designed to control, maintain, or prevent acid generation, such as the capped pit impoundment and leach pads.

•	If surface casing is used in exploration holes, the following requirements shall be met:

o	Prior to removal of surface casing, the hole shall be plugged in accordance with ARSD 74:11:08 to a level just below the bottom of the surface casing.

o	The surface casing will be removed (when possible) or cut off at least one foot below the ground surface.

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o	The remainder of the hole will be plugged in accordance with ARSD 74:11:08.

•	Dakota Gold shall notify the department in writing when exploration drilling penetrates an aquifer.

•	Where affected roads and drill pad areas are no longer necessary for further exploration purposes, reclamation must be completed on these disturbed areas within 12 months. If Dakota Gold plans to continue exploration in disturbed areas but must temporarily cease exploration activities, reclamation must be completed within 24 months. Dakota Gold may submit a request to extend these deadlines as necessary.

•	Reclamation must be completed on all affected acreages within 12 months following completion of all exploration activities allowed under each EXNI.

•	All tree clearing must be conducted outside of the migratory bird nesting season to avoid and minimize impacts on migratory bird nesting.

•	Dakota Gold must use approved reclamation seed mixtures under each EXNI.

•	Dakota Gold shall avoid bones, artifacts, foundation remains, or other evidence of previously unrecorded past human use.

•	If any artifacts or other archaeological or cultural resources are discovered during exploration activities, the activities shall be halted, and the State Archaeologist must be notified.

3.8.2	Future Permitting

In general, permitting a potential gold deposit at the Richmond Hill site may require the permits listed in Table 3-4. The final Project’s features, design, and location for construction may necessitate additional permitting considerations to those listed in this table.

Table 3-4: Potential Environmental Permits

Permit	Authority	Program
Conditional Use Permit(s) (CUP)	Lawrence County P&Z	Land Use
Air Quality Permit(s)	SDDANR	Air Quality
Ground Water Discharge Permit(s)	SDDANR	Ground Water Quality
Mining Permit(s)	SDDANR	Minerals and Mining
NPDES/Surface water Discharge Permit(s)	SDDANR	Surface Water Quality
Storm Water Discharge Permit(s)	SDDANR	Surface Water Quality
Solid Waste Permit(s)	SDDANR	Waste Management
Hazardous Waste Permit(s)	SDDANR	Waste Management
Water Right Permit(s)	SDDANR	Water Rights

Note: SDDANR = South Dakota Department of Agriculture & Natural Resources.

3.8.2.1	Addressing Potential Obstacles during Permitting Process

Conditional use permits through the Lawrence County Office of Planning and Zoning go through a formal review and approval process that provides public comment on the final permits during the Planning and Zoning and County Commissioner Board Hearings on the specific Lawrence County permit.

Large scale mine permits though SDDANR go through a formal review and approval process that provides for public comment to the final permits during the Board Hearings on the specific permit in South Dakota.

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3.8.2.2	Pre-Mining Land Use

The pre-mining land use in the area of the Richmond Hill site includes logging, wildlife habitat, and recreation.

3.8.2.3	Baseline Study Requirements

Conditional Use Permit Baseline Requirements can include:

•	Proposed land uses
•	Setbacks
•	Existing and proposed structures, design specifications, and location of all facilities
•	Existing and proposed grading, drainage patterns, and landscaping
•	Existing and proposed improvements, including sewer and water facilities, parking, and roads
•	Existing and proposed signs with locations
•	Proposed timeline for completion of plans
•	Proposed parking and loading plans
•	Adjacent land use
•	Relationship of the proposed development to the surrounding area
•	Property lines and lot dimensions
•	Existing and proposed wells
•	Existing and proposed septic systems and drain fields.

Additional information that the Planning and Zoning Administrator may request could include:

•	A description of the activity or operation being proposed
•	Hours of operation, number of employees, number of employees reporting to site
•	Traffic in and out of business
•	Number of vehicles on site
•	Number of parking places, including handicap accessible
•	Use of existing and proposed structures
•	Outdoor storage needs
•	Water, sewage disposal, and waste management service
•	Proposed signage including size, type, and location.

State of South Dakota Large Scale Mine Permit Baseline Requirements will require, at a minimum, the following:

•	Hydrology Evaluation/Report
•	Meteorology Evaluation/Report
•	Air Quality Evaluation/Report
•	General Geology Evaluation/Report
•	Slope Stability and Geotechnical Evaluation/Report
•	Soils Evaluation/Report
•	Vegetation Evaluation/Report
•	Wildlife Evaluation/Report
•	Aquatic Resources Evaluation/Report
•	Cultural Resources Evaluation/Report
•	Sound Evaluation/Report
•	Socioeconomic Evaluation/Report

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•	Visual Evaluation/Report
•	Ground Water-Evaluation/Report
•	Surface Water Evaluation/Report
•	Critical Resources Evaluation/Report.

3.9	Potential Significant Encumbrances

Three potentially significant encumbrances may affect the Project.

In 2017, Homestake sold several claims in M.S. 1862 (Stella, Stella No.1, Stella No.2, Stella No.4, Stella No 6, Stella No. 7, Margarite, Margarite, Margarite Nos. 1 through 5, Margarite No. 8) to Terrence T. Tyler (the Tyler Property) subject to an Area of Interest (AOI) buyback right reserved by Homestake. Under this AOI, Homestake had a right to buy back 51% of the property subject to the AOI if a resource of no less than 1 Moz Au is declared with the AOI. In May 2021, Dakota Gold purchased the Tyler Property. The AOI overlaps with the southeastern portion of the Richmond Hill Option Area, which is also owned by Homestake. This buyback right runs for a period of nine months from the declaration of a 1M+ oz resource within the AOI.

The Lakota Sioux assert ownership of the Black Hills of South Dakota. In United States v. Sioux Nation of Indians, 448 U.S. 371 (1980), the United States Supreme Court held that the United States government had “effected a taking of tribal property, property which had been set aside for the exclusive occupation of the Sioux by the Fort Laramie Treaty of 1868.” Although compensation was awarded for this unconstitutional taking, the Lakota have not accepted the award (reportedly in excess of $2 billion) and continue to claim rights to the Black Hills.

Dakota Gold has indicated that they do not believe that the former Richmond Hill Mine either helps or hinders continued exploration in any significant manner. Once the Option is exercised and the Property is purchased from Barrick, all Richmond Hill mine site water-management obligations, along with other post-closure operations, would become Dakota Gold’s responsibility.

3.10	Violation and Fines

Currently, there are no violations or fines.

3.11	Significant Factors and Risks That May Affect Access, Title or Work Programs

To the extent known to the QP, no other known significant factors and risks may affect access, title, or the right or ability to perform work on the properties that comprise the Richmond Hill Project discussed in this Report.

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4	Accesibility, Climate, Local Resources, Infrastructure and Physiography

4.1	Topography, Elevation, and Vegetation

The Black Hills of southwestern South Dakota is an isolated mountain range rising from the Great Plains of North America and extending north northwest into Wyoming (Figure 4-1). The hills are so-called because of their dark appearance from a distance, as they are covered in a pine–spruce coniferous forest. Black Elk Peak (formerly Harney Peak) rises to 7,244 feet (2,208 meters) and is the range’s highest summit and the highest mountain in the United States east of the Rocky Mountains. The Black Hills have been described as an island in the plains, since they rise 3,000 to 4,000 feet above its surroundings—the Thunder Basin National Grassland of Wyoming lies to the west and the Buffalo Gap National Grassland to the east.

Several small rivers cut through the range, describing a roughly radial pattern, though most drainage is to the east—most notably Spearfish Creek in the north, Rapid Creek in the central region, and the Fall River in the south. Regardless of the original drainage direction, all rivers flow into either the Belle Fourche River, which wraps around the Hills to the north, or the Cheyenne River, wrapping around to the south. The Belle Fourche connects to the Cheyenne River east of the Black Hills; the Cheyenne in turn joins the southeast-flowing Upper Missouri River in central South Dakota.

Source: Dakota Gold (2024).

Figure 4-1: Richmond Hill Gold Property Location

The Black Hills is home to varied landscapes, such as prairie grasslands; rolling hills; badlands; karst features such as caves and sinkholes; craggy peaks; and granite spires. The hills are also noted for several unique topographic features, including the Badlands, Devils Tower, Missouri Buttes, Bear Butte, Cathedral Spires, and Mount Rushmore.

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An ecological crossroad, the Black Hills contains wildlife and plant species typical of habitats of the Rocky Mountains, Great Plains, northern boreal forests, and eastern deciduous forests. The local forest is dominated by ponderosa pine, but also includes dense spruce stands and areas of aspen, birch, and oak (United States Department of Agriculture Forest Service 2023). White-tailed deer and mule deer are common, and elk are encountered less often. Mountain lion sightings are rare, but coyotes are relatively common. Goshawk and osprey nest in the forest, and bald eagles may visit in the winter. Many songbird species are present, including brilliantly colored mountain bluebirds and western tanagers.

The Richmond Hill gold mine sits at an altitude of 6,000 feet, and the historical leach pad area is 5,600 feet, about one mile north of the pit area.

4.2	Property Access

Access to the Property is gained by traveling 1 mile southwest of Lead, South Dakota, on Highway 85/14A, to State Highway 473, then west approximately 3.2 miles to the Wharf Mine Road, continuing west approximately 1.2 miles before turning and traveling 1 mile north on the Richmond Hill Road (Figure 4-2).

4.3	Climate

The Black Hills climate is one of cool-to-cold snowy winters, and warm-to-hot dry summers, with four full seasons.

Precipitation amounts vary due to mountain influence, and Richmond Hill is rated as subhumid, with approximately 30 inches of rain annually. Average monthly snowfall ranges from 5 inches in Rapid City to 15 inches in the Black Hills. The snow on the plains usually melts within a few days, with deeper snow in the Black Hills lasting much longer.

Any future mining operations are expected to be year-round. During January and February, daytime temperatures average in the 30s Fahrenheit, but Chinook winds can warm temperatures into the 50s and 60s. Occasional intrusions of Arctic air are short-lived, and temperature inversions sometimes produce warmer conditions in the Black Hills.

July and August are the warmest months of the year, when daytime temperatures climb into the 70s and 80s Fahrenheit—and sometimes the 90s. Breezy winds and low humidity help make the hot days comfortable.

4.4	Local Resources and Infrastructure

The Project is within 5 miles of the twin towns of Lead and Deadwood. Dakota Gold has its base of operations in Lead, with separate facilities for office and core processing. Historical Richmond Hill Project documents are housed in secured storage at the Armories in Lead. Two other towns, Central City and Sturgis, are within 20 miles of the Project. The larger cities of Spearfish and Rapid City are within 40 miles of the Project, and most supplies can be obtained from one of these two centers. Personnel for exploration or development programs may be sourced from or housed in the four nearby communities.

Major transportation systems, including road, rail, and air, exist proximally to the northern Black Hills. Rapid City has a major rail freight station and regional airport, while an Interstate highway passes through the city and wraps around the northern end of the Black Hills.

Multiple facilities related to the historical Richmond Hill Mine still exist on the Property, including a water treatment plant and maintenance and storage buildings. Containment ponds are still operational, although an impermeable clay membrane has capped the open pit and leach pads.

Water for exploration drilling programs has been sourced locally and either pumped or trucked to the drills. One of three wells that supplied water to the Richmond Hill mine is still active.

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A 69 Kv transmission line supplies power to communities, and internal power is supplied by a 12.47 Kv line to the Project site.

Spearfish
590,000 mE
600,000 mE
T6N R2E
T6N R3E
N
W
E
S
0
2
miles
4,920,000 mN
4,920,000 mN
RICHMOND HILL GOLD PROJECT
T5N R3E
Deadwood
Richmond Hill Road
Lead
WHARF Mine
Wharf Mine Road
4,910,000 mN
T4N R2E
590,000 mE
Richmond Hill Gold Project
Location Map
Land parcels included in agreement
Township, Range and Section
Black Hills Meridian
Access Roads
UTM NAD83 Zone 13
WTG 09/29/2023
DAKOTA GOLD

Source: Dakota Gold (2023).

Figure 4-2: Richmond Hill Gold Project Access

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5	History

Gold was first recorded in the Black Hills in 1874, although prior rumors existed of prospectors discovering placer gold. The ensuing 1875 gold rush produced limited success, except in the Whitewood and Deadwood Creeks area. Other prospectors sought the hard-rock source of the placer gold upstream of the placer workings, and in 1876, the Homestake lode was discovered. It was mined almost continuously until 2002. Numerous gold deposits were subsequently discovered in the Black Hills in different geologic environments, with several turning into significant mining camps.

5.1	Explorations

The Richmond Hill mine is in the historical Carbonate Mining District approximately five miles northwest of Lead, South Dakota, in the northern Black Hills. Mining in the area started in the 1870s, during the gold-rush era. The only known production from the Property was from the Carbonate camp, which was primarily mined for lead and silver. The bulk of this production was from the Iron Hill mine. The mining was such that it supported a nearby town and smelter. Mining continued in this area until the silver price collapsed in the 1880s. About 2,500 ounces of gold were produced from the Spanish R mine on the western side of the camp in the late 1800s.

Prior to 1981, Viable Resources Inc. (Viable) assembled a land package that included most of the Carbonate camp. The bulk of the Richmond Hill deposit lies on Mineral Survey 977, obtained by a lease from Richard McQuire that included a 2.6% NSR royalty. LAC subsequently bought out this royalty in the early 1990s. In 1981, Freeport Exploration Company (Freeport) leased several claims from various individuals within the area now known as the Property. Also in 1981, Freeport formed both a lease agreement and joint venture (JV) agreement with Viable and drilled 52 rotary and core holes near the Richmond Hill topographical high and near the Carbonate camp several thousand feet to the north. The drilling project did not return the results Freeport needed to continue exploration, and the JV was terminated in 1983. Freeport subsequentially allowed their leases to lapse.

St. Joe American, owned by the Fluor Corporation, first started reviewing the Black Hills for its mineral potential in 1982 (St. Joe 1986). They noted that total gold production in the area was over 39 Moz, with the Homestake mine accounting for 36 Moz. St. Joe determined that historical gold production came from five different geological ages and mineralizing processes. From oldest to youngest stratigraphically (mine or prospect examples) they are Precambrian (Homestake, Keystone, Bullion, Holy Terror, and Clover Leaf); Cambro-Ordovician Deadwood Formation (Cod) (Golden Reward, Bald Mountain, Maitland, and Wasp); Mississippian Pahasapa Formation (Spearfish Gold, Ragged Top, and Deadwood Standard); Tertiary porphyry related (Guilt Edge and Hoodoo-Union Hill); and Placer Deposits (Deadwood and Rockerville) (St. Joe 1986).

Many of these mineralizing systems seemed to be present on the ground controlled by Viable, so in January 1984, St. Joe American entered into a JV with Viable to explore land around the Richmond Hill topographical high. They determined that this area held the greatest promise to host a minable gold deposit, and that year, they started drilling a breccia body 1,500 ft. south of the hilltop; that breccia body contained the Richmond Hill gold deposit (St. Joe 1987). The Richmond Hill mine history is summarized in Section 5.2.

An active exploration program continued elsewhere on the claims through the life of the Richmond Hill mine, primarily looking for gold-rich oxide rock that could supplement the feed to the Richmond Hill heap leach processing facility. In July 1987, Bond International Gold (Bond Gold) acquired St. Joe American. In 1990, Bond Gold explored thirteen prospective areas on the Property; only MW-3, Richmond Hill North, and Cole Creek returned positive results. The MW-3 Main deposit was discovered in the third hole drilled, 6,000 ft. northeast of Richmond Hill, and later that year the MW3 East deposit was discovered 800 ft. east-northeast of MW-3 Main, which contains higher grades. Due to the gold commodity price, at the end of 1990 several prospective areas were dropped from further exploration. These included the Earle, West Thumb, Twin Tunnels (TT), and Cleveland (CV) prospective areas. In 1991, seven additional prospective areas were explored, including Richmond Hill North (RHN), Cole Creek (CC), Eagle Bird, Helena, Huskie West, Perkins–Goodell, and Cleopatra Creek. Despite somewhat encouraging results, LAC did not develop any of these prospective areas due to low gold prices and environmental concerns. The MW-3 deposits were also excluded from further exploration due to being closed off in all directions, except those portions that trend off claims into ground held by others.

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In November 1989, LAC Minerals Ltd. Acquired Bond Gold. After the merger, the Project was held by the LAC subsidiary Richmond Hill Inc. In 1993, Richmond Hill Inc merged into LAC Minerals (USA) Inc. LAC Minerals (USA) Inc. converted to LAC Minerals (USA) LLC in 1999. Barrick Gold Corporation (Barrick) acquired LAC Minerals Ltd., the parent of LAC Minerals (USA) LLC in November 1994.

The Homestake Mining Company was acquired by Barrick in 2001. LAC Minerals (USA) LLC (hereafter “LAC”) and Homestake Mining Company of California (hereafter “Homestake”), a subsidiary of Homestake Mining Company merged in October 2023, with Homestake as the surviving entity. Homestake is the current owner of the properties formerly held separately by LAC and Homestake.

Dakota Territory Resources Company, now a subsidiary of Dakota Gold, entered into a three-year option agreement (the Option) with Barrick in 2021 to acquire the Homestake/LAC interests in the Richmond Hill Project area, with the mineral tenure primarily held in the names of LAC and Homestake (see discussion in 3.3 and 3.4). In 2022, the Option was amended to extend the Option period until March 7, 2026. In February 2025, the Option was further extended until December 31, 2028.

Table 5-1 provides a summary of Richmond Hill’s recent history.

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Table 5-1: Summary of Richmond Hill’s Recent History

Company	Year	Comment
Viable	Pre 1981	Assembled land package.
Freeport Exploration Company	1981	Leased several claims in Richmond Hill area.
Joint venture (JV) and lease agreement with Viable. Conducted drilling on several prospects.
	1983	JV with Viable terminated and leases allowed to lapse.
St. Joe	1984	JV with Viable.
Started drilling on Richmond Hill deposit breccia body.
	1985-1986	Continued drilling Richmond Hill deposit. Began property-wide drilling program. Added additional claims to the property position.
	1986	Richmond Hill positive feasibility study. Continued property-wide exploration program. Identified significant gold mineralization in the Cole Creek, Twin Tunnels, and Turnaround prospective areas.
	1987-1988	Richmond Hill deposit permitted for mining. Added the Turnaround deposit to the Mine Permit Application.
Bond Gold	1987	Acquired St. Joe gold division.
Developed Richmond Hill as an open-cut heap leach operation. Exploration continued with discovery of Cleveland prospective area.
	1988	First gold and silver doré poured.
LAC Minerals	1989	Acquired Bond Gold.
	1990–1991	Multiple prospective areas explored with some positive results, including MW-3 prospective area; but all rejected as possible feed sources for Richmond Hill.
	1992	Acid mine-drainage detected; studies began for determining reclamation plan for acid-rock drainage (ARD).
	1993	Final mineralized material hauled from Richmond Hill mine pit and efforts shifted to reclamation activities. Final exploration activities by LAC Minerals at the site. Final report on prospective areas completed.
	1994	Permit Amendment approved and reclamation work commenced.
LAC Minerals (USA/Barrick Gold)	1994	Barrick Acquired LAC Minerals.
	1995	Reclamation of pit backfill and waste-rock dump completed. Last gold poured in June.
	1996	Leach pad closure plan submitted and approved.
	1997	Leach Pad closure completed, and water-treatment plant construction and operation start-up. Water treatment and monitoring are primary on-site activities.
	2008	Biological selenium-treating water-treatment plant added to system.
	2019	Wharf Resources options property and begins exploration program.
2021

Wharf Resources drops Option with Barrick.

Richmond Hill Gold Project optioned by Dakota Territory Resource Corp from Barrick including adjacent lands owned by Homestake which is also owned by Barrick.

	2022	Dakota Gold formed as a merger of Dakota Territory Resource Corp and JR Resources.
Homestake	2023	LAC and Homestake merged into single company to become Homestake Mining Company of California.

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Limited formal reporting of exploration activities on the Richmond Hill property was completed as needed for corporate reporting, so the history presented herein has been gleaned from a limited number of letter reports and memos that were written by employees of the day and saved from destruction after flooding destroyed nearly all historical documents (Dakota Gold Corporation, pers. Comm.). Much of the exploration status presented in this Report is from project summary reports that the exploration staff compiled in 1993 as exploration wound down. Due to that flooding, most records of ground exploration other than drilling were destroyed.

Exploration activities included geologic mapping, soil sampling, rock-chip sampling, airborne and ground geophysical surveys, and drilling. Drilling was mainly by reverse-circulation (RC) methods; however, a few percussion holes were completed in the early 1980s, and core holes were drilled in the more intensively mineralized areas.

5.2	Mining

The Richmond Hill deposit was discovered in 1984; and St. Joe Gold Corporation filed an application to mine in 1987, following receipt in 1986 of a positive St. Joe feasibility report (St. Joe 1987). In March 1988 a mining permit was granted. In late 1988, mining started as an open-pit heap leach operation (Duex and Anderson 1994).

Richmond Hill mine facilities construction began in April 1988 under the ownership of Bond Gold. In fall 1988, production began from the Richmond Hill pit, with the first bar of gold and silver doré poured in December 1988. In November 1989, LAC acquired Bond Gold Corporation.

Mine production was from a single open pit with a valley-fill waste dump and three heap leach pads. Zones of mined sulfide-bearing mineralized rock placed on the waste-rock pile caused acid mine-drainage by June 1992. Thus, in July 1992, LAC was issued a Notice of Violation and Cease and Desist Order from the Department and was required to submit an application to amend its mine permit to the South Dakota Department of Environment and Natural Resources (SDDENR) and the South Dakota Board of Minerals and Environment (SDBME), outlining a new reclamation plan as the result of ARD detected at the toe of the waste-rock dump. The permit amendment was approved in February 1994, and reclamation work commenced in April 1994. The approved plan consisted of constructing a retention pond, treating the waste-dump discharge, and hauling all potentially ARD waste rock back to the pit and placing it under a multilayer capping system.

Mining continued intermittently until late 1993, and processing of heap leach pads continued until June 1995. Total production for the life of the mine was 5.24 Mton, with non-mineralized-rock production of 3.75 Mton. The final ore was hauled from the Richmond Hill pit in October 1993. In all, 172,294 ounces of gold were produced from the mine, along with 212,610 ounces of silver (Dakota Gold, pers. Comm.).

Barrick acquired LAC in November 1994. Reclamation of the engineered pit backfill facility and former waste-rock dump was completed in September 1995.

In conjunction with the permit amendment, a leach pad closure plan was submitted and approved in June 1996. Closure of the leach pads consisted of amending Leach Pad 3 with limestone to mitigate ARD and recontouring the pads and constructing a multilayer capping system similar to the capping system at the pit impoundment. Leach pad closure was completed in July 1997. The capping system was successful in significantly reducing ARD generation and water infiltration and, accordingly, the amount of leach pad effluent requiring treatment.

Since the leach pad effluent and the water stored in the process ponds did not meet discharge standards, primarily due to elevated levels of selenium, construction of a water-treatment plant began in 1995. The primary system consisted of a 200 gal/min selenium removal system. Due to issues with scale-up, a 200 gal/min reverse-osmosis (RO) unit operating at 50% recovery was installed at the site in 1997. The original selenium treatment circuit was used to treat the brine from the RO unit, which allowed a portion of the concentrate to be blended with the RO permeate and discharged to the environment. The water-treatment plant began operation in July 1997 and ran full-time year-round until December 1999 (Dakota Gold, pers. Comm.).

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The original water-treatment plant then ran seasonally from 2002 until 2008 when a biological selenium-treating water-treatment plant was constructed to treat the concentrate stream. This biological water-treatment operates in conjunction with the reverse-osmosis unit to treat and discharge the effluent collected from the leach pads. Water treatment, environmental monitoring, and continued reclamation activities are ongoing at the site.

5.3	Dakota Gold Corp

On September 7, 2021, Dakota Territory Resource Corp (DTRC) signed the Option agreement with Barrick for the Property. In addition to the Richmond Hill land package, the Option includes lands adjacent to the Richmond Hill Property and owned by Homestake (also owned by Barrick). On March 30, 2022, DTRC (49%) completed a merger with JR Resources Corp (51%) and became Dakota Gold Corp. Dakota Gold’s exploration in and around the Richmond Hill historical pit has continued to the present, primarily focusing on material amendable to conventional heap leach.

On February 3, 2025, the term of the Option was extended by agreement with Barrick until December 31, 2028.

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6	Geological Setting, Mineralization and Deposit

6.1	Local Geology

The Property is on the northwestern portion of the Lead dome, a subsidiary dome north of the main Black Hills uplift. The Lead dome developed in response to a major Tertiary intrusive event that also led to development of the Tertiary-aged gold deposits. These Tertiary intrusive rocks have a wide range of compositions and occur as stocks, sills, dikes, laccoliths, and breccia pipes. The Property’s patented and unpatented claims form a roughly circular area about 2 miles in diameter (Figure 6-1).

Two major terranes underlie the claims. Precambrian metamorphic rocks outcrop on the southern portions of the Property and consist of metamorphosed volcanic and sedimentary rocks. The western portion of this terrane contains primarily extrusive metavolcanic rocks that appear to be mostly mafic in composition. The metasedimentary rocks on the eastern side consist of phyllite, iron formations, and quartzites. Overlying the Precambrian rock on the north end of the Property is a nearly complete Paleozoic section, which includes the Cambro-Ordovician Deadwood Formation; Ordovician to Mississippian Englewood and the Whitewood and Winnipeg Formations; Mississippian Pahasapa Formation; and the Pennsylvanian Minnelusa Formation. Tertiary igneous rocks of varying composition have intruded extensively into both terranes. Property geology is depicted in Figure 6-2.

Several gold–silver deposits and prospective areas exist on the Property. Descriptions of these have been grouped relative to their host geologic environment and style of mineralization.

Within the Precambrian terrane, Tertiary mineralization occurs within breccia pipes and altered Precambrian rocks, with minor mineralization in Tertiary intrusive rocks. Examples include the Richmond Hill deposit, Twin Tunnels, Turnaround, Richmond Hill North, West Thumb, Huskie West, Cleveland, Calvin P, Cole Creek Heights, and Earle prospective areas.

Within the Paleozoic terrane, mineralization occurs in the Cambro-Ordovician Deadwood Formation along two primary horizons containing the most consistent mineralization. Examples within the Deadwood Formation are Cole Creek in the upper portion and MW-3 Main, MW-3 East, and Chism Gulch in the lower portion. Localized gold mineralization also occurs in the Pahasapa Formation but is limited to narrow veins and structures in the old Carbonate Camp area.

Carbonate Camp is several thousand feet north of the Richmond Hill Gold deposit, comprising two east–west fractures separated by 1,100 feet, with numerous showings and workings (LAC 1993). Mainly known for its silver, lead, and gold mineralization, mining occurred over several short periods between 1881 and 1940, with the Spanish R mine on the western side of the camp accounting for most of the gold production. Individual deposits along the main (southern) fracture include Segregated Iron Hill, Seabury Calkins, Iron Hill, Combination, Able Holmes, and Adelphia. The north fracture includes Darboy, Farwest, Rattler, Surprise, and Hartshorn deposits. Deposits off the main fractures are the Spanish R, Buntz, and Homerun.

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Richmond Hill Gold Project
Historical Targets Area, Drill holes, Mapping & Mine Workings
Target Areas (Turnaround)
Mapped Areas (Darboy)
Drill Holes
Adits, Shafts & Prospect Pits
Optioned Property and Mineral Rights
UTM NAD83 Zone 13
T 5 N, R 2 E, Black Hills Meridian
WTG 09/29/2023
DAKOTA GOLD
N
W
E
S
592,000 mE
4,916,000 mN
4,916,000 mN
0
2,000
feet
Hartshorn
Rattler
Darboy
Spanish R
Iron Hill
Carbonate
Mugwump
Chism Flat
Spanish R S
Silver Creek
Independence
Chism Ck
MW3 East
Chism Gulch
Cole Creek
Richmond Point N
Cole Ck W
MW3 Main
Cole Ck
Cole Ck Heights
Rocky Point
Richmond Hill North
Twin Tunnels
Richmond Point
Richmond Hill Teton
Twin Tunnels
Cole Ck SE
Dague
Montsgne
Cleveland
Cleopatra Creek
Turnaround
High Road
Calvin P
Basine
Porphyry
West Thumb
Richmond Hill
Husky West
Richmond Flat
Fair Day
Eagle Bird W
Eagle Bird
Sylvanite N
Denver
Last Chance
T 5 N R 2 E
Sylvanite
Dewey
Keystone
14
15
22
23
27

Figure 6-1: Exploration Zones

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RICHMOND HILL MINE
A
A'
T5N R2E
T4N R2E
Wharf Mine
4,912,500 mN
592,500 mE
LEGEND
QUATERNARY
Q
TERTIARY
White River Group
Phonolite
Breccia
Rhyolite / Altered Rhyolite
Rhyolite porphyry
Quartz porphyry
Feldspar porphyry
Trachyte porphyry / Quartz alkali trachyte
Monzonite porphyry
Quartz monzonite porphyry
Latite / Trachyte
Latite porphyry
Undifferentiated Tertiary igneous rocks
CRETACEOUS
Lakota Formation
JURASSIC
Morrison Formation
Redwater Shale Member
Hulett Sandstone Member
Stockade Beaver Shale Member
Gypsum Spring Formation
TRIASSIC
Spearfish Formation
PERMIAN
Opeche Shale
PENNSYLVANIAN
Minnelusa Formation
MISSISSIPPIAN
Pahasapa Limestone
Englewood Limestone
ORDOVICIAN
Whitewood Limestone
Winnipeg Formation
CAMBRIAN
Deadwood Formation
PRECAMBRIAN
Flag Rock Formation
Northwestern Formation
Ellison Formation
Homestake Formation
Poorman Formation
Yates unit of the Poorman Formation
BEDDING
FOLIATION
CONTACTS
FAULTS
FOLDS
OTHER FEATURES
N
W
E
S
0
1
miles
Richmond Hill Option Properties
GEOLOGIC MAP
Richmond Hill Project
DAKOTA GOLD

Figure 6-2: Geology of Richmond Hill

Other zones within the Property include Chism Gulch, Rocky Point, Iron Hill, and Cleopatra Creek. Each of these areas contains gold and silver mineralization and has exploration potential. Targets included in the mineral resource estimate and zones for which historical write-ups exist are described in more detail below.

Several gold deposits and zones exist in the Project area. Figure 6-3 is a 0.01 oz/ton grade shell showing the distribution of zones within the global resource estimate calculated for this Report. The grade shell measures approximately 13,000 ft. north-south by 10,000 ft. east-west and 3,000 ft. vertically and is close to gold mineralization’s known limits. The type and character of these zones are discussed individually below.

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Figure 6-3: Richmond Hill Gold Project Target Zones on 0.01 oz/ton Grade Shell Plot

The Richmond Hill Gold mine is centered on an elongate Tertiary breccia pipe intruded into Precambrian phyllite and amphibolite, with stockwork zones fracturing and mineralization surrounding the pipe. The mine is the only site within the Project that has had recent mining. Mining activities were limited primarily to the oxidized cap, although some sulfide-bearing material was also mined. The geology of the Richmond Hill gold mine is as follows:

The (Richmond Hill) breccia pipe contains angular clasts of Tertiary intrusive rock and Precambrian metavolcanic rocks in a matrix of rock flour, iron oxides, barite, and adularia. Accessory minerals in the breccia include quartz, alunite, jarosite, kaolinite, fluorite, and rutile. The breccia is argillically altered and weakly silicified. Pyrite and marcasite occur in unoxidized rock. The deposit (that was mined) was primarily in the oxidized zone which extended to a depth of 250 ft. Gold grain sizes were determined by scanning electron microscope studies to be less than 2 microns (µm) occurring in quartz, feldspar, kaolinite, and iron oxides. (Paterson et al. 1988)

The breccia pipe and enclosing rocks are oxidized up to 250 ft. deep, resulting in a hematitic–jarositic cap. The hydrothermal breccia pipe hosts gold, two zones of altered and stockwork-fractured Precambrian schist lying on the eastern and northwestern edges of the pipe, and one zone of stockwork-fractured trachyte porphyry intrusion southwest of the pipe. Gold is widespread, occurring as small native particles near oxidized-pyrite sites. Alteration is mainly argillic with local silicification, and numerous quartz–barite–adularia veins cut the deposit. The Precambrian amphibolite schist east and northwest of the breccia pipe has undergone intense argillic alteration and contains fine-grained gold in oxidized pyrite sites. In unoxidized material, pyrite and arsenical marcasite appear to be associated with gold (Paterson 1988). The oxidized breccia pipe has historically been the most attractive gold host within the mine. Sulfide mineralization lying beneath the oxidized cap also carries gold, but in 1986 was not deemed suitable to mine using heap leach recovery processes; therefore, the relatively flat-lying oxide–sulfide contact was used as the floor to the deposit for mining.

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The sulfide resource underlying the Richmond Hill deposit’s westernmost zone of oxidized and fractured Precambrian rocks is a zone of mineralized sulfide-bearing rock not suitable for heap leaching. The host rock contains pyrite and arsenical marcasite averaging 5% to 10%, locally reaching 25% (Duex’s 1988 edit of Paterson 1988). The best grades intercepted to 1986 were 0.22 oz/ton Au over 135 ft., which is approximately 150 ft. below the oxide–sulfide interface (St. Joe 1986).

The Richmond Hill North zone Is approximately 3,000 ft. north-east of the Richmond Hill gold mine. A 1990 radiometric airborne geophysical survey identified the Richmond Hill North zone as having the potential for Richmond Hill deposit-style mineralization. The area has three intrusive bodies and a large breccia pipe where early drilling returned mixed results. The geology comprises Proterozoic metavolcanic and sedimentary rocks overlain by the Cambro-Ordovician Deadwood Formation and intruded by Tertiary porphyritic intrusive rocks (LAC 1993). Proterozoic rocks are mapped as amphibolite and mica schist, which have been deformed by three stages of folding, and metamorphosed to greenschist facies. Rock units strike north–south and dip vertically.

The Deadwood Formation rocks comprise basal sandstone, conglomerate, and shale units dipping north-northwest at 10 to 15 degrees. Tertiary intrusive rocks are mineralized breccia bodies with fragments up to 30 ft. in diameter, comprising Paleozoic sediments and Tertiary porphyry fragments cemented by a finer matrix and rock flour. The Turnaround and Twin Tunnels prospects are within this area and are described in more detail below.

The Twin Tunnels zone is within the Richmond Hill North area and is described in more detail below. The Twin Tunnels zone is 2,900 ft. northeast of the Richmond Hill gold deposit at the headwaters of Cole Creek. It is named for a pair of adits driven on the breccia zone comprising the Southern Extension and Northern Extension zones. The Southern Extension is a mineralized Tertiary breccia and jasperoid, whereas the Northern Extension is a Tertiary intrusive complex (Watson 1990).

Gold mineralization at the Twin Tunnels Southern Extension is within silicified Precambrian rocks surrounding a jasperoidal core (St. Joe 1986). Gold grades in jasperoidal rocks range from 0.15 to 0.25 oz/ton Au. Only the southern portion of the breccia is mineralized, although the breccia continues to the north beyond drill-tested ground. In 1990, the mineralized material in the drilled portion of the Southern Extension was thought to be about 330,000 tons at 0.055 oz/ton Au (Watson 1990). Dakota Gold is not treating this amount of mineralized material as current and the author has not determined what work, if any, would be required to verify or upgrade or if such verification or upgrading would be possible. The amount of mineralized material thought present at Twin Tunnels has been included to give the reader a sense of what was found, which at the time was not thought to be of economic interest.

The Twin Tunnels Northern Extension Is a sericite- and argillic-altered complex that is mineralized with pyrite containing gold and silver. The rocks comprise a mineralized metavolcanic, a poorly mineralized coarse- and fine-grained amphibolite unit, and an unmineralized Tertiary porphyry intrusive. Altered metavolcanic rocks are oxidized, vuggy, kaolin-rich, with about 5% finely disseminated pyrite. The metavolcanic unit has a massive and glassy matrix, few vugs, and carries higher-grade gold mineralization up to 0.09 oz/ton. Data from 1990 show mineralization open to the north and south suggesting a low-grade sulfide deposit (0.03 to 0.035 oz/ton Au) of undetermined size. Later drilling showed that the extensions to the north and south were lower grade than first speculated (DGC, pers. Comm.).

The Turnaround prospect Is 1,000 ft. northeast of the Richmond Hill gold deposit and is a breccia pipe overlain by an unmineralized porphyry cap. Bedrock oxidation extends to over 400 ft. below the overburden–bedrock interface, and sulfide pods are found randomly throughout the host stratigraphy, suggesting that primary sulfide mineralization was oxidized during the late stages of hydrothermal alteration and more recent weathering (Paterson 1988). The pipe is weakly mineralized throughout, with a higher-grade section along the southeast margin. Alteration and clast compositions are different from the pipe at the Richmond Hill deposit, as there are abundant Cambro-Ordovician Deadwood Formation clasts that contain higher-grade mineralization. Drilling was conducted from 1985 to 1987, comprising 40 holes into the pipe and adjacent rocks. In September 1986 St. Joe used a polygonal model to estimate that the pipe contained as much as 8.5 Mton of oxide mineralized material at 0.021 oz/ton Au. St Joe noted that there was a smaller, higher-grade zone within the modeled pipe. Dakota Gold is not treating the 1985 polygonal oxide model as current and the author has not determined what work, if any, would be required to verify or upgrade or if such verification or upgrading would be possible. The 1980s exploration results have been included to give the reader a sense of what was found at the Turnaround prospect.

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The West Thumb area is immediately west of the Richmond Hill gold deposit and was drilled in 1990 to increase potential resources for the Richmond Hill mining operation. The drill program identified about 488,000 tons of oxide material grading about 0.043 oz/ton Au. Dakota Gold is not treating the historical West Thumb work as current and the author has not determined what work, if any, would be required to verify or upgrade or if such verification or upgrading would be possible. The results of the historical work have been included to give the reader the ultimate outcome of exploration of the West Thumb prospect in the early 1990s. Exploration was curtailed due to the expense of drilling on the very steep terrain.

The Huskie West area is 1,500 ft. southwest of the Richmond Hill gold deposit on the east side of Cleopatra Creek; it is a gold-in-soil anomaly trending 700 ft. north–south and 300 ft. east–west. It is underlain by altered meta-igneous rocks cut by numerous Tertiary dikes (St. Joe 1986). A total of 12 exploration holes drilled into the Deadwood and Flagrock Formations did not return encouraging results. Bond Gold revisited the area in 1991, and constructed drill trails along the steep terrain but did not find significant mineralization.

The Cleveland area is about 2,000 ft. northeast of the Richmond Hill gold deposit. It contains high-grade Homestake-type mineralization in Precambrian iron formation amphibole schist and metasediments affected by three periods of later folding. Most gold mineralization is controlled by east–west fault systems (Duex 1989). The drilling program indicated that mineralization is cut off along strike, thinned, and became erratic to the north; heap leachable metallurgical recoveries decreased with depth. The preliminary drill program suggested that the Cleveland area deposit may contain 730,000 tons at 0.047 oz/ton Au (Horton 1989). Dakota Gold is not treating the Cleveland historical exploration results as current and the author has not determined what work, if any, would be required to verify or upgrade or if such verification or upgrading would be possible. The outcome of historical inventory has been included to give the reader a sense of the outcome of explorations ending in late 1989.

Exploration identified an attractive zone grading 0.3 oz/ton Au over 5 ft., within an amphibole schist similar to that hosting Homestake mineralization. Exploration ceased in 1990 after five holes drilled into the prospect had minimal success (Duex 1990).

The Calvin P area is near the Cleveland prospective area and has similar underlying geology. One hole was drilled into the prospect in 1990 and intersected anomalous gold mineralization near the bottom of the hole. The intersection’s grade was not high enough to warrant further work (Duex 1990).

The Cole Creek Heights area is north of the Cleveland prospect area and has similar geology and mineralization in Precambrian iron formation. Three RC holes drilled in 1990 failed to identify significant mineralization (Duex 1990).

The Earle area is 3,000 ft. southeast of the Richmond Hill gold deposit and is the southern extension of the Cleveland prospect area. Four holes drilled in 1990 returned no significant intercepts, resulting in no further work being planned (Duex 1990).

The MW-3 area is approximately 6,000 ft. northeast of the Richmond Hill mine and comprises two zones—Main and East—which were reported to have bulk-mineable oxide resources, but were never mined (LAC 1991). The zone contains the Richmond Hill mine’s processing facility on the northern portion. The prospective area contains the Richmond Hill mine’s processing facility on the northern portion. Historical exploration included numerous prospect pits, four shafts, and an adit about 260 ft. long. Other collapsed adits were identified, but no past production is known from the area.

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The southern part of the MW-3 area is underlain by Precambrian metasediments containing iron formations, whereas the northern portion is overlain by the Cambro-Ordovician Deadwood and Winnipeg Formations, which dip northerly at 15 to 20 degrees. Intruding the sediments are Tertiary monzonitic porphyry dikes and sills, as well as stocks and associated breccia bodies.

Gold mineralization at MW-3 occurs throughout the Deadwood Formation, and less so within unconformably underlying Precambrian metasediments. Potential bulk-mineable material is disseminated in the basal conglomerate and sandstone members of the Deadwood Formation, and uppermost Precambrian schists (LAC 1991). Steeply dipping and north-northwest-striking fractures known locally as verticals also control replacement gold-mineralization to a lesser extent. The basal contact between Cambrian and Precambrian rocks is strongly oxidized glauconitic limestone, shale, and occasional massive limestone beds. Underlying Precambrian metasediments comprise mica schist, iron formation, and clastic quartzites with interbedded mica schists. The best gold grades are found within iron formation rocks, and most continuously in oxidized schists. Gold occurs erratically within structures up to 50 ft. below the zone of oxidation.

Exploration in the late 1980s and early 1990s comprised geological mapping, soil and rock chip sampling, ground geophysics, and 248 drill holes, which included condemnation drilling over the Richmond Hill deposit processing facility. Metallurgical testing and detailed resource estimates were completed following discovery of the Main and East deposits. Beyond the deposits, widely spaced drilling confirmed low probability for additional mineralization in areas where surface mapping had indicated limited potential.

The MW-3 Main deposit mineralization is hosted mainly in Deadwood Formation basal sandstone and conglomerate, and a minor amount in Precambrian oxidized-iron-formation schists and lower contact unit. Consistent gold mineralization is found between two north-northwest-trending fractures or faults (verticals). East of the verticals the grade decreases quickly, and west of the verticals gold is present, but structurally controlled, including a major structure 500 ft. to the west that is 30 ft. wide and more than 400 ft. down dip (strike length not stated in LAC 1991). Oxidation of the Precambrian schists is thought to have occurred during the Cambrian, and prepared the rocks for Tertiary gold mineralizing solutions to penetrate along faults or fractures into the schists.

The Main deposit is closed in all surface directions, and potential tonnage is limited by the thickness of the host rocks due to erosion of the host stratigraphy to the south, and a westward fault offset to the north. The faulted continuation occurs as the Cole Creek prospect, which is discussed below. The gold grade also decreases to the east and west of the controlling verticals.

The MW-3 East deposit is about 800 ft. east-northeast of the Main deposit and is hosted in the Deadwood Formation lower contact zone altered to a ferruginous clay (LAC 1991). The underlying Precambrian clastic quartzite and mica schist were not oxidized in the Cambrian and were not receptive to the gold mineralizing fluids. Gold mineralization in the lower contact zone is controlled by north-northwest-striking verticals, with best grades between two Tertiary porphyry dikes. The zone is 50 ft. thick and overlain by Deadwood Formation shale and Tertiary sills. The mineralization continues to the east on land once controlled by Homestake, which drilled the eastern extension in 1994 and named this area Chism Gulch.

LAC deemed both MW-3 Main and MW-3 East to be uneconomical to mine based upon the drilled tonnage using the 1990s gold price.

The Cole Creek area is 4,000 ft. north of the Richmond Hill gold deposit on the north side of Cole Creek, within the northern third of the old Carbonate camp. The prospect contains replacement-style mineralization in the uppermost part of shallow Deadwood Formation limestone, sandstone, and shale, dipping 15 to 20 degrees to the northwest. The sedimentary rocks are intruded by Tertiary porphyritic igneous (monzonite to phonolite) rocks as sills dikes, stocks, and breccias. Mineralization is controlled by two northwest-trending faults separated by approximately 120 ft., with mineralization continuous between the faults and as an irregular halo outward from the faults (St. Joe 1986). All near-surface bulk-mineable prospects were evaluated, but deeper zones were not explored (DGC, pers. Comm.)

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The Iron Hill area is part of the old Carbonate camp, just north of the Cole Creek prospect, and has mine dumps containing gold mineralization believed to reflect the underlying structure that crosscuts an east–west fault hosting silver mineralization. No significant mineralization was found, and no further exploration was conducted.

The Spanish R mine is a past gold producer hosted by the north–south structures seen in the Cole Creek area. The mine is on the western side of the two structures present at Iron Hill. No significant mineralization was found, and no further exploration was conducted.

The Squaw Creek area is north of the Huskie West prospect and defined by a large, low-grade, gold-in-soil anomaly. Two east–west-trending structures within lower units of the Deadwood Formation control replacement-gold mineralization, which is similar to the MW-3 or Golden Reward areas. No significant mineralization was found, and no further exploration was conducted.

The Eagle Bird area is 2,500 ft. south of the Richmond Hill gold mine, and was explored historically by many pits, adits, and a few shafts. One adit at the Eagle Bird mine is reported to have had 2,600 ft. of underground workings, but no known production. The area is underlain by Precambrian meta-igneous and metasedimentary rocks overlain by the Deadwood Formation and intruded by Tertiary porphyry bodies. There are similarities to the rocks of the Richmond Hill mine area, but Eagle Bird rocks are more mafic, are flows rather than intrusive, and have less foliation. Overlying the basal unit are metasedimentary rocks, including iron formation (LAC 1993).

Gold mineralization at Eagle Bird occurs in narrow, east-northeast fault structures within the Precambrian metamorphic and Tertiary porphyritic rocks. Mineralization occurs more extensively in the basal sandstone and conglomerate of the Deadwood Formation, with hand samples grading up to 0.046 oz/ton Au and a second zone with 0.06 oz/ton Au. Grades were too low to encourage LAC to continue exploring the area, although less exploration was conducted here than other prospective areas on the Property.

The Richmond Hill Gold Property is host to multiple gold–silver prospects and deposits, many of which Dakota determined warranted further exploration. Following option of the Property in 2021, Dakota started a property-wide exploration program including geology, geochemical, geophysical, and drilling surveys described in more detail in Chapter 7.

6.2	Regional Geology

The Black Hills Uplift is an elongate Laramide-aged structural dome, located in western South Dakota and easternmost Wyoming, where erosion has exposed a core of Precambrian igneous and metamorphic rocks flanked by Paleozoic- to Mesozoic-aged sedimentary that dip away from the core of the dome (Figure 6-4 and Figure 6-5). Figure 6-4 is a generalized geologic map of the Black Hills Uplift showing the locations of the Property cross sections A–A′and D–D′are provided in Figure 6-5.

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Richmond Hill
Gold Property
Montana
Wyoming
South Dakota
Belle Fourche R.
Devils Tower NM
Spearfish
Sturgis
Deadwood
Sundance
Moorcroft
Upton
Newcastle
A
A'
D
D'
Black Hills
Harney Peak
Hill City
Keystone
Mt. Rushmore NM
Custer
Jewel Cave NM
Wind Cave National Park
Hot Springs
Edgemont
Rapid City
Ellesworth AFB
Wall
Interior
Badlands National Park
Cheyenne R.
Union Center
Faith
Twr
Tp
Ti
T
J
uK1
uK2
uK3
Uk3
uPz
lPz
Xg
10 miles

Source: Geology of Wyoming (n.d.)

Explanation: Xg—Precambrian metamorphic and igneous rocks; lPz—lower Paleozoic (Cambrian–Mississippian); uPz—Upper Paleozoic (Pennsylvanian-Permian); T—Triassic, J—Jurassic; Uk1-Uk3—undesignated Cretaceous (oldest to youngest); Ti—Tertiary igneous rocks; Twr—Tertiary White River Group; Tp—Tertiary Pliocene (Upper Miocene-Pliocene Ogallala Formation). Cross-sections A–A′ and D–D′ are shown in Figure 6-5.

Figure 6-4: Regional Geologic map of the Black Hills Uplift (from Lufking et. Al, 2009)

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Explanation: A–A′—(northern Black Hills); D–D′—(southern Black Hills) (shown in Figure 6-4)

Southwest to northeast structural cross sections AA’ (northern Black Hills) and DD’ (southern Black Hills). The “Great Unconformity” between Precambrian and Phanerozoic rocks indicated by solid red line.

Figure 6-5: Southwest to Northeast Structural Cross-Sections (modified from Redden and DeWitt 2008)

The dome formed during the Laramide Orogeny from 66 to 56 Ma episodic tectonic events (Lisenbee, 1993). The northern part on the dome is cross-cut by a WNW-trending belt of Tertiary-aged intrusive rock that form a number of subsidiary domes related to laccoliths, stocks, dikes and sills that range in age from 58 to 46 Ma (Lisenbee and DeWitt, 1993, Lisenbee 2010).

The Early Proterozoic Homestake Formation is the main host for gold mineralization in the Black Hills uplift. Tertiary aged gold mineralization is hosted Early Proterozoic metasedimentary units, Paleozoic sedimentary units, Tertiary breccias, and Tertiary intrusive rock. The blocks of Archean crust in the southern Black Hills (D–D′ in Figure 6-5) may be rafted portions of the Superior craton. The complexity of folding and metamorphism within the Precambrian rocks indicates these ancient units were subjected to multiple deformational events before, during, and after the Trans-Hudson tectonic event (Redden and DeWitt 2008).

6.3	Lithology

There are three main age groups of rocks including Precambrian igneous and metamorphic rocks, Paleozoic to Tertiary sedimentary rocks, and Tertiary igneous rocks. The foliated metamorphic rocks that form the northern Black Hills central core are elevated up to 4,000 ft. above the surrounding flatlands and are mainly composed of quartzite, phyllite, and schist that were metamorphosed from lower greenschist to amphibolite facies; these are radiometrically dated to between 2.5 and 1.7 Ga. The metamorphic core has been complexly folded, faulted, and locally intruded by the 1.7 Ga Harney Peak Granite. These rocks partly underly the Property and are discussed in more detail in Section 6.5. A stratigraphic section of the northern part of the Precambrian core of the Black Hills uplift is presented as Figure 6-6. For a complete description of Black Hills Precambrian rocks, see Redden and Dewitt (2008).

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Geologic mapping, stratigraphic relationships and geochronologic data indicate that rocks comprising the metamorphic core were deposited as sand silt, clay, volcanogenic sediments, and lava flows in intracontinental basins or on the eastern margin of the Wyoming Craton from > 2.56 Ga to 1.88 Ga (Redden et al. 1990, Redden and Dewitt 2008 and reference therein, Dahl 2010 and references therein). These sedimentary and volcanic rocks experienced protracted orogenic-related polyphase metamorphism and deformation (1.76-1.715) that culminated in the intrusion of S-type granite and pegmatite (1.715-1.695) Ga during the Black Hills Orogeny (Dahl et al. 2005a and 2005b, Dahl 2010 and references thin). These events created quartzite, phyllite, schist, greenstone, and amphibolite that experienced burial depths between approximately 10 and 23 kilometers (6-15 miles) and temperatures of from approximately 350 to 600 C with locally much hotter conditions in proximity to the S-type granite (Terry and Friberg, 1990 and Dahl et al. 2005a).

Metamorphic conditions associated with the emplacement of the S-type granites indicate the Precambrian rocks experienced approximately 6 miles of post-exhumation prior to the deposition of Paleozoic sediments. In the Paleozoic, the Precambrian rocks were inundated by a sea that deposited 6,500 to 7,000 ft. of sandstone, shale, and limestone sedimentary rock during the Cambrian through Permian periods. These Paleozoic strata thin from north to south and dip east on the Black Hills’ eastern side and west on the western side. Figure 6-6 displays a Precambrian–Paleozoic stratigraphic section and Figure 6-7 provides general stratigraphic section of the Black Hills.

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Stratigraphic Column for the Northern Black Hills
HOLOCENE TO OLIGOCENE
unconformity
EOCENE TO PALEOCENE
ORDOVICIAN AND CAMBRIAN
unconformity
EARLY PROTEROZOIC
Proterozoic Rocks
Gravel and clay deposits (0-70m)
Intrusive rocks
Rhyolite, trachyte, phonolite sills and dikes (0-300 m)
Paleozoic Cover Rocks
Deadwood Formation
Shale, dolomite, limestone, flat-pebble conglomerate, sandstone and conglomerate (0-150 m)
Paleo-placer Host
Grizzly Formation (Xg)—Metagraywacke with interbedded sericite-biotite schist (1,000 m)
Flag Rock Formation (Xf)—Interbedded biotite-sericite schist, graphitic phyllite, iron-formation, and hornblende-plagioclase schist (1,600 m)
Northwestern Formation (Xn)—Biotite-quartz-sericite-garnet schist (0-1,300 m)
Ellison Formation (Xe)—Well-banded to massive sericite-biotite phyllite and schist with interbedded impure quartzite and minor amphibolite (1,500 m)
Homestake Ore Host
Homestake Formation (Xh)—Grunerite-siderite schist and chert (iron-formation) with chlorite-rich and biotite-rich phyllite or schist. Locally sulfide rich (0-125 m)
Poorman Formation (Xp)—Thin, well-banded, sericite-biotite carbonate-bearing phyllite, graphitic phyllite (200-1,000 m)
Yates unit (Xpy)—Hornblende-plagioclase schist (600-1,200 m)
Modified after Caddy et al. (1991)

Figure 6-6: Precambrian Stratigraphic Section of the Northern Black Hills

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GENERAL OUTCROP SECTION OF THE BLACK HILLS AREA

Age	Formation	Thickness in feet	Description
QUATERNARY	SANDS AND GRAVELS	0-50	Sand, gravel, and boulders.
TERTIARY — PLIOCENE	OGALLALA GROUP	0-100	Light colored sands and silts.
TERTIARY — MIOCENE	ARIKAREE GROUP	0-500	Light colored clays and silts. White ash bed at base
TERTIARY — OLIGOCENE	WHITE RIVER GROUP	0-600	Light colored clays with sandstone channel fillings and local limestone lenses
TERTIARY — PALEOCENE	FORT UNION FORMATION — TONGUE RIVER MEMBER	0-425	Light colored clays and sands, with coal-bed farther north.
	FORT UNION FORMATION — CANNONBALL MEMBER	0-225	Green marine shales and yellow sandstones, the latter often as concretions.
	FORT UNION FORMATION — LUDLOW MEMBER	0-350	Somber gray clays and sandstones with thin beds of lignite.
?			
CRETACEOUS — UPPER	HELL CREEK FORMATION (Lance Formation)	425	Somber-colored soft brown shale and gray sandstone, with thin lignite lenses in the upper part. Lower half more sandy. Many loglike concretions and thin lenses of iron carbonate.
	FOX HILLS FORMATION	25-200	Grayish-white to yellow sandstone
	PIERRE SHALE	1200-2000	Principal horizon of limestone lenses giving teepee buttes Dark-grey shale containing scattered concretions. Widely scattered limestone masses, giving small tepee buttes
	Sharon Springs Mem.		Black fissile shale with concretions
	NIOBRARA FORMATION	100-225	Impure chalk and calcareous shale
	CARLILE FORMATION Turner Sand Zone Wall Creek Sands	400-750	Light-gray shale with numerous large concretions and sandy layers. Dark-gray shale
	GREENHORN FORMATION	(25-30)	Impure slabby limestone. Weathers buff.
		(200-350)	Dark-gray calcareous shale, with thin Orman Lake limestone at base.
	GRANEROS GROUP — BELLE FOURCHE SHALE	300-550	Gray shale with scattered limestone concretions. Clay spur bentonite at base.
	GRANEROS GROUP — MOWRY SHALE	150-250	Light-gray siliceous shale. Fish scales and thin layers of bentonite
	GRANEROS GROUP — NEWCASTLE SANDSTONE	20-60	Brown to light yellow and white sandstone.
CRETACEOUS — LOWER	GRANEROS GROUP — SKULL CREEK SHALE	170-270	Dark gray to black shale
	INYAN KARA GROUP — FALL RIVER [DAKOTA (?)] ss	10-200	Massive to slabby sandstone.
	INYAN KARA GROUP — LAKOTA FM Fuson Shale Minnewaste ls	10-188 0-25 25-485	Coarse gray to buff cross-bedded conglomeratic ss, interbedded with buff, red, and gray clay, especially toward top. Local fine-grained limestone.
JURASSIC	MORRISON FORMATION	0-220	Green to maroon shale. Thin sandstone.
	UNKPAPA SS	0-225	Massive fine-grained sandstone.
	SUNDANCE FM Redwater Mem Lak Member Hulett Member Stockade Beaver Canyon Spr. Mem	250-450	Greenish-gray shale, thin limestone lenses Glauconitic sandstone; red ss. near middle
	GYPSUM SPRING	0-45	Red siltstone, gypsum, and limestone
TRIASSIC	SPEARFISH FORMATION	250-700	Red sandy shale, soft red sandstone and siltstone with gypsum and thin limestone layers
?	Goose Egg Equivalent		Gypsum locally near the base.
PERMIAN	MINNEKAHTA LIMESTONE	30-50	Massive gray, laminated limestone.
	OPECHE FORMATION	50-135	Red shale and sandstone
PERMIAN / PENNSYLVANIAN	MINNELUSA FORMATION	350-850	Yellow to red cross-bedded sandstone, limestone, and anhydrite locally at top. Interbedded sandstone, limestone, dolomite, shale, and anhydrite. Red shale with interbedded limestone and sandstone at base.
MISSISSIPPIAN	PAHASAPA (MADISON) LIMESTONE	300-630	Massive light-colored limestone. Dolomite in part. Cavernous in upper part.
DEVONIAN	ENGLEWOOD LIMESTONE	30-60	Pink to buff limestone. Shale locally at base.
ORDOVICIAN	WHITEWOOD (RED RIVER) FORMATION	0-60	Buff dolomite and limestone.
	WINNIPEG FORMATION	0-100	Green shale with siltstone
CAMBRIAN	DEADWOOD FORMATION	10-400	Massive buff sandstone. Greenish glauconitic shale, flaggy dolomite and flatpebble limestone conglomerate. Sandstone, with conglomerate locally at the base.
PRE-CAMBRIAN	METAMORPHIC and IGNEOUS ROCKS		Schist, slate, quartzite, and arkosic grit. Intruded by diorite, metamorphosed to amphibolite, and by granite and pegmatite.

1963

DEPARTMENT OF GEOLOGY AND GEOLOGICAL ENGINEERING
SOUTH DAKOTA SCHOOL OF MINES AND TECHNOLOGY
RAPID CITY, SOUTH DAKOTA

Figure 6-7: Black Hills General Stratigraphic Section

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In the Cambrian, tropical marine clastic rocks were deposited from north to south during a marine transgression—mainly sandstone and shale of the Deadwood Formation. The subsequent northward regression created a southward thinning wedge of strata from 400 ft. thick in the north to 7 ft. thick in the south.

The Deadwood Formation comprises two layers of quartz arenite separated by glauconitic sandstone, shale, limestone, and intraformational conglomerate layers. Deposition of the Deadwood Formation extends into the Ordovician and is overlain by shale and dolomite of the Winnipeg Formation and Whitewood Dolomite. No Silurian rocks are found in the Black Hills, which represents a period of emergence and erosion. In the Upper Devonian to Mississippian, the area was covered by tropical seas, which deposited shale and limestone of the Englewood Limestone and then the (Pahasapa) Limestone.

The Pahasapa Limestone, is 850 ft. thick in the north and 350 ft. in the south. From the late Mississippian to early Pennsylvanian, the Pahasapa Formation was subject to 20 Ma of erosion and subsequent karst development in its upper layers, creating open spaces available for later mineralizing fluids.

Lower Pennsylvanian subsidence led to the deposition of the overlying Minnelusa Formation, which includes a lower marine shale, sandstone, and limestone sequence, upper layers of sandstone and siltstone, and gypsum near the top of the formation. Near the mid-Permian, the Minnelusa Formation is succeeded by the Opeche Formation shale, sandstone, and siltstone. Overlying this is the Minnekahta Formation thin-bedded limestone.

The Deadwood and Pahasapa Formations are the main Paleozoic mineralized geological units on the Richmond Hill Gold Project. The units deposited subsequently are considered cover rocks and include, in decreasing age, the Minnelusa Formation, Opeche Formation, Minnekahta Formation, and Spearfish Formation. These rocks are mainly shale, sandstone, siltstone, and limestone.

Following deposition of the Spearfish Formation, the Black Hills was again emergent and eroded for about 70 Ma, precluding deposition of any early-Mesozoic strata. The erosion continued to the mid-Jurassic, after which the area was again inundated by seawater, which allowed the Sundance Formation to be deposited.

The erosion continued to the mid-Jurassic, after which the area was again inundated by seawater, which allowed the Sundance Formation to be deposited. The Sundance Formation is a fossiliferous unit comprising siltstone, sandstone, white limestone, and shale.

Overlying the Sundance Formation is the upper Jurassic Unkpapa Formation non-marine sandstone, and Morrison Formation shale and sandstone. The latter formation likely experienced erosion, as its upper contact is an unconformity that marks the division between the Jurassic and Cretaceous periods.

At the close of the Jurassic and into the Cretaceous, much of central North America from north to south was submerged in seawater known as the Western Interior Seaway. Between 130 and 65 Ma a thick sequence of shale, limestone, and sandstone was deposited. Included from oldest to youngest are the Lakota Formation, Fall River Sandstone, Skull Creek Shale, Newcastle Sandstone, Mowry Shale, Belle Fourche Shale, Niobrara Formation, Carlile Shale, Greenhorn Limestone, Pierre Shale, Fox Hills Sandstone, and Lance Formation to close out the Cretaceous Period of the Mesozoic Era. By the end of the Cretaceous, between 6,500 and 7,000 ft. of sedimentary strata had accumulated over what was to become the Black Hills.

Early in the following Tertiary Period the Black Hills experienced uplift and erosion related to the Laramide orogeny. This was most notable during the Paleocene and Eocene Epochs, with the sediments being shed to the west into the Powder River Basin. Volcanic activity occurred in a WNW-trending belt across the northern part of the Black Hills uplift resulted in numerous shallow igneous intrusions in the northern Black Hills, with well-known examples being Devils Tower, Missouri Buttes, and Bear Butte. The igneous bodies trend younger from east (58 Ma) to west (46 Ma).

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Other Tertiary rocks include the White River Group—divided into the lower Chadron and upper Brule Formations—and are seen primarily along the eastern side of the Black Hills. They formed during fluvial deposition in the late Eocene and Oligocene Epochs and comprise channel fillings of sandstone, claystone, and minor limestone.

6.4	Landforms and Structures

The geographic occurrence of Black Hills uplift geologic formations is controlled by various landforms. Black Hills landforms are divided into five main types: Central Crystalline Core (Core); Limestone Plateau; Red Valley; Cretaceous (Dakota) Hogback; and Buttes. Bordering the undulating Core is the Limestone Plateau, which covers a greater area on the west side of the Core than the east due to a much gentler westward rock dip in comparison to the steeper dips on the east side of the Core. Outboard of the Limestone Plateau is the Red Valley, a broad lowland that developed by erosion of the Spearfish and Sundance red-bed formations. The Richmond Hill Gold Project is characterized by these first two landforms.

Outboard of the Limestone Plateau is the Red Valley, a broad lowland that developed by erosion of Spearfish and Sundance red-bed formations. Like the Limestone Plateau, the Red Valley width is controlled by bedding, with shallower dips producing a wider valley on the west and a narrower valley on more-steeply dipping eastern exposures. The Cretaceous Hogback is a 300- to 400 ft-high ridge outboard of the Red Valley, formed by Lakota Sandstone that is resistant to erosion, along with dip-slope rocks of the Fall River Sandstone Formation. Rocks of the underlying strata are exposed on the steep cliff faces below the ridge crests. Evidence for the timing of erosion to create the current landform favors initiation in early Tertiary time, though some valleys likely were carved within the last five million years.

Buttes occur in the Northern Black Hills Igneous Province and are formed by a west- to northwest-striking zone of intrusive rocks cutting across the Black Hills uplift. Erosion of the enclosing strata has exposed the igneous rocks, which occur as dikes, sills, laccoliths, stocks, ring dikes, and diatremes. Due to greater resistance to weathering and erosion, the igneous rocks forming these structures stand out as positive topographical features such as Devils Tower and Bear Butte. Within the Northern Black Hills, the laccoliths generally cause the greatest disruption of the existing lithological layers into which they are intruded. The laccoliths cause doming and fault-bounded uplift, with the Deadwood Formation being the preferred host.

The Laramide uplift of the Paleozoic and Proterozoic basement started in the Laramide Orogeny about 70 Ma ago. Timing of the uplift can be constrained to the early Tertiary, since undeformed and horizontal Tertiary White River Group rocks lie unconformably above tilted Mesozoic strata, which was disrupted by doming Proterozoic basement. West vergent monoclines separate the Black Hills uplift from the Powder River Basin to the west. The eastern flank of the Black Hills uplift is caused by doming of the Proterozoic basement which forms asymmetric anticlines.

6.5	Deposit Type

Mineralization at the Richmond Hill Gold Project is dominantly replacement style within Tertiary aged breccias of host Precambrian metasedimentary and Cambrian-Ordovician sedimentary rocks. Gold bearing fluids possibly derived from Tertiary intrusions migrated along steeply dipping fractures called verticals, and gold was deposited in favorable structural or chemical traps as replacement deposits. Breccia pipes within Precambrian metasediments and the Cambro-Ordovician Deadwood Formation are the most common gold-bearing host rocks. The historical Richmond hill gold mine produced ore from Tertiary breccias dominantly hosted within Precambrian units that were processed as an open pit, heap leach operation.

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6.6	Mineralization

Gold was first recorded in the Black Hills in 1874, although prior rumors existed of prospectors discovering placer gold. The ensuing 1875 gold rush produced limited success, except in the Whitewood and Deadwood creeks area. Other prospectors sought the hard-rock source of the placer gold upstream of the placer workings, and in 1876 the Homestake lode was discovered; it was mined almost continuously until 2002. Numerous other gold deposits were subsequently discovered in the Black Hills in differing geologic environments, with several turning into significant mining camps. Gold mineralization settings in the Black Hills are complex, and gold has been found in many geologic settings, including Archean Paleoplacer, Proterozoic Vein related Carbonate Iron Formation, Proterozoic Vein, Cambrian Placer, Tertiary Epithermal, and Quaternary Placer.

Archean Paleoplacer deposits formed 2.5 Ga ago in alluvial fans along rift valleys that are now beds of metamorphosed conglomerate, quartz arenite, and hematite-chert banded-iron formation, which have been rotated and are now overturned (Paterson and Lisenbee, 1990). The paleoplacer deposits comprise pyritiferous and well-sorted quartz-pebble conglomerates. No recorded amount of gold has been produced from these deposits.

Vein related deposits hosted by Early Proterozoic Carbonate Iron Formation are represented by the Homestake mine in the northern Black Hills, which produced approximately 40 Moz of gold and 10 Moz of silver, making it one of the largest deposits of its type in the world. Host rocks are seafloor sediments of the Precambrian Homestake Formation, which were buried by later Precambrian strata, then complexly folded and metamorphosed during the Black Hills Orogeny. After about 1.7 Ga of erosion, what was left of the Homestake Formation was buried again by Paleozoic and Mesozoic strata prior to the most recent uplift and erosion that formed the Black Hills. Current thinking is that most of the gold was originally deposited as an orogenic gold system along shear zones, then subsequent fluid flow associated with later metamorphism resulted in gold precipitated in a favorable chemical environment (Caddey et al. 1991, Frei et al. 2009, Morelli et al. 2010). Gold grades at Homestake varied from 1 oz/ton in the upper levels to 0.25 oz/ton when the mine closed in 2002. From 1953 to 1971, the mine produced more than 500,000 ounces of gold per year.

Other Proterozoic Vein deposits occur in several locations within the Precambrian core and comprise quartz veins hosted by meta-graywacke and minor amphibolite—iron formation rocks. Veins that contain gold and minor silver range from a few inches to over 10 ft. wide and are associated with faults, shears, and folds. Other veins contain gold, silver, antimony, lead, zinc, and copper, which imply that two sets of gold-bearing veins exist, one with and one without the other minerals. The latter veins are thought to be younger or shallowly emplaced. Most mining of these deposits occurred in the late 1800s and early 1900s. Examples include Keystone, Bullion, Holy Terror, and Clover Leaf mines (Paterson and Lisenbee, 1990).

Cambrian Placer deposits were formed when gold was eroded from the Homestake Formation or other Precambrian gold occurrences, and concentrated within stream-channel gravels on the Precambrian surface (Irving, 1904, Paterson and Lisenbee, 1990). These gravels later became conglomerates at the base of the Deadwood Formation. An ancient channel lies east of the Homestake open pit, and although no recorded production is known, remnants of the mines contain up to an ounce of gold per ton. Other Deadwood conglomerate placer deposits to the southeast have never been traced to the lode source.

Tertiary epithermal deposits in the northern Black Hills are hosted by Precambrian metamorphic, Paleozoic sedimentary, and Tertiary intrusive rocks. Gold- and silver-bearing fluids possibly derived from the intrusions were concentrated in steeply dipping fractures called verticals, and gold was deposited in favorable structural or chemical traps (Connolly, 1927, Paterson et al. 1988). The most favorable environment for gold deposition is the Cambro-Ordovician Deadwood Formation, where mineralization is primarily controlled by chemical or physical traps in the sedimentary rocks.

Quaternary Placer deposits comprise gold-bearing gravels along Deadwood and Whitewood creeks. Placer mining by shaft and drifts occurred until 1883 when floodwaters washed away many of the workings. Best known of these placer workings are the Deadwood and Rockerville mines.

On the Richmond Hill Gold Project, Tertiary-aged replacement gold mineralization, and Precambrian iron formation-hosted gold mineralization were drilled during exploration programs in the 1980s and 1990s. Subsequent drilling in 2023 identified the iron formation to be within the Proterozoic Flagrock Formation magnetite and sulfide-bearing iron formation containing Tertiary gold-silver mineralization but no classic Homestake style siderite iron-formation mineralization.

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The current genetic model Is that Tertiary-aged gold and silver-bearing fluids possibly derived from the Tertiary intrusions migrated along steeply dipping fractures called verticals, and gold was deposited in favorable structural or chemical traps as replacement deposits. Breccia pipes within Precambrian metasediments and the Cambro-Ordovician Deadwood Formation are the most common gold-bearing host rocks. These breccia pipes are associated with Tertiary alkalic magmatism that generated most of the Tertiary-aged gold deposits in the Homestake District.

Gold mineralization in the breccia pipes had previously been identified in various targets within the Project area, including Richmond Hill, Richmond Hill North, Twin Tunnels, and Turnaround. Dakota Gold followed up on this earlier work, and drill tested three of the six known breccia pipes within Twin Tunnels, Turnaround, and Richmond Hill zones. To this Report date, drilling has not defined the limits of mineralization in these breccia pipes.

Dakota Gold’s current exploration program seeks to confirm and expand upon known oxide gold resources and test the extent of gold sulfide resources. The zones included within the mineral resource estimate are Richmond Hill, Richmond Hill North, Cleveland, Turnaround, Twin Tunnels, Cole Creek, and MW3.

Historical production prior to the 1980s in the Project area was primarily from the underground mining of high-grade structures. With the advent of heap leaching technologies, a resurgence of mining occurred, and open pit mining of these resources began. The Richmond Hill gold mine and Wharf deposits to the south are examples, with the Wharf open pit mine being the only mine currently operating the Black Hills. Most gold is associated with pyrite at depth, and near-surface gold is liberated by natural oxidation. Sulfide-rich deposits have been processed historically using fine grinding and cyanidation, along with roasting, to recover the gold and silver. The Deadwood Formation hosts numerous historical mines, including Golden Reward, Bald Mountain, Maitland, and Wasp. Further north and west in the Carbonate and Ragged Top districts, fluids related to Tertiary intrusions have localized gold, silver, lead, zinc, and tungsten along faults or breccia pipes within the Pahasapa Limestone. Tertiary porphyry-hosted gold deposits include the Gilt Edge and Hoodoo-Union Hill mines.

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7	Exploration

Dakota Gold entered into the Option with Barrick on October 14, 2021, and began ground exploration on the Project, including gravity, induced polarization (IP) survey and drilling. Prior to optioning the Project, Dakota Gold flew an airborne geophysical survey over a wide area of the Homestake district. These are summarized in the following sections from data sheets provided by Dakota Gold (Berry 2023a, 2023b).

7.1	Airborne Geophysics

From June 26 to August 1, 2020, New Sense Geophysics Ltd. conducted a high-resolution helicopter-borne magnetic and gamma-ray spectrometric survey over the Homestake District of Northern Black Hills, South Dakota. The survey consisted of 11,636-line km covering an area of 962.4 km2 and included the Property (Figure 7-1). The purpose of the survey was to map Precambrian lithologies and structure, as well as Tertiary intrusive rocks and associated alteration in outcrop, subsurface, and beneath cover. A report detailing the contractor’s work is dated August 31, 2020. Results of the survey are not publicly available.

Limit of Flight Lines for the Airborne Magnetics Survey
Spearfish
600,000 mE
N
W
E
S
4,920,000 mN
4,920,000 mN
RICHMOND HILL GOLD PROJECT
Deadwood
Lead
WHARF Mine
Richmond Hill Gold Project
2020 Airborne Magnetics Survey
Land parcels included in agreement
Access Roads
600,000 mE
0
5
miles
UTM NAD83 Zone 13
WTG 09/29/2023
DAKOTA GOLD

Figure 7-1: Airborne Magnetics Survey Flightline Limits

The airborne magnetic survey was able to identify the Tertiary intrusive centers and possibly larger feeder dikes. Most of the intrusive centers had previously been identified by surface mapping either by exposed intrusive rocks or by doming of the Paleozoic and Mesozoic strata. Inversions of the magnetic data set were also useful for identifying potential alteration associated with breccias and faults in the Richmond Hill Property. The radiometric survey, especially thorium, identifies the larger Tertiary intrusive centers.

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It is the opinion of the QP for this section that the airborne geophysical survey aided Dakota Gold in selecting the Richmond Hill Gold Project area to option and also aided interpreting the extent geological units under areas of cover.

7.2	Gravity Compilation and Survey

In December 2021, geophysical contractor Robert B. Ellis, Allan Spector and Associates, Ltd. and Magee Geophysical Surveys LLC (Magee) completed a report titled Gravity Compilation and Processing (2021 Merge) Homestake District. Their work entailed compiling and merging historical Homestake gravity data with National Geophysical Data Center gravity data and Magee gravity data for the Black Hills region.

During May and June 2022, Magee collected additional gravity data to be added to the Dakota Gold data set. The survey acquired data from 550 gravity stations across the Black Hills to fill in gaps in the regional data set and to replace older readings that potentially had elevation- or terrain-correction problems. The survey area included Lawrence, Pennington, Butte, and Custer Counties of South Dakota, and Crook, Weston, and Niobrara Counties of Wyoming (Figure 7-2). Although the survey encompassed a large area, additional stations were surveyed near Richmond Hill. No report was completed summarizing this work, but maps and cross-sections were produced to assist with ongoing geologic interpretations.

The gravity survey was used to map out differences in density of the various rock units. The Tertiary intrusive rocks generally have lower densities than the Precambrian metamorphic host rocks. For example, there is a large intrusive body east of the Project area known as the Cutting Stock that is a distinctive gravity low. The larger metamorphosed basalt units commonly generate gravity highs. The eastern contact of the metamorphosed basalt running through the center of the Project does not generate a large density contrast. The lack of density contrast may be because of the heavy alteration of the metamorphosed basalt adjacent to the north-south trending Tertiary breccia pipes or that the lower-density breccias tend to intrude along this structure.

The gravity survey aided in interpreting the extent of geological units in areas of cover, and drill-hole collars were spotted using a combination of this and other airborne and ground-based surveys.

The QP responsible for this section of the Report believes that the gravity survey aided Dakota Gold in interpreting the extent of geological units in areas of cover, and spotting drill-hole collars benefited from a combination of this and other airborne and ground-based surveys.

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Source: Robert B. Ellis, Alan Spector and Associates, Ltd. And Magee Geophysical Surveys LLC (2021)

Notes: Index maps showing compiled gravity stations for the Black Hills regional area (left) and a focus area (right). Black dots are National Geophysical Data Center stations. Green dots are historical Homestake (Spector) stations. Red dots are stations acquired for Dakota Gold in 2020 and 2021. Black Polygons are outlines of Dakota Gold’s 2020 airborne geophysical survey and the primary gravity focus area. Blue polygons are County Lines.

Figure 7-2: Gravity Survey Station Locations

7.3	Induced Polarization Survey

From September 15 to October 2, 2022, KLM Geoscience LLC conducted IP and resistivity geophysical surveys across four lines for 8.1 miles (13.1 Km) of survey lines at the Project (Figure 7-3). The survey was a dipole–dipole-type array with a 200 m dipole size using a 5 Kw transmitter and 16 channel IP receiver. The survey generated an IP response with parameters two seconds, time domain, 12 window, 150 ms, 55 ms delay after turn-off. Pseudo-sections were generated initially, then inverted to model true sections. Using the survey results, Dakota Gold was able to plan drill holes more accurately to intersect intended zones. KLM produced the Dakota Gold Richmond Hill DCIP Survey Logistical Report on October 2, 2022.

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592,000mE
N
W
E
S
LRH-1N
LRH-2N
LRH-3N
LRH-4N
15
14
22
23
4,916,000mN
T5NR2E
Richmond Hill Gold Project
Location of IP-Resistivity Lines - 2022
& Preliminary Interpretation
Line & Station Locations
Potential Iron Fm
Potential Breccias
Optioned Property and Mineral Rights
0
2,000
feet
UTM NAD83 Zone 13
T 5 N, R 2 E, Black Hills Meridian
WTG 09/29/2023
DAKOTA GOLD

Figure 7-3: Geophysical IP – Resistivity Survey Line Locations

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The IP survey identified possible breccias and iron formation as identified by the resistivity and chargeability response. Several drill holes tested the chargeability anomaly that was interpreted to be iron formation. The holes intersected Proterozoic Flagrock Formation magnetic and sulfide-bearing iron formation containing Tertiary gold-silver mineralization but no classic Homestake-style siderite iron formation mineralization. Resistivity highs corresponded to Proterozoic Ellison Formation quartzites and unaltered Proterozoic greenstones, and these were excluded from drill testing.

The QP responsible for this section of the Report believes that the IP survey aided Dakota Gold in mapping iron formation and other non-mineralized rock formations at depth and that a more detailed survey could be considered in areas lacking outcrop and needing additional subsurface information.

7.4	Geological Mapping

Small-scale geological mapping was conducted over the Project starting November 1, 2021, and continuing to the end of 2024. Dakota Gold geologists mapped an area of 3.3 square miles (8.6 km2) (Figure 7-4) to help guide drill-hole targeting, with the ultimate goal of integrating surface geology with drill-hole lithography to produce a three-dimensional (3D) geological model. Much of the work has consisted of field-checking St. Joe Minerals, Bond Gold, and LAC mapping and sample programs from the 1980s and 1990s. The recent mapping has yet to be compiled and is still in field note form. Dakota Gold has stated that the mapping confirms earlier work by others (James Berry, pers. Comm.) and that the map provided as Figure 7-4 is the most accurate as of the Report date.

The opinion of the QP for this section of the Report is that the map provided in Figure 7-4 is of sufficient detail to allow targeted drilling.

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Richmond Hill Gold Project
Dakota Gold Geologic Field Work
Area of New Geologic Data Acquisition
Adits, Shafts & Prospect Pits
Optioned Property and Mineral Rights
592,000 mE
4,916,000 mN
4,916,000 mN
N
S
E
W
Rhichmond Hill
T 5 N R 2 E
15
14
22
23
27
0
2,000
feet
UTM NAD83 Zone 13
T 5 N, R 2 E, Black Hills Meridian
WTG 09/29/2023
DAKOTA GOLD

Figure 7-4: Dakota Gold Geologic Field Work

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7.5	Drilling

7.5.1	Summary

Prior to Dakota Golds’ tenure, the Property was drilled by at least 1,056 rotary, RC, and core holes testing multiple prospective areas within the claim boundary. Several of these holes are excluded from the final database due to missing collar coordinates, downhole surveys, or other reasons. From optioning the Property in 2021 to the effective date of this report, Dakota Gold has drilled an additional 148 diamond drill holes representing 157,504 ft. of core drilling.

The drilling database provided to IMC consisted of 1,058 drillholes and 457,392 ft. of drilling. This was after IMC removed hole RH-87-125C that was a duplication of RH-86-125C. Table 7-1 shows drilling by company. Figure 7-5 shows the distribution of drill holes by company.

Table 7-1: Drilling by Company

		Final Database
Company	Total Holes	No. of Holes	Feet
Freeport	30	0	0
Legacy Drilling	951	836	272,608
St. Joe / Bond Gold	903	788	266,928
Homestake	48	48	5,680
Coeur	75	74	27,280
Pre-Dakota Gold Drilling	1,056	910	299,888
Dakota	148	148	157,504
2022	13	13	27,954
2023	61	61	98,610
2024	74	74	30,940
Total	1,204	1,058	457,392

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Chism Flat
Chism Gultch
A'
Cole Creek
MW3 East
MW3 Main
RH North
Twin Tunnels
B'
A
Cleveland
Turn Around
Richmond Hill
B
Richmond Hill
Project Boundary
EXPLANATION OF HOLE MARKERS
St. Joe/Bond Gold
Coeur
Homestake
Dakota 2022-2023
Dakota 2024
N

Figure 7-5: Richmond Hill Gold Project Drillholes by Company

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7.5.2	Freeport (1981 – 1983)

Freeport completed 30 conventional rotary drill holes. These holes were excluded from the final database as the collar locations are not known and contamination between samples was likely.

7.5.3	St. Joe, Bond Gold, and Homestake (1984 – 1994)

St. Joe, Bond Gold (while independently operated), and Bond Gold (while owned by LAC), and Homestake completed multiple RC and core-drilling programs on various prospects across the Project area. Separate drill-hole numbering series were used for each prospect area and were sequentially carried on between program operators. There are no core or pulp samples available from these drilling programs. The April 2024 Technical Report states that 951 drill holes were completed, however only 874 drill holes were acceptable for geological and resource modeling as 77 were excluded due to incomplete collar and/or downhole surveys or large discrepancies between data sources. The database provided to IMC included 836 of these holes. Accounting for the 77 excluded holes and the duplicated hole, there were an additional 37 holes that were not in the database provided to IMC; IMC has no information on where these holes were located or why they were removed from the database.

Drill hole collar locations were surveyed at the time of drilling into the Richmond Hill mine grid, which is a property specific grid. The original surveyed collar and control point coordinates were obtained from scanned paper sheets with tabulated digital and handwritten survey coordinates under Scott Engineering Letterhead, or directly from drill log headers. The Scott Engineering survey tickets are typical of survey instrument printouts from that time period, although no instruments were specified in any of the historical documentation. Documentation comprising drill hole collar coordinate listings from later in the programs indicates that Geodimeter Surveying Software was being used to manage surveying data.

The Richmond Hill mine grid was originally established using a 1’ x 1’ true north grid with the US Locating Monument #41 assigned coordinates of X = 100,000 ft. and Y = 100,000 ft. Key control points for this grid were relocated by Dakota Gold personnel and Ponderosa Land Surveys, re-surveyed in US State Plane Coordinates System, and a custom projection created for transferring between the Richmond Hill mine, US State Plane, UTM NAD 83, and Homestake mine coordinate systems (Ponderosa 2024).

Drill hole dips were obtained directly from drill log headers and applied only to the drill hole collar as most drill holes were relatively short. No instruments were specified for any of the downhole surveys.

Drill logs comprise mostly handwritten sheets with a header section for hole details and a description section for from-to intervals and geological descriptions plus varying amounts of supporting information. A small number of drill logs from later holes comprise spreadsheets. Information from handwritten logs was transferred to standardized digital drill logs containing hole number, collar coordinates, azimuth, dip, dates started and completed, from-to depth intervals, sample numbers, gold values in oz/ton, silver values in ppm and codes for lithology, oxide or sulphide mineralization, and alteration.

7.5.4	Coeur (2019 – 2020)

Coeur (Wharf Division) completed two drilling campaigns comprising 75 RC holes (R19R-4674 to 4683 and R20R-4684 to -4747 & 4690A). There are no core or pulp samples available from these drilling programs. Only 74 of the Coeur drill holes are acceptable for geological and resource modeling as one hole was excluded due to a missing downhole survey.

The Coeur drilling was concentrated in the north of the deposit area in the Chism Flat, MW3 East, and Cole Creek areas.

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Drill hole collar locations were surveyed at the time of drilling into the UTM NAD 83 coordinate system. These were then converted to Richmond Hill mine grid coordinate system by Dakota Gold using the procedures described by Ponderosa Land Surveys (Ponderosa 2024).

Drill hole dips were obtained by surveys completed every 50 ft. downhole starting at the collar and also at the end of each hole. A Surface Recording Gyro (SRG) instrument was used for the downhole surveys, but the actual instrument brand name was not specified. All data was exported to a spreadsheet provided by Coeur to Dakota Gold.

Drill logs comprise colored acQuire strip logs based on geological data stored in acQuire database software and exported to spreadsheets comprising hole numbers, collar coordinates, azimuths, dips, dates started and completed, from-to depth intervals, sample numbers, gold and silver values, ABA, alteration, lithology, mineralogy, oxidation, rock type, sulphide, and texture.

7.5.5	Dakota Gold (2022 – 2024)

7.5.5.1	2022 Drilling

J. Berry (2023b) assembled the drilling summaries for 2022 and 2023 drilling from Dakota Gold news releases and is presented in whole with minor edits for clarity.

Dakota Gold began core drilling with one drill rig on March 28, 2022. A second drill was added to the drilling project on November 9, 2022. The two drills have been working since then, except for June 15 to September 30, 2022, when only one drill was in use. Thirteen holes were completed in 2022, totaling 27,954.1 ft. The deepest hole was RH22C-001, which was drilled to 4,509 ft. The average hole depth was 2,150 ft.

The first two holes of the 2022 program tested the stratigraphy of the northern portion of the Project area, looking for Homestake Formation in the core of the Bald Mountain Anticline. Instead, only Ellison Formation was encountered below the Cambrian unconformity, indicating that the plunge of the Bald Mountain Anticline was steeper than expected.

Drill holes RH22C-003 through RH22C-007 were drilled in the Twin Tunnels area to test for high-grade gold mineralization in possible iron formation near the contact with a large greenstone unit. These holes did not encounter any Precambrian iron formation-hosting gold mineralization, but did encounter broad zones of Tertiary alteration in the greenstone and adjacent phyllites.

Drill holes RH22C-008 and RH22C-010 were drilled west of Twin Tunnels to test for replacement-style mineralization in the Paleozoic section and to test a geophysical target. Both holes yielded disappointing results. Drill holes RH22C-009 and RH22C-011 were drilled to test the area north of RH22C-005 at Twin Tunnels and had good results; RH22C-012 and RH22C-013 were drilled to confirm the high-grade mineralization encountered in historical hole TT-86-26. RH22C-013 confirmed the high-grade gold mineralization.

7.5.5.2	2023 Drilling

Sixty-one holes totaling 98,610 ft. were completed at Richmond Hill during 2023. Hole depths varied from 429.5 to 6,046 ft. The average hole depth was 1,617 ft.

Drill holes RH23C-014 and RH23C-017 were drilled at Twin Tunnels. RH23C-015 and RH23C-016 were drilled to test for deeper mineralization below the MW3 Main zone. Both holes encountered gold mineralization in Precambrian phyllite and Tertiary iron formation-hosting breccias and fracture zones.

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Drill holes RH23C-019, RH23C-021, RH23C-022, RH23C-023, RH23C-024, RH23C-025, RH23C-026, and RH23C-027 were drilled at the Turnaround breccia pipe. It was determined from these holes that the breccia zone was extensive and went to depth, although not all portions of the breccia were well mineralized.

Drill holes RH23C-028 through RH23C-056 were drilled as dual-purpose holes to confirm historical drilling results and obtain metallurgical test samples. The following holes were drilled at Turnaround: RH23C-028, RH23C-029, RH23C-031, RH23C-035, RH23C-046, and RH23C-047.

Drill holes RH23C-028 and RH23C-046 were drilled at the north end of the Turnaround breccia. Both holes encountered mineralization 800 ft. below the surface. Both holes encountered gold mineralization.

Drill holes RH23C-029, RH23C-031, and RH23C-035 were drilled in the central portion of the Turnaround breccia. RH23C-031 and RH23C-035 encountered gold mineralization.

Drill hole RH23C-047 was drilled at the south end of the Turnaround breccia. This hole intersected gold mineralization in the breccia pipe and the adjacent Precambrian phyllite country rock.

Eight confirmation-metallurgical holes were drilled at the Twin Tunnels breccia area: RH23C-030, RH23C-032, RH23C-033, RH23C-034, RH23C-036, RH23C-039, RH23C-041, and RH23C-048. Most of the holes at Twin Tunnels breccia were drilled from the western portion of the breccia pipe over to the eastern side and fanned from north to south. RH23C-048 was drilled from the southeastern side of the breccia to the west. RH23C-030 was lost during drilling and was offset with RH23C-032.

Four holes were drilled at the Richmond Hill breccia and historical pit area: RH23C-044, RH23C 050, RH23C-054, and RH23C-056.

Drill hole RH23C-044 was 1,030 ft. east of the Richmond Hill breccia pipe. It intersected gold mineralization in Deadwood Formation, Tertiary breccia, and Tertiary-altered Flagrock Formation.

Drill holes RH23C-050, RH23C-054, and RH23C-056 were drilled from the east side of the Richmond Hill mine historical pit and angled under the pit to confirm the mineralization that was left below the pit. Elevated gold grades were encountered.

Drill holes RH23C-040, RH23C-042, and RH23C-043 were all drilled at the Cole Creek area, targeting Tertiary gold mineralization within the Deadwood Formation. RH23C-040 also encountered Tertiary epithermal mineralization below the unconformity, hosted within Precambrian greenstone. All of the drill holes encountered gold mineralization.

The following holes were drilled at the MW3 Main prospective area: RH23C-049 and RH23C-051. RH23C-049 intersected gold mineralization. These intercepts were in Tertiary-mineralized Precambrian phyllites and iron formation. RH23C-051 intersected gold mineralization in oxidized, lower Deadwood Formation, in Tertiary trachyte, and also in Tertiary-mineralized Precambrian phyllite.

The following holes were drilled at the MW3 East prospective area: RH23C-052, RH23C-053, and RH23C 055. RH23C-052 intersected gold mineralization in oxidized Deadwood Formation and in Tertiary-mineralized Precambrian phyllite. RH23C-053 intersected gold mineralization in oxidized Deadwood Formation. RH23C-055 intersected gold mineralization in oxidized Deadwood Formation, and in Precambrian-hosted Tertiary breccia.

7.5.5.3	2024 Drilling

The 2024 drilling consisted of 74 holes and 30,940 ft. of drilling. Three holes, RH24C-075, RH24C-076 and RH24C-077 were in the Cole Creek area of the deposit.

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Twelve holes, RH24C-078 to RH24C-082, RHC24C-086 to RH24C-088 and -088A, RH24C-099, RH24C-101 and RH24C-102 were in the Richmond Hill North area.

Two holes, RH24C-083 and RH24C-084 were in the Cleveland area and one hole, RH24C-085 was in the Twin Tunnels area. The Cole Creek, Richmond Hill North, Cleveland, and Twin Tunnels drilling were to fill in gaps in the drill coverage.

The remaining 56 holes, RH24C-089 to RH24C-098, RHC24-100, and RH24C-103 to RH24C-147 were in the Chism Gulch area and were for the purpose of adding near surface, oxide, mineral resource to the Project. This was a successful project, with most of the holes encountering mineralized material. Most of the mineralization was in the Deadwood Formation and the drilling also encountered higher silver grades than are common in most of the deposit.

7.5.5.4	Procedures

Drill holes were lined up to the proposed hole positions using a Reflex TN14 Gyrocompass, which recorded the surface azimuth and dip of the drill hole. Drill hole collar locations were surveyed by a licensed surveyor at the time of drilling into the Homestake mine coordinate system. These coordinates were converted to Richmond Hill mine grid coordinate system by Dakota Gold using the procedures described by Ponderosa Land Surveys (Ponderosa 2024).

Drill hole dips were obtained by surveys completed every 50 ft. downhole starting at the collar and also at the end of each hole. North-Seeking Gyro (NSG) instruments comprising Reflex TN14 and Sprint_IQ tools were used. All data was exported to a spreadsheet provided by Dakota Gold.

Drill logs comprise mostly handwritten sheets with a header section for hole details and a description section for from-to intervals and geological descriptions plus varying amounts of supporting information. Information from handwritten logs was transferred to spreadsheets containing hole number, collar coordinates, azimuths, dips, dates started and completed, from-to depth intervals, sample numbers, gold and silver values, lithology, mineralization, geotechnical, geophysics, density, and breccia.

7.5.6	Opinion

The QP responsible for Section 7.5 has reviewed the drilling results and found that they are correctly represented as compared to the drilling results presented on geochemical laboratory certificates. In addition, the following comments can be made regarding drilling results:

•	The procedures for the drilling programs followed standard industry procedures available at the time that the work was completed.
•	There is no currently known relationship between recoveries and grades that could materially affect the accuracy and reliability of the results.

7.6	Hydrogeology and Geotechnical

Dakota Gold has not initiated either hydrogeology or advanced geotechnical characterization studies. Homestake is conducting ongoing hydrology and hydrogeology water quality testing related to Richmond Hill mine post-closure operations. The QP responsible for Section 7.6 was not provided with information related to methodologies or results of the sampling, but Dakota Gold would assume liability to continue with post-closure operations should they complete the Option. The extent to which these studies affect this Report is covered further in Chapter 17. However, the reader is cautioned that ongoing reclamation of the historical Richmond Hill mine represents a significant liability to the Project unless the mine site is included in new mining operations.

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Dakota Gold has acquired no geotechnical data such as rock strength parameters, as the Project is still in the early stages of exploratory drilling. However, Dakota Gold is collecting recovery and rock quality designation (RQD) data as part of the drill-logging process. Drill core is assembled at the drill as it slides out of the core tube before being placed into core boxes. The driller’s recovery measurements are double-checked during the core-logging process, along with measuring and calculating the RQD. The QP responsible for Section 7.6 observed core handling at the drills and core-logging facilities and confirmed that Dakota Gold and their drill contractor are following industry standard procedures.

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8	Sample Preparation, Analyses, and Security

8.1	Drilling Programs

Table 8-1 summarizes the historical and current Project drilling programs in four chronological groups by which the sample preparation, analyses, and security procedures described in this chapter are organized.

Table 8-1: Groups of Drilling Programs at Richmond Hill Gold Project

Company	Year	Comment
Viable Resources	Pre 1981	Assembled land package.
Freeport Exploration Company	1981–1983	Joint venture (JV) and lease agreement with Viable Resources
St. Joe	1984	JV with Viable.
		Conducted drilling program on Richmond Hill deposit breccia body.
	1985–1986	Conducted drilling programs on Richmond Hill deposit and property.
	1987–1988	Richmond Hill and Turnaround deposits permitted for mining.
Bond Gold	1988	Acquired St. Joe gold division.
		Developed Richmond Hill as an open-cut heap leach operation. Conducted drilling with discovery at Cleveland.
LAC Minerals	1989	Acquired Bond Gold and continued work through Bond.
	1990–1991	Conducted drilling programs on multiple prospects with positive results at MW3.
	1993	Final exploration activities at the site.
Homestake	1994	Chism Gulch Drilling
Barrick Gold	1994	Acquired LAC Minerals.
Coeur Mining Inc.	2019–2020	Optioned property from Barrick Gold and conducted drilling program.
	2021	Terminated property option.
Dakota Territory Resources	2021	Dakota Territory Resources optioned Property.
Dakota Gold	2022–2024	Dakota Gold formed from merger of Dakota Territory and JR Resources.

8.2	Procedures for Historical Drilling Programs from 1981 to 1994

8.2.1	Freeport (1981-1983)

Freeport completed 30 conventional rotary drill holes and submitted samples of varying lengths to an unknown laboratory for gold and silver analyses. As there are no supporting laboratory certificates, these samples were excluded from the database for the Project.

8.2.2	St. Joe, Bond Gold, and Homestake (1984-1994)

8.2.2.1	Drilling Program

St. Joe, Bond Gold (while independently operated), Bond Gold (while owned by LAC), and Homestake completed multiple RC and core-drilling programs on various prospective areas across the Project area. Separate drill-hole numbering series were used for each prospect area and were sequentially carried on between program operators. There are no core or pulp samples available from these drilling programs. In all, 951 drill holes were completed for which information is available. The number of these holes in the final database is 836.

8.2.2.2	Sampling, Sample Preparation, Analysis, and Security

The first four core holes drilled in 1984 at Richmond Hill were shipped in their entirety to a metallurgical laboratory in Viburnum, Missouri, for testwork. The core was crushed to 0.75 inches, split to obtain representative samples, prepared, then analyzed. Core from later holes was cut lengthwise, one-half was kept for reference at St. Joe’s field office, and the other half sampled in 5 ft. intervals, and shipped for preparation and analyses.

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Dry RC drilling chips were sampled in 5 ft. intervals and split on site under supervision of company geologists to create two samples of equal weight. One of these samples was shipped for preparation and analyses, and the other sample stored for reference at the company’s field office. When water was encountered, it was used during drilling, which necessitated using a wet splitter to split samples down to a manageable size. Samples were then dried and split into two samples, and one was sent for preparation and analysis.

Most of the samples were shipped to Bondar-Clegg laboratory in Lakewood, Colorado, and assayed there or at the Bondar-Clegg laboratory in North Vancouver, B.C. The security procedures used for the shipments are not known. Bondar-Clegg was independent of St. Joe and Bond Gold, and was acquired by ALS Limited in 2002. It is not known if Bondar-Clegg had any accreditations at the time the analytical work was completed between 1984 and 1993. A small number of samples were sent to Nevada GSI laboratory in Sparks, Nevada. The history of this laboratory is not known with regards to independence and accreditations.

Sample preparation procedures followed a standard industry process of taking submitted samples through successive stages of reducing particle sizes and weights to obtain representative subsamples for assaying. Procedures comprised drying, crushing (jaw or rolls), splitting (riffle), pulverizing (spindle, plate, bowl), splitting (scoops), and analyses. Based on IMC file data, the standard Bondar-Clegg sample preparation consisted of drying the sample, crushing to ¾ inch with a jaw crusher and crush to 75% passing -10 mesh with a cone crusher. A 250 g split was pulverized for analysis. No details are available regarding sample preparation procedures used by Nevada GSI.

Gold assays were conducted by Bondar-Clegg and Nevada GSI using 1-assay-ton samples; fusing using a standard lead collector fire assay; cupelling of the lead button to obtain a gold–silver bead; removing silver by a mixture of nitric and hydrochloric acids; weighing of the final gold-only bead by a gravimetric balance; and reporting results in ounces per ton, with lower detection limits (LDL) of 0.001, 0.002. or 0.0025. There were no over-limit analyses for gold.

Silver analyses conducted by Bondar-Clegg and Nevada GSI were determined using 10 gram samples, dissolving samples with a mixture of hot nitric and hydrochloric acids (aqua regia), instrument reading using atomic absorption spectroscopy (AAS), and reporting of results in parts per million with LDLs of 0.1 or 0.2 ppm. Samples with results over 30 ppm Ag were re-assayed, and results were reported in ounces per ton for Bondar-Clegg or parts per million for Nevada GSI.

Most of the assay certificates are available and were used to check against the existing database.

There is no information available for Homestake sampling or analytical procedures. However, the area drilled by Homestake was also extensively drilled by Dakota Gold during their 2024 campaign.

8.2.2.3	Quality Assurance and Quality Control Procedures

Current industry standard QA/QC programs were not part of any of the drilling completed by St. Joe, Bond Gold, and Homestake from 1984 to 1994, which is not unusual for that era of exploration work.

However, St. Joe and Bond Gold did employ three types of check assays with their drilling programs: first on 10% of the original samples using the same pulps at Bondar-Clegg; second were third splits the company took every 50 ft. of drilling in the field and submitted to Bondar-Clegg; third were random checks done at Skyline Labs (Skyline), Tucson, Arizona (St. Joe, 1986). In addition, the first 20 holes included splits taken by the company and submitted to Bondar-Clegg and Cone Geochemical Lab in Denver, Colorado (Cone).

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Skyline was independent of St. Joe, Bond Gold, and Lac Minerals. It is not known if Skyline had any accreditations at the time the analytical work was completed; however, it is currently accredited under ISO 17025:2017. Cone was a highly regarded testing facility and was independent of St. Joe, Bond Gold, and Lac Minerals. It is not known if there were any applicable accreditations.

Pulp samples submitted to Skyline and Cone for checking gold assays used the following procedure: 1-assay-ton samples; fusing using a standard lead collector fire assay; cupelling of the lead button to obtain a gold–silver bead; removing silver by a mixture of nitric and hydrochloric acids; instrument reading using an AAS; and reporting of results in parts per million.

A check was conducted by IMC by pairing up 10 ft. composites from the St. Joe/Bond Gold, and Homestake drilling with the Dakota Gold drilling. At a maximum separation distance of 30 ft. there were 484 composite pairs. The mean gold grade of the St. Joe/Bond Gold/Homestake data was 0.025 oz/t versus 0.021 oz/t for the Dakota Gold drilling. Examining a binomial statistic, the St. Joe/Bond/Homestake drilling was higher than the Dakota Gold drilling for 251 of the composite pairs and the Dakota Gold composite was higher for 233 of the pairs. This difference of 19 pairs passes a hypothesis test at the 95% level of confidence; the critical value for the statistic is 44 pairs. This indicates the two populations are similar with no evident biases.

8.3	Procedures for Drilling Programs from 2019 to 2020

8.3.1	Drilling Programs

Coeur (Wharf Division) completed two drilling campaigns comprising 75 RC holes (R19R-4674 to 4683 and R20R-4684 to -4747). Seventy-four of the holes are included in the final database for the Project; one was excluded due to missing downhole survey information. There are no core or pulp samples available from these drilling programs. The Coeur drilling was concentrated in the north of the deposit area in the Chism Flat, MW3 East, and Cole Creek areas.

8.3.2	Sampling, Sample Preparation, Analysis, and Security

RC drilling chips were sampled in 10 ft. intervals, and a total of 2,721 samples were collected. Samples were initially shipped to Bureau Veritas Metals and Minerals in Vancouver; later the shipping was switched to Sparks, Nevada. The security procedures used for the shipments are not known. Bureau Veritas is independent of Coeur and Dakota Gold and is accredited under ISO/IEC 17025:2017.

Sample preparation procedures followed a standard industry process of taking submitted samples through successive stages of reducing particle sizes and weights to obtain representative subsamples for assaying. Procedures comprised drying if required, crushing to 70% passing (P70) 2 mm (jaw), splitting of 1 kg (riffle), pulverizing to P85 200 mesh (bowl), splitting 30 g (scoops), and analysis.

Gold assays (code FA430) were conducted using 30 g samples; fusing using a standard lead collector fire assay; cupelling of the lead button to obtain a gold-silver bead; removing silver by a mixture of nitric and hydrochloric acids; instrument reading using an AAS; and reporting results in ounces per ton with an LDL of 0.0001. There were no over-limit analyses for gold.

Silver analyses (code AQ300) were determined as part of a multielement suite using 0.5 g samples; dissolving samples with a mixture of hot nitric and hydrochloric acids (aqua regia); instrument reading using an inductively couple plasma–emission spectroscopy (ICP–ES); and reporting results in ounces per ton with an LDL of 0.009. Samples with results over 30 ppm Ag were re-assayed, and results were reported in ounces per ton.

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Gold and silver analyses (code CN401) were also conducted by cyanide leach using 15 g samples; dissolving samples with 30 ml of reagent; instrument reading using an AAS; and reporting results in ounces per ton with an LDL of 0.001. As of the Report date, the Coeur gold and silver cyanide soluble assays are not in the official database.

8.3.3	Quality Assurance and Quality Control Procedures

Current industry standard QA/QC programs were not part of the drilling completed by Coeur from 2019 to 2020.

Approximately 10% of samples were sent for checking to McClelland Laboratories, Inc., in Reno, Nevada. McClelland is independent of Coeur and is accredited under ISO/IEC 17025:2017. Pulp samples submitted to McClelland for checking gold assays used the following procedure: 1-assay-ton samples; fusing using a standard lead collector fire assay; cupelling of the lead button to obtain a gold–silver bead; removing silver by a mixture of nitric and hydrochloric acids; instrument reading using an AAS; and reporting results in ounces per ton with an LDL of 0.001. There were no over-limit analyses for gold.

There is not much spatial overlap between the Coeur drilling and the other drilling campaigns. A check was conducted by pairing up 10 ft. composites from the St. Joe/Bond Gold drilling with the Coeur drilling. At a separation distance of 30 ft. there were only 58 composite pairs. The mean gold grade of the Coeur drilling is 0.012 oz/t versus 0.008 oz/t for the St. Joe/Bond Gold data. Examining a binomial statistic, the St. Joe/Bond drilling is higher than the Coeur drilling for 21 of the composite pairs and the Dakota Gold composite is higher for 33 of the pairs, and they are the same value for 4 pairs. This difference of 12 pairs passes a hypothesis test at the 95% level of confidence; the critical value for the statistic is 16 pairs.

Comparing the Coeur drilling with the Dakota Gold drilling resulted in 27 composite pairs at a 30 ft. separation distance. The mean gold grade of the Coeur drilling was 0.005 oz/t versus 0.009 oz/t for the Dakota Gold drilling. The Coeur composite is higher for 10 of the pairs and the Dakota Gold composite is higher for 17 of the pairs. This difference of 7 pairs passes a hypothesis test at the 95% level of confidence; the critical value for the statistic is 11 pairs.

Though the available data is sparse, the Coeur is comparable with the other drilling campaigns. There is no evidence of a bias between the various drilling programs.

8.4	Procedures for Drilling Programs from 2022 to 2024

8.4.1	Drilling Programs

Dakota Gold completed three drilling campaigns comprising 148 core holes: RH22C-001 to -0013, RH23C014 to -058, and RH23C-059 to RH24C-147 (including RH24C-088 and RH24C-088A). There were four additional holes drilled in 2024, but they were not available in time to be included in this mineral resource update.

8.4.2	Sampling, Sample Preparation, Analysis, and Security

Core was cut in half lengthwise along one side of the logging orientation line, and halves were stacked vertically for adequate drainage prior to sampling. Sample lengths varied based on geological criteria and averaged roughly 5 ft. One-half of the core from each sample interval was kept for reference, and the other half was placed in a smaller prenumbered polyweave sample bag. Multiple smaller bags were placed together in larger polyweave sample bags that were sealed using numbered ziplock tags, and the larger polyweave bags were placed into numbered shipping bins. Each bin was accompanied by a sample shipment form and sent for preparation and analysis. Initially a secure company truck shipped samples to ALS in Twin Falls, Idaho; later tracked shipments used FedEx secure transportation to ALS in Winnipeg, Manitoba.

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ALS is independent of Dakota Gold and is accredited under ISO/IEC 17025:2017 for selected analytical techniques. Sample preparation procedures followed a standard industry process of taking submitted samples through successive stages of reducing particle sizes and weights to obtain representative subsamples for assaying. Procedures comprised drying, crushing to P70 −2 mm (jaw), splitting of 250 g (riffle), pulverizing to P85 −75 μm (bowl), splitting (scoops), and analyses.

Gold assays (code Au-AA23) were conducted using 30 g samples; fusing using a standard lead collector fire assay; cupelling of the lead button to obtain a gold-silver bead; removing silver by a mixture of nitric and hydrochloric acids; instrument reading using an AAS; and reporting results in parts per million with an LDL of 0.005. There were no over-limit analyses for gold.

Silver analyses (code ME-MS61) were determined as part of a multielement suite using 1 g samples; dissolving samples with a four-acid digestion; instrument reading using an inductively coupled plasma-emission spectroscopy (ICP-ES), and reporting results in ppm with a LDL of 0.01 ppm. Samples with results greater than 100 ppm were reanalyzed, and results were reported in parts per million with an LDL of 1 ppm (Ag-OG62).

Gold analyses (code Au-AA13) were also conducted by cyanide leach using 30 g samples; dissolving samples with 30 ml of reagent; instrument reading using an AAS; and reporting results in parts per million with an LDL of 0.03.

8.4.3	Quality Assurance and Quality Control Procedures

8.4.3.1	Sample Preparation

Dakota inserted certified reference materials (CRM), blanks (BLK), and duplicates (DUP) into the batches of samples to be submitted for analyses using the following procedures.

CRMs were purchased commercially in bulk from Klen International Pty Ltd, and from Rocklabs (a division of Scott Automation). Twenty-three separate CRMs were used, with grades ranging from 0.453 to 14.6 ppm, and those up to 2.715 ppm were most commonly used. CRMs were chosen based on the character of mineralization (oxide or sulfide) and lithology. Approximately 200 g were manually transferred to tin-top-sealed kraft bags, then placed in plastic ziplock bags for protection.

Most of the BLKs comprised locally obtained coarsely crushed marble at a nominal value of 0.005 ppm Au. Approximately 1 to 2 kg was manually transferred to polyweave sample bags similar to those used for routine core samples. About 4% of the BLKs were a locally sourced rhyolite.

DUPs comprised field material, crushed material, and pulverized material. Sample duplicates (SDP) were obtained from quarter-core splits of the parent core sample; crushed duplicates (CDP) from a 50% split of the crushed parent sample; and pulp duplicates (PDP) from a 50% split of the pulverized parent sample.

CRMs and BLKs were inserted after roughly every 11th routine sample, alternating between the two, although this sometimes varied depending on mineralization. A sequence of DUPs comprising one SDP, one CDP, and one PDP, was inserted after roughly every 36th routine sample.

The same consecutive numbering sequence was used for the core and quality control (QC) samples. CRMs and BLKs were inserted at an overall rate of approximately 5% for each sample type; SDPs, CDPs, and PDPs were inserted at roughly 3% for each sample type.

The QA/QC data based reviewed by IMC consisted of 1,828 CRMs, 1071 BLKs, 129 SDPs, 127 CDPs, and 127 PDPs.

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8.4.3.2	Blanks

The QA/QC database included 1701 BLKs. This amounts to about 5.3% of the Dakota Gold sample intervals. Most of the gold assays were at, or near, the detection limit of 0.005 ppm. Only nine of the samples were greater than or equal to 0.02 ppm (0.0006 oz/t). The highest gold assay was 0.064 ppm (0.0018 oz/t). These are excellent results, indicating minimal contamination from higher grade samples during sample preparation.

The results for silver were also good. Only five of the samples were greater than or equal to 0.5 ppm (0.015 oz/t) and the highest assay was 1.07 ppm (0.031 oz/t). In particular, the rhyolite material used for a blank appears to have silver above detection limits.

8.4.3.3	Certified Reference Materials (Standards)

The QA/QC database included 1828 CRM samples. This amounts to about 5.7% of the Dakota Gold sample intervals. The top 6 most utilized CRMs amounted to 70% of the data.

Figure 8-1 shows the control chart for gold for OXE182. The certified mean and standard deviation gold values are 0.663 ppm and 0.012 ppm respectively. The control line for the mean (red), +2 standard deviations (green), and +3 standard deviations (magenta) are shown on the chart.

There are 301 samples for this CRM of which 28 (9.3%) are outside the 2 standard deviation limits and 10 (3.3%) are outside of the 3 standard deviation limits.

Dakota Gold used CRM tolerance limits of +2 standard deviations and +8% of the certificate mean value to assess laboratory performance. Only the two low values on the right side of the chart are outside the +8% control limits.

Figure 8-2 shows the control chart for gold for OXD183. The certified mean and standard deviation gold values are 0.453 ppm and 0.008 ppm respectively. There are 276 samples for this CRM of which 30 (10.8%) are outside the 2 standard deviation limits and 8 (2.9%) are outside of the 3 standard deviation limits. Only 1 of the samples is outside the +8% of the certified mean value.

Figure 8-3 shows the control chart for gold for SJ121. The certified mean and standard deviation gold values are 2.715 ppm and 0.062 ppm respectively. There are 253 samples for this CRM of which 12 (4.7%) are outside the 2 standard deviation limits and 6 (2.4%) are outside of the 3 standard deviation limits. Four of the 6 samples are less than 2 ppm and are not shown on the chart. The assay values were 1.01, 0.995, 0.448, and 0.0025 ppm. It seems that these may have been labeled incorrectly for insertion into the assay stream. The 0.448 ppm gold assay is likely OXD183; the silver assay is also consistent with that CRM. The 0.995 ppm sample is likely SG115; the silver assay is consistent with that. The 0.0025 ppm sample is probably BLK. The 1.01 ppm assay is also consistent with CRM SG115, but there was not a silver assay for that sample. Only 1 of the samples shown on the chart is outside the +8% of the certified mean value limit.

Figure 8-4 shows the control chart for gold for SG115. The certified mean and standard deviation gold values are 1.017 ppm and 0.015 ppm respectively. There are 213 samples for this CRM of which 50 (23.4%) are outside the 2 standard deviation limits and 32 (15.0%) are outside of the 3 standard deviation limits. This is a large number of samples outside of the control limits. It seems possible that the certified standard deviation of 0.015 ppm is lower than the actual value. Thirteen samples are outside the +8% of the certified mean value limit.

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Figure 8-5 shows the control chart for gold for Si96. The certified mean and standard deviation gold values are 1.801 ppm and 0.031 ppm respectively. There are 137 samples for this CRM of which 13 (9.5%) are outside the 2 standard deviation limits and 6 (4.4%) are outside of the 3 standard deviation limits. There is one sample of 1.075 ppm gold that is not shown on the chart. There is a good chance that this was a mis-labeled sample. It did not have a silver assay to assist in correlating it with a different standard. Two of the samples on the chart are outside the +8% of the certified mean value limit.

The results of the assays for CRMs are good. The number of samples outside of the +3 standard deviation control limits are typical for gold assays on CRMs.  Also, there are relatively few samples outside of the +8% of the mean control limits.

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Figure 8-1: Control Chart for CRM OXE182 Gold Assays

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Figure 8-2: Control Chart for CRM OXD183 Gold Assays

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Figure 8-3: Control Chart for CRM SJ121 Gold Assays

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Figure 8-4: Control Chart for CRM SG115 Gold Assays

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Figure 8-5: Control Chart for CRM Si96 Gold Assays

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8.4.3.4	Check Assays

As discussed in Section 8.4.3.1, Dakota Gold conducted three types of duplicate samples for their drilling program:

•	Pulp duplicate: a check assay using the same pulp as the original sample.

•	Crusher duplicate: an additional pulp is developed from the course crushed material.

•	Sample duplicate: a quarter of the original drill core is submitted as a check sample.

Figure 8-6 presents results for the pulp duplicates versus the original assays. The top graph is an xy plot of the data. All the samples cluster relatively closely to the 1:1 line plotted on the graph. They are also relatively evenly distributed above and below the line indicating there is no apparent bias in the results.

The middle graph is a %HRD (Half Relative Deviation) plot of the data. Each point of the x-axis is the average of the original and pulp duplicate for each sample pair. The y-axis represents half of the difference in the assay pairs as a percentage of the mean value of the pair. It is a positive value when the check assay is higher than the original assay. For %HRD plots there are typically high relative errors at low values, particularly near detection limits. The table at the bottom shows that for all data there are 127 sample pairs with a mean gold grade of 0.443 ppm for the original assay and 0.441 ppm for the check assay. The average %HRD value for the sample pairs in 0.26% and is an estimate of bias. There is negligible bias between the original samples and the pulp checks. The table at the bottom shows results for assay pairs greater than 0.1 ppm to filter the lowest sample pairs. It also shows results for assay pairs above and below 0.5 ppm.

%HARD (Half Absolute Relative Deviation) is derived from taking the absolute value of the %HRD values and averaging them. This is a measure of assay precision. For all data this is interpreted that any one assay is estimated to be +5.56% of the true value. Precision is better (lower %HARD value) for assays above 0.1 and 0.5 ppm.

These are good results, showing it is relatively easy to replicate assays. This implies relatively fine-grained gold particles that are relatively easy to sample.

Figure 8-7 presents results for the crusher duplicate versus the original assays. The xy plot shows good results with the assays clustered relatively closely to the 1:1 line and relatively evenly distributed above and below the line.

The %HRD graph and the table show that for the 127 sample pairs the %HRD (bias) is 0.35% and the %HARD (precision) is 5.04%, i.e. any one assay can be expected to be within 5% of the true value. This is a slightly better precision (lower number) than the estimate for the pulp data. Normally it would be expected that the pulp check assays would have better precision than the crusher checks. However, the difference is the results is not material.

Figure 8-8 presents results for the sample duplicate versus the original assays. The xy plot results are good, though there is more scatter in the data. This is expected since the duplicate sample is based on a quarter split of the original core. The %HARD estimate for all data is 9.77% meaning any one assay can be expected to be within 9.77% of the true value.

This is a very good result for a sample duplicate, especially in the case where the duplicate was a quarter core instead of the half core sample the original sample was based on. The reduction in the sample size is expected to add variability to the assay result.

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8.5	Summary

The QP for this section is of the opinion that the procedures for sampling, sample shipping, sample preparation, and for analyzing gold and silver for the 1984 to 2020 drilling programs followed acceptable standard analytical laboratory procedures available at the time the work was completed. Although current industry standard QA/QC monitoring programs were not part of these drilling programs, the historical drilling data are acceptable for geological and resource modeling. A comparison of the St. Joe/Bond Gold data with Dakota Gold data for 10 ft. composites within 30 ft. of each other indicates the St. Joe/Bond Gold drilling data are sufficiently similar to current Dakota Gold drilling data. There is not much overlap between the Coeur drilling and the other drilling campaigns, but comparisons of composite pairs that are relatively close indicate the Coeur drilling data is similar to the St. Joe/Bond Gold data and also the Dakota Gold data.

The QP Is of the opinion that for the 2022 to 2024 Dakota Gold drilling programs, the procedures used for sampling, sample shipping, sample security, sample preparation, analyzing gold and silver, and QA/QC monitoring are appropriate for obtaining reliable data that is acceptable for geological and resource modeling.

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Original Gold Assay versus Pulp Duplicate
Duplicate Gold (ppm)
Original Gold (ppm)

%HRD (Bias) vs Avg Gold Grade - Pulp Duplicates
%HRD
Avg Gold (ppm)
%HRD

Description			No. of Samples	AU_Orig (ppm)	AU_PDup (ppm)	% Diff	%HARD (Precision)	%HRD (Bias)
All Assays			127	0.443	0.441	-0.62%	5.56%	0.26%
Assays >	0.1	g/t	86	0.639	0.635	-0.58%	3.42%	0.14%
Assays >	0.5	g/t	31	1.324	1.313	-0.88%	4.26%	-0.72%
Assays <	0.5	g/t	96	0.159	0.159	0.10%	5.98%	0.58%

Figure 8-6: Original Gold Assay versus Pulp Duplicate

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Original Gold Assay versus Crusher Duplicate
Duplicate Gold (ppm)
Original Gold (ppm)
0
0.5
1
1.5
2
2.5
3
3.5
4
4.5
5
5.5
6

%HRD (Bias) vs Avg Gold Grade - Crusher Duplicates
%HRD
Avg Gold (ppm)
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
-50.0%
%HRD

Description			No. of Samples	AU_Orig (ppm)	AU_CDup (ppm)	% Diff	%HARD (Precision)	%HRD (Bias)
All Assays			127	0.443	0.440	-0.66%	5.04%	0.35%
Assays >	0.1	g/t	86	0.639	0.634	-0.68%	3.37%	0.29%
Assays >	0.5	g/t	31	1.324	1.307	-1.29%	4.22%	-1.01%
Assays <	0.5	g/t	96	0.159	0.160	1.01%	5.31%	0.79%

Figure 8-7: Original Gold Assay versus Crusher Duplicate

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Original Gold Assay versus Sample Duplicate
Duplicate Gold (ppm)
Original Gold (ppm)

%HRD (Bias) vs Avg Gold Grade - Sample Duplicates
%HRD
Avg Gold (ppm)
%HRD

Description			No. of Samples	AU_Orig (ppm)	AU_SDup (ppm)	% Diff	%HARD (Precision)	%HRD (Bias)
All Assays			129	0.444	0.452	1.76%	9.77%	-1.51%
Assays >	0.1	g/t	88	0.636	0.648	1.92%	8.68%	-0.36%
Assays >	0.5	g/t	32	1.312	1.352	3.08%	10.70%	-1.32%
Assays <	0.5	g/t	97	0.158	0.155	-1.86%	9.47%	-1.57%

Figure 8-8: Original Gold Assay versus Sample Duplicate

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9	Data Verification

9.1	Drillhole Sampling Data

The sampling data was verified by comparing the database entries with assay certificates or other available data listings for a representative portion of the data. The drilling data can be separated into three groups:

•	Dakota Gold drilling from 2022 to the present.

•	Coeur drilling from 2019 to 2020.

•	St. Joe, Bond Gold, LAC, and Homestake drilling 1984 to 1994.

9.1.1	Dakota Gold Drilling

The Dakota holes in the database were compared with assay certificates for 19 holes, as shown in the upper portion of Table 9-1. This represents about 13% of the Dakota Gold holes. Certificates were available for all the requested holes. There were no errors for gold or silver assays versus the certificates for the holes reviewed.

9.1.2	Coeur Drilling

The Coeur holes in the database were compared with assay certificates for six holes, as shown in the lower portion of Table 9-1. This represents about 8% of the 74 Coeur holes. Certificates were available for all the requested holes. There were no errors for gold or silver assays versus the certificates for the holes reviewed. The Coeur drilling was reverse circulation (RC) drilling and the sample length was 10 ft., so there tends to be fewer samples per hole than the Dakota Gold and St. Joe/Bond Gold drilling.

9.1.3	St. Joe/Bond Gold, LAC and Homestake Drilling

Assay certificates were requested for 57 of the holes. This represents about 7% of the 836 legacy holes drilled between 1984 to 1994. Table 9-2 summarizes the results of the comparisons for gold. The following is noted:

•	Complete assay certificates were available for 35 of the holes. Most of the assays were done by Bondar-Clegg, though two of the holes were assayed by Nevada GSI, Inc.

•	There were 16 holes without certificates, but did have data printouts that showed the database as of 1990. These show that there has been no tampering with the database since the time of the printouts. Some of these holes were assayed at an internal Bond Gold laboratory on the Property.

•	There were four holes, CV-90-43, RH-86-92, RCM-19, and RCM-5 with no available certificate data.

•	There were two holes, RH-85-52 and TT-90-51 with only partial certificate data available.

There were three large errors in the data that were due to missing decimal points in the data entry. These were corrected. Other than these, there were no other assays in the data that were over 1 oz/t gold. There were also nine smaller discrepancies encountered. These are mostly due to re-assays inserted into the database to replace original values. For RH-84-3 there are certificates for check assays performed by Cone Geochemical and some Bondar-Clegg repeat assays.

Table 9-3 summarizes the results for silver. The April 2024 Technical Report did not include mineral resources for silver and it is assumed the silver database has not been previously verified. The silver assays generally compared well with the assay certificates, or the 1990 printouts for holes without certificates. However, there were also some significant (order of magnitude errors). The most significant errors, in holes CC-87-55 and CV-90-39, were due to missing decimal places in the data entry and resulted in erroneous values exceeding 1000 ppm.

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As a result of the errors encountered, all the remaining assays in the St. Joe/Bond Gold data greater than 1000 ppm were verified with certificates. This was six additional assays, of which five were incorrect. There is only one legitimate silver assay above 1000 ppm in the data, an assay of 1139 ppm in hole MW3-90-152.

Silver assays were not done for about eight of the holes that were reviewed.

9.1.4       Other Reviews

As discussed in Section 8.2.2.3 and 8.3.3, 10 ft. drillhole composites from the various drilling campaigns were compared at separation distances up to a maximum of 30 ft. The comparisons indicated a good comparison of Dakota Gold drilling data with St. Joe/Bond Gold data. Comparison of Coeur drilling with Dakota Gold and St. Joe/Bond Gold drilling also indicated reasonable results, though there is not a lot of spatial overlap of the Coeur drilling with the other campaigns. The drilling data was reviewed in detail on cross sections.

Drillhole collars were also checked against topography. With the significant topographic relief at the Richmond Hill site, mis-located drill holes should stand out on the sections. No significant issues were noted.

It is the opinion of the QP for this section that the Richmond Hill assay database is adequate for the estimation of mineral resources and mineral reserves.

Table 9-1: Comparison of Assay Certificates with Database for Dakota and Coeur Drilling

	No. of	Sample Number Range				Assay Discrepancies
Hole Id	Samples	Begin	End	Assay Lab	Certificate?	Major	Minor	Comments
Dakota Drilling:
RH22C-004	578	E591334	E591970	ALS	Y			No errors for Dakota gold or silver assays versus
RH 22C-005	590	E585001	E585648	ALS	Y			certificates for any of the holes reviewed.
RH22C-006	787	E585650	E586525	ALS	Y
RH23C-014	483	H590118	H590705	ALS	Y
RH23C-016	227	C818002	C818267	ALS	Y
RH23C-017	348	H590706	H591118	ALS	Y
RH23C-021	498	C818270	H591541	ALS	Y
RH23C-031	415	C822295	K050254	ALS	Y
RH23C-034	409	K052001	K052455	ALS	Y
RH23C-039	378	K055651	K056070	ALS	Y
RH23C-063	278	K053680	H780398	ALS	Y
RH24C-083	93	H765147	H765255	ALS	Y
RH24C-091	33	H788549	H788584	ALS	Y
RH24C-101	86	H788851	H788947	ALS	Y
RH24C-105	78	H766145	H766229	ALS	Y
RH 24C-114	35	H789527	H789565	ALS	Y
RH24C-123	41	H774671	H774715	ALS	Y
RH 24C-132	68	K591049	K591123	ALS	Y
RH24C-141	63	K591266	K591335	ALS	Y
Coeur Drilling:
R19R-4678	42	24956	25004	Bureau Veritas	Y			No errors for Coeur gold or silver assays versus
R20R-4690	72	25581	25666	Bureau Veritas	Y			certificates for any of the holes reviewed.
R20R-4702	72	26269	26354	Bureau Veritas	Y
R20R-4729	42	27287	27335	Bureau Veritas	Y
R20R-4743	70	27759	27839	Bureau Veritas	Y
R20R-4745	60	27914	27982	Bureau Veritas	Y

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Table 9-2: Comparison of Assay Certificates with Database for Legacy Drilling – Gold

	No. of	Sample Number Range				Assay Discrepancies
Hole Id	Samples	Begin	End	Assay Lab	Certificate?	Major	Minor	Comments
Legacy Drilling:
BZ-92-21	200	306901	307100		No, Note 1.	1		Sample 306964, 0.004 opt entered as 4 opt
CC-86-11	60	30081	30140	Bondar-Clegg	Y
CC-86-16	76	30491	30566	Bondar-Clegg	Y
CC-87-55	76	59601	59676	Bondar-Clegg	Y
CCH-89-8	104	76661	76764	Bondar-Clegg	Y
CP-86-2	83	40101	40183	Bondar-Clegg	Y
CV-88-4	88	62171	62258	Bondar-Clegg	Y
CV-89-19	89	74571	74659	Bondar-Clegg	Y
CV-89-23	100	78491	75080	Bondar-Clegg	Y
CV-90-39	69	78351	78419	Bondar-Clegg	Y
CV-90-43	81	86201	86281	No Data	No			No certificate data provided
DB-91-6	59	302851	302909		No, Note 1.
EB-91-4	68	306421	306488		No, Note 1.
HE-91-2	131	303881	304011		No, Note 1.	1		Sample 303984, 0.002 opt entered as 2 opt
HI-88-2	139	66351	66489	Bondar-Clegg	Y
HW86-4	100	45731	45830	Bondar-Clegg	Y
LP-86-10	70	41501	41570		No, Note 1.
MW3-88-6	90	61091	61180	Bondar-Clegg	Y
MW3-90-17	51	77891	77941	Bondar-Clegg	Y
MW3-90-33	74	80181	80254	Nevada GSI, Inc	Y
MW3-90-45	65	87321	87385		No, Note 1.
MW3-90-115	79	98331	98409		No, Note 1.
MW3-90-135	55	99461	99515		No, Note 1.
MW3-90-136	70	99521	99590		No, Note 1.
MW3-90-151	30	92271	92300	Bondar-Clegg	Y
MW3-90-152	34	92311	92344	Bondar-Clegg	Y
MW3-90-155	51	92431	92481	Bondar-Clegg	Y
MW3-90-22	56	79781	79836		No, Note 1.
MW3-90-52	75	80671	80745		No, Note 1.
MW3-90-93	129	91561	91689	Nevada GSI, Inc	Y			No certificate data for first 13 samples.
PG-88-1	112	62341	62452		No, Note 1.
PG-91-13	91	305001	305091		No, Note 1.
RCM-19	18	2473	2490		No			Only data provided was Excel spreadsheet.
RCM-5	30	2150	2179		No			Only data provided was Excel spreadsheet.
RH-84-3	70	20541	20610	Bondar-Clegg	Y		6	Some Cone check assays and BC repeats included.
RH-84-16	70	22741	22810	Bondar-Clegg	Y
RH-84-18	70	23031	23100	Bondar-Clegg	Y		3	Sample 23035, 0.222 opt on certificate, 0.201 opt in database. Sample 23058, 0.047 opt on certificate, 0.036 opt in database. Sample 23072, 0.055 opt on certificate 0.064 opt in database.
RH-85-52	109	26701	51759	Bondar-Clegg	Partial			No errors, but also no certificate data for bottom half of hole.
RH-85-66	60	28631	28690	Bondar-Clegg	Y
RH-86-75C	74	N.A.	N.A.		No, Note 1.			From 44 to 49 ft, 0.008 opt entered as 8 opt.
RH-86-92	68	42811	42878	No Data	No			No certificate data provided
RH-86-102	70	43091	43160	Bondar-Clegg	Y	1
RH-86-108	100	41221	49826		No, Note 1.
RH-86-123C	372	54201	55572	Bondar-Clegg	Y
RH-87-128C	197	55791	55988	Bondar-Clegg	Y
RH-91-168	87	303541	303627		No, Note 1.
RHN-90-7	121	85591	85711	Nevada GSI, Inc	Y
RP-85-2	68	33581	33648	Bondar-Clegg	Y
TA-85-2	80	35221	35399	Bondar-Clegg	Y
TA-86-21	88	39031	39118	Bondar-Clegg	Y
TA-86-26	52	41291	41342	Bondar-Clegg	Y
TT-85-11	60	35051	35110	Bondar-a egg	Y
TT-85-2	70	28441	28510	Bondar-a egg	Y
TT-86-24	64	51511	51574	Bondar-Clegg	Y
TT-90-47	100	77121	77220	Bondar-Clegg	Y
TT-90-51	95	30101	30195	Bondar-Clegg	Partial			Certificate only available for 44 of the samples.
WD-87-16	96	58401	58496	Bondar-Clegg	Y
Note 1. Data compared with historical data printout from Bond Gold.

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Table 9-3: Comparison of Assay Certificates with Database for Legacy Drilling – Silver

	No. of	Sample Number Range				Assay Discrepancies
Hole Id	Samples	Begin	End	Assay Lab	Certificate?	Major	Minor	Comments
Legacy Drilling:
BZ-92-21	200	306901	307100		No, Note 1.			No silver assays in database.
CC-86-11	60	30081	30140	Bondar-Clegg	Y
CC-86-16	76	30491	30566	Bondar-Clegg	Y	1		Sample 30557, 6.2 ppm on certificate, 27.77 ppm in database.
CC-87-55	76	59601	59676	Bondar-Clegg	Y	2		Sample 59646, 3.1 ppm on certificate, 3120 ppm in database.
								Sample 59665, 2.0 ppm on certificate, 19.89 ppm in database.
CCH-89-8	104	76661	76764	Bondar-Clegg	Y
CP-86-2	83	40101	40153	Bondar-Clegg	Y
CV-88-4	88	62171	62258	Bondar-Clegg	Y
CV-89-19	89	74571	74659	Bondar-Clegg	Y
CV-39-23	100	78491	75030	Bondar-Clegg	Y
CV-90-39	69	78351	75419	Bondar-Clegg	Y	2		Sample 78365, 2.8 ppm on certificate, 2811 ppm in database.
								Sample 78404, 1.8 ppm on certificate, 18.18 ppm in database.
CV-90-43	81	86201	86281	No Data	No			No certificate data provided
DB-91-6	59	302851	302909		No, Note 1.			No silver assays in database.
EB-91-4	68	306421	306488		No, Note 1.			No silver assays in database.
HE-91-2	131	303881	304011		No, Note 1.			No silver assays in database.
HI-88-2	139	66351	66489	Bondar-Clegg	Y
HW-86-4	100	45731	45830	Bondar-Clegg	Y
LP-86-10	70	41501	41570		No, Note 1.
MW3-88-6	90	61091	61130	Bondar-Clegg	Y			No certificate data for first 9 samples.
MW3-90-17	51	77891	77941	Bondar-Clegg	Y	1		Database has 50 ppm (upper limit), 3.53 opt re-assay (121 ppm).
MW3-90-33	74	80181	80254	Nevada GSI, Inc	Y
MW3-90-45	65	87321	87385		No, Note 1.
MW3-90-115	79	98331	98409		No, Note 1.
MW3-90-135	55	99461	99515		No, Note 1.
MW3-90-136	70	99521	99590		No, Note 1.
MW3-90-151	30	92271	92300	Bondar-Clegg	Y
MW3-90-152	34	92311	92344	Bondar-Clegg	Y
MW3-90-155	51	92431	92481	Bondar-Clegg	Y
MW3-90-22	56	79781	79836		No, Note 1.
MW3-90-52	75	80671	80745		No, Note 1.			No silver assays in upper half of hole.
MW3-90-93	129	91561	91689	Nevada GSI, Inc	Y	1		Sample 91677, 2.0 ppm on certificate, 23.04 ppm in database. No certificate data for first 13 samples.
PG-88-1 PG-91-13 RCM-19 RCM-5	112 91 18 30	62341 305001 2473 2150	62452 305091 2490 2179		No, Note 1. No, Note 1. No No			No silver assays in database. No silver assays in database. No silver assays in database.
RH-84-3	70	20541	20610	Bondar-Clegg	Y
RH-84-16	70	22741	22810	Bondar-Clegg	Y		1	Sample 22801, 7.8 ppm on certificate, 7.47 ppm in database.
RH-84-18	70	23031	23100	Bondar-Clegg	Y		3	Sample 23035, 24 ppm on certificate, 23 ppm in database.
								Sample 23039, 4.1 ppm on certificate, 5.31 ppm in database.
								Sample 23062, 6.5 ppm on certificate, 5.93 ppm in database.
RH-85-52	109	26701	51759	Bondar-Clegg	Partial		1	Sample 26750, 28 ppm on certificate, 22 ppm in database.
								No certificate data for bottom half of hole.
RH-85-66	60	28631	28690	Bondar-Clegg	Y		1	Sample 28650, 1.63 opt (55.9 ppm) on certificate, 53.8 ppm in data.
RH-86-75C	74	N.A.	N.A.		No, Note 1.		1	244 to 249 ft. printout was 0.07 opt (2.4 ppm), database is 1.37 ppm.
RH-86-92	68	42811	42878	No Data	No			No certificate data provided
RH-86-102	70	43091	43160	Bondar-Clegg	Y
RH-86-108	100	41221	49826		No, Note 1.
RH-86-123C	372	54201	55572	Bondar-Clegg	Y
RH-87-128C	197	55791	55988	Bondar-Clegg	Y
RH-91-168	87	303541	303627		No, Note 1.			No silver assays in database.
RHN-90-7	121	85591	85711	Nevada GSI, Inc	Y
RP-85-2	68	33581	33648	Bondar-Clegg	Y
TA-85-2	80	35221	35399	Bondar-Clegg	Y
TA-86-21	88	39031	39118	Bondar-Clegg	Y
TA-86-26	52	41291	41342	Bondar-Clegg	Y
TT-85-11	60	35051	35110	Bondar-Clegg	Y
TT-85-2	70	28441	28510	Bondar-Clegg	Y
TT-86-24	64	51511	51574	Bondar-Clegg	Y
TT-90-47	100	77121	77220	Bondar-Clegg	Y
TT-90-51	95	30101	30195	Bondar-Clegg	Partial			Certificate only available for 44 of the samples.
WD-87-16	96	58401	58496	Bondar-Clegg	Y
Note 1. Data compared with historical data printout from Bond Gold.

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9.2	Mineral Processing

For the purpose of this Technical Report, Woods Process Services (WPS) has reviewed historical process information provided by Dakota Gold as discussed in more detail in Section 10.

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10	Mineral Processing and Metallurgical

The Project hosts the former Richmond Hill gold mine, operated from 1988 to 1993 as an open pit mine with heap leach facilities. The heap leach flow sheet for the historical Richmond Hill mine was based on several column test programs primarily in-house at the St. Joe Technical Center metallurgical laboratory. Additional metallurgical testing programs were conduced while Richmond Hill was in operation at the on-site metallurgical testing laboratory. Since termination of operations at Richmond Hill, no significant cyanidation heap leach testing programs have been undertaken. It is the opinion of the QP that the existing testwork data is sufficient for the scope of this technical report.

The following discussion is segmented into two sections based on the available metallurgical testwork. The first covers the historical Oxide heap leach cyanide testing, namely bottle roll and column tests used as the design basis for the original operations. The second section discussed Transition and Sulfide material flotation based on recent metallurgical testing (2023) at Base Metallurgical Laboratories (BaseMet) in Kamloops, B.C.

10.1	Preliminary Geometallurgical Data Model Development

The RH deposit, as expected, has three primary geometallurgical domains, namely: oxide, mixed (transition) and sulfide. This is evident in the core logging, geochemical analysis and metallurgical specific analyses. As a primary run, a cluster analysis subroutine was run based on the drill core interval analyses: fire assay Au and Ag, cyanide soluble Au (CNAu), ICP geochemical analysis and metallurgical specific data, Ag:Au ratio and cyanide soluble Au to fire assay Au (CNAu:FAAu).

Running the cluster analysis on the total 2024 block model population resulted in subsample population of 21,906 out of the total population of 117,902 or 18.6% owing to lack of individual analyses, namely cyanide soluble and geochem. Table 10-1 contains the cluster counts and the respective cluster means for the individual analyses. Figure 10-1 shows the analytical KPI’s for each cluster using Quantile-Wisker plots. It should be noted that the clusters used should are an indication of the metallurgical expected metallurgical response using the CNAu:FAAu ratio as a proxy for bottle-roll test recovery. Additional analyses are required along with development work to incorporate the geologic, structural, metallurgical and spatial data into the model.

Table 10-1: Preliminary Geometallurgical Cluster Analysis Summary Table

Cluster	Count	Cluster Means
		FA Au ppm	CN Au ppm	CNAAu:FAAu	FA Ag ppm	Ag:Au
A	11,872	0.35	0.32	0.90	4.83	16.35
B	8,505	0.51	0.12	0.30	4.34	10.86
C	1,122	2.88	1.95	0.75	16.89	6.71
D	335	0.49	0.31	0.74	65.44	173.86
E	72	9.62	6.50	0.73	34.58	4.60

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Figure 10-1: Preliminary Cluster Analysis Interval Analytical KPI’s by Cluster

10.2	Oxide and Mixed Metallurgical Testing

Historical Oxide metallurgical testing was conducted by several metallurgical laboratories including St. Joe Mining’s Technical Center and Dawson Metallurgical Testing Laboratory. Additional work was conducted at Dawson Metallurgical Laboratories, Bondar-Clegg, Kappes Cassiday & Associates and Heinen Lindstrom and Associates. This data was used to support the design and engineering of the production processing facility at Richmond Hill, which operated from 1988 to 1993.

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Metallurgical testwork results have been compiled into a common database to facilitate data analysis and incorporation into the geometallurgical model. The following discussion focuses on the historical cyanidation bottle roll and column tests.

10.2.1	Historical Bottle Roll Tests

Figure 10-2 presents the gold calculated head grades for Richmond Hill bottle roll tests. The calculated Au head grades ran between 0.0027 opt to 0.699 opt with a mean of 0.052 opt and median of 0.035 opt.

Figure 10-2: Richmond Hill Bottle Roll Test KPIs: Calculated Heads Au opt

The bottle roll test silver head grade distribution and statistics are presented in Figure 10-3. Median and mean silver calculated heads grades are 0.22 opt and 0.472 opt respectively.

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Figure 10-3: Richmond Hill Bottle Roll Test KPIs: Calculated Heads Ag opt

Bottle roll test Silver to Gold ratio of the Richmond Hill has a significant variance with range of 0.21 to 803.3 as show in Figure 10-4.

Median and Mean Ag:Au ratio of 6.52 and 15.99 respectively suggest that a Merrill-Crowe circuit would be appropriate for heap leach solution processing for precious metal recovery.

Figure 10-4: Richmond Hill Bottle Roll Test KPIs: Ag:Au ratio

Bottle roll tests for Richmond Hill had median and mean gold recoveries of 79.0 % and 70.2 % respectively as shown in Figure 10-5. It should be noted that the data is skewed on the low side owing to the inclusion of non-oxide bottle roll test data in the population. Where noted, non-oxide bottle roll tests were culled from the population for analysis. After accounting for this apparent skewing, the QP is of the opinion that 89% is an appropriate expectation for gold recovery from heap leach of the Richmond Hill oxide and 65% for low sulfide transition material.

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Figure 10-5: Richmond Hill Bottle Roll Test KPIs: Au Recovery Distribution

Silver recoveries for the bottle tests had a median value of 40.8% and mean of 39.7% as shown in Figure 10-6. As with the gold recovery, the distribution is skewed owing to the presence of non-oxide material included in the population.

Figure 10-6: Richmond Hill Bottle Roll Test KPIs: Ag Recovery Distribution

10.2.2	Historical Metallurgical testing: Oxide & Transition Heap Leach

The Richmond Hill oxide material is amenable to cyanide heap processing for the recovery of precious metals. Individual column testwork data was combined into a common data set for analysis of the KPI’s. Where non-oxide column tests were identified, the corresponding data was excluded from the analysis. Consequently, non-oxide column tests that were not identified as such, tend to skew the results on the low side.

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Figure 10-7 presents the column test gold calculated head grades for the oxide column tests. These ranged between 0.016 Au opt to 0.126 Au opt. Median and Mean gold calculated head grades were 0.044 opt and 0.046 opt respectively.

Figure 10-7: Richmond Hill Column Test KPIs: Calculated Heads Au opt

The oxide column test silver calculated head grade distribution and pertinent statistics are shown in Figure 10-8. The silver grades ranged between 0.014 opt and 1.063 opt with median and mean values of 0.165 and 0.214 opt Ag respectively.

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Figure 10-8: Richmond Hill Column Test KPIs: Calculated Heads Ag opt

Oxide column test silver to gold ratios are presented in Figure 10-9. These range between 0.48 Ag:Au up to 14.13 Ag:Au. Median and mean values for Ag:Au were 4.15 and 5.07 respectively. These ratios indicate that a Merrill-Crowe circuit would be appropriate for solution processing.

Figure 10-9: Richmond Hill Column Test KPIs: Ag:Au Ratio

Oxide column test gold recoveries, as shown in Figure 10-10, ranged between 1.79 % to 95.1 % with median and mean values of 84.8 % and 65.5%. As with the bottle roll tests, the distribution was skewed owing to the presence of high-sulfide and sulfide material in the population.

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Figure 10-10: Richmond Hill Column Test KPIs: Recovery % Au

The distribution and statistics for the oxide column test silver recoveries are shown in Figure 10-11. Recoveries ranged from 0.25 % to 65.2 % with a median Ag recovery of 16.7% and mean Ag recovery of 20.17%.

Figure 10-11: Richmond Hill Column Test KPIs: Recovery % Ag

10.3	Sulfide and Transition Metallurgical Testing

In 2024, Dakota Gold contracted AKF Mining Services Inc. (AKF) to complete a review of historical and current exploration programs to verify and validate the drilling data and produce an S-K 1300 Initial Assessment and Technical Report Summary (Report) on the Richmond Hill Gold Project (the Project or the Property).

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Sulfide and Transition metallurgical testing was reported in detail by QP Kelly McLeod, P.Eng., of K-Met Consultants Inc. (K-Met) in detail in the April 2024 S-K 1300 report. For the sake of brevity, pertinent sections of the original SK-1300 are included in the following subsection 10.3.

10.3.1	Historical Metallurgical Reports: Sulfide & Transition Flotation

Between 1987 (St. Joe 1987) and 1991 five historical metallurgical test programs were completed on the sulfide material from the Richmond Hill gold deposit, including mineralogy, gravity, roasting, bioleach, flotation, and leaching. Dawson Metallurgical Laboratories (1988) in Murray, Utah, reported similar results for the sulfide material as those for the 2023 testwork undertaken by Base Metallurgical Laboratories (BaseMet) in Kamloops, B.C. The historical test programs are listed in Table 10-2.

Table 10-2: Historical Metallurgical Reports

Test Program	Year	Sample ID
Process Mineralogy and CN Leach Tests of Sulfide Ore Samples from Richmond Hill Project, No. 5H06	1987	RH 85-54, 83, 102, 108
Dawson Metallurgical Laboratories, Inc., Cyanide Leaching with Intensive Pre-aeration on a Sample from the Richmond Hill Project, No. P-1395	1988	Not available
Dawson Metallurgical Laboratories, Inc., Results of Preliminary Cyanide Leach Test on 8 Samples from South Dakota, No. P 1590	1988	CV4-1A to 4A, CV5-1A to 4A
Extractive Technologies Metallurgical Laboratories, Agitation Cyanidation Testwork, No. 0161	1989	CV-88-6, 8, 23
LAC Minerals-Richmond Hill Inc., Report on Samples Submitted by Tod Duex for Bottle Roll Analysis	1991	BR-1H1, BR-1H2, BRB-W1, BR-SR1, BR-DB1, BR-BD2, BR-SC1, BR-SC2, BR-B1, BR-W2, BR-SR2, BR-SR3, BR-B2

Source: K-Met 2023.

The mineralogy indicates that the tested sulfide material contains fine gold locked in coarse gangue, and large amounts of gold associated with fine- to medium-sized iron sulfides locked in gangue minerals. Like 2023 testwork, historical gravity concentration testwork achieved 7% to 23% recovery and was not investigated further at this time. Whole ore leach (WOL) results were low, with gold extraction averaging 46%. Roasting, bioleach, and pressure oxidation (POX) of the flotation concentrate followed by cyanide leach increased gold extraction. Roasting and bioleach recovered between 74% and 80% of the gold. The result of including an autoclave prior to leaching was gold extraction of approximately 93% and silver extraction of 74%. Cyanide consumption was found to be low at 1.5 kg/t, but lime consumption was relatively high at, 7 kg/t.

10.3.2	Metallurgical Report – BL1244

In August 2023, BaseMet completed test program BL1244 on Richmond Hill zone drill-core material, a preliminary metallurgical investigation of extracting gold and silver from three mineralogical classifications: oxide, transition, and sulfide. BaseMet’s full testwork provides full details in their December 4, 2023, report on BL1244, Preliminary Metallurgical Assessment of the Richmond Hill Deposit.

10.3.2.1	Head Assays

The MC head assays are listed in Table 10-3. Note that the 2023 Initial Assessment reported Au and Ag grades in grams per tonne. The gold head assays range from 0.65 to 0.82 g/t with sulfur ranging from 1.64% for RH22 Ox to 6.21% for RH22 Sul.

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Table 10-3: Master Composite Head Assays – BaseMet2023, BL1244

Sample	Assays
	Cu (%)	Fe (%)	Ag (g/t)	Au (g/t)	S (%)	C (%)	TOC (%)
RH22 Sul	0.013	7.18	5.0	0.65	6.21	0.25	0.07
RH22 Mix	0.014	7.85	2.8	0.82	5.16	0.50	0.09
RH22 Ox	0.014	8.32	1.4	0.74	1.64	<0.01	<0.01
Method	FAAS	FAAS	ICP	FAAS	LECO	LECO	LECO

Notes: FAAS = Flame Atomic Absorption Spectroscopy; LECO = Infrared Combustion; TOC = Total Organic Carbon.

10.3.2.2	Gravity-Recoverable Gold

Gravity-recoverable gold (GRG) testwork was undertaken on the three MCs. All three samples had a relatively low GRG. The nominal grind sizes used for this testwork were 80% passing (P80) 1,700 µm, P80 212 µm, and P80 75 µm. The oxide MC has the most GRG, at 33%, and the sulfide MC at 8.7%. No further gravity concentration was investigated.

10.3.2.3	Flotation Leach Results

Rougher Flotation

Rougher flotation tests were completed at P80 approximately 75 µm, at a natural Ph between 5.6 and 7.0, using potassium amyl xanthate (PAX) as a collector, with methyl isobutyl carbinol added to maintain a consistent froth. The tests were completed at a relatively low PAX dosage (80 g/t) and a higher PAX dosage (200 g/t). The higher-dosage tests were performed at a lower density in the range of 25% to 27% due to increased viscosity observed during the initial flotation tests. The flowsheet is illustrated in Figure 10-12.

Figure 10-12: Rougher Flotation Flowsheet—BaseMet 2023, BL1244

The gold recovery to the rougher concentrate under these conditions ranged from 62% to 69% for all three MCs. The sulfide MC had the best results, with a gold recovery of 69% in the flotation concentrate. The lower density for the higher PAX test reduced the mass pull for the sulfide MC, and the gold grade in the concentrate was higher. Very little change was noted for the oxide flotation with the second rougher test. The silver recovery for the MCs tested was in the same range as gold (66% to 69%), but much lower for the oxide MC (39% to 44%). The rougher concentrate grades were relatively low, ranging from 2 to 6 g/t, and would need further testwork to determine if upgrading could be achieved to produce a saleable concentrate. To improve the concentrate grade for sale or extraction of gold from the concentrate by leaching, additional processing might include either additional flotation stages, continuous gravity concentration, spiral concentration, or shaking tables. The rougher flotation results and rougher mass versus recovery curves are shown in Table 10-4 and Figure 10-13, respectively.

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Table 10-4: Rougher Flotation Results – BaseMet 2023, BL1244

Test	Sample	PAX (g/t)	Weight (%)	Assay				Distribution (%)
				Fe (%)	Ag (g/t)	Au (g/t)	S (%)	Fe	Ag	Au	S
1	RH22—Sul	80	29.4	14.6	12.0	1.5	15.6	56	69	69	75
2	RH22—Mix	80	15.9	21.5	11.9	3.6	23.1	40	67	66	74
3	RN22—Ox	80	8.6	12.7	10.1	6.2	.1	12	39	67	41
7	RH22—Sul	200	17.0	27.4	19.2	2.8	35.2	62	69	68	88
8	RH22—Mix	200	11.6	26.9	13.4	5.1	31.1	38	66	62	71
9	RN22—Ox	200	8.6	12.4	11.1	6.1	7.8	13	44	68	43

Figure 10-13: Rougher Mass vs. Gold Recovery—BaseMet 2023, BL1244

10.3.2.4	Diagnostic Leach

To investigate the leach performance on the MCs, and gold associated with different groups of minerals, a five-stage diagnostic leach test was conducted. In the initial stage a cyanide leach was completed on the MCs at a primary grind of P80 75 µm.

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Figure 10-14: Diagnostic Leach Test Flowsheet – BaseMet 2023, BL1244

At each stage of the test, various minerals and mineral groups are dissolved by the acid used. The results are listed in Table 10-5.

Table 10-5: Diagnostic Leach – BaseMet 2023, BL1244

Stage	Description of Gold	Au Stage Extraction (%)
		RH22—Sul	RH22—Mix	RH22—Ox
A: High-Intensity CN Leach	Cyanide amenable gold	47.4	72.9	91.0
B/C: HCl Digestion/Cyanidation	Carbonate locked	18.8	4.4	2.4
D/E: HNO3 Digestion/Cyanidation	Arsenical minerals (arsenopyrite)	29.4	12.5	2.0
F: Aqua Regia Digestion	Pyritic sulfide locked	3.5	1.9	2.6
Tailings	Silicate (gangue) encapsulated	1.0	8.3	1.9
Total		100	100	100

The results indicate that most of the oxide material is free or exposed, and responds well to WOL, with gold extraction expected in the range of 91%. The leach extraction for the transition MC was 72.9% gold, which is consistent with the WOL results discussed in Section 10.2.7. The results indicate 12.5% gold reports to the D/E stage (i.e., nitric acid), but the BMA results do not indicate a significant amount of arsenopyrite in the sample. The transition MC had the highest percentage of gold locked in silicate or gangue. The sulfide MC had poor gold extraction at the first cyanide leach stage. High gold dissolution was recorded in the hydrochloric acid and nitric acid digestion stages. All three MCs had a low amount of gold locked in pyrite.

10.3.3	Metallurgical Report – BL1346

In September 2023, intervals from 29 drill holes representing seven zones were collected for metallurgical evaluation. The zones include Twin Tunnels Turn Around Monitoring Well 3, Richmond Hill, Cleveland, Cole Creek, and Richmond Hill North. MCs were compiled to represent the oxide, transition, and sulfide layers within each zone.

10.3.3.1	Flotation Grind Series

Three initial rougher flotation tests were performed on the sulfide MC-TT-S to investigate primary grind. The sample was ground to target primary grind sizes of P80 50, 75, and 106 µm. Flotation was conducted at natural Ph for a total flotation time of eight minutes. PAX was used as a nonselective gold and sulfide collector at a total dosage of 80 g/t feed PAX. A primary grind targeting P80 75 µm provided the best results for both gold and silver, with approximately 21% of the feed reporting to the rougher concentrate. The rougher concentrate results are listed in Table 10-6. Figure 10-15 illustrates gold recovery versus mass recovery.

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Table 10-6: Rougher Flotation Grind Series MC-TT-S – BaseMet 2023, BL1346

Test No.	Grind Size (P80 µm)	Weight		Assay				Distribution (%)
		%	g	Au (g/t)	Ag (g/t)	Fe (%)	S (%)	Au	Ag	Fe	S
BL1346-22	50	27.9	557.1	1.93	11.4	17.2	17.9	60.3	65.7	53.5	72.5
BL1346-23	75	21.1	419.1	2.87	15.1	22.9	25.6	65.8	68.1	55.6	78.4
BL1346-24	106	16.7	330.3	3.04	15.5	24.3	26.6	54.0	56.4	46.9	64.6

Figure 10-15: Gold Rougher Concentrate Recovery vs. Mass Recovery – BaseMet 2023, BL1346

10.3.3.2	Preliminary Flotation Optimization

To further optimize the flotation recovery tests on MC-TT-S, they included a longer rougher flotation time (10 minutes), higher PAX dosage (200 g/t), and lower density. The results indicate a combination of the changes has an impact on the recovery to the rougher concentrate. With the higher PAX dosage, the highest recovery and highest mass pull was noted. The lower density, between 25% and 27%, appears to reduce mass recovery. Figure 10-16 illustrates the gold recovery to the rougher concentrate versus mass recovery for the additional tests completed on MC-TT-S.

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Figure 10-16: Gold Rougher Concentrate Recovery vs. Mass Recovery – BaseMet 2023, BL1346

10.3.3.3	Transition and Sulfide Master Composite Flotation

The final rougher flotation flowsheet that was tested on the 13 transition and sulfide MCs included a primary grind size of P80 75 µm, 200 g/t PAX, and 10-minute residence time at a lower density. The results ranged from 31.5% to 94.0% gold recovery to the rougher concentrate. The overall results are in Table 10-7. The MC with higher sulfur content appears to perform better, as demonstrated in Figure 10-17. The head grade did not seem to correlate with recovery of gold to the rougher concentrate, as shown in Figure 10-18.

Table 10-7: Rougher Flotation Results – BaseMet 2023, BL1346

Zone	Lithology	Test	Head Grade		Recovery to Rougher Concentrates (%)
			Au (g/t)	S (%)	Mass	Au	Ag	Fe	S
MC-TA	Transition	28	0.9	3.3	8.6	61.6	50.9	34.5	82.8
MC-TA	Sulfide	29	0.8	5.6	16.2	80.9	75.2	53.3	89.3
MC-TT	Transition	30	0.7	5.8	15.8	67.0	64.8	44.5	79.4
MC-TT	Sulfide	31	0.9	6.8	12.2	52.4	60.9	47.6	74.7
MC-MW3	Transition	37	1.5	3.9	13.0	84.9	75.3	37.3	89.0
MC-MW3	Sulfide	38	4.2	7.2	17.5	94.0	87.9	39.9	91.1
MC-RH	Transition	39	1.2	1.1	2.7	31.5	36.5	8.0	88.5
MC-RH	Sulfide	40	0.6	5.6	11.3	50.0	55.8	37.5	73.0
MC-CV	Transition	32	0.4	2.8	10.3	59.4	44.6	26.6	85.8
MC-CV	Sulfide	33	2.3	5.2	9.5	50.7	35.5	23.3	74.0
MC-CC	Transition	34	0.6	2.8	7.4	60.4	54.9	33.6	92.1
MC-CC	Sulfide	35	0.7	6.5	24.4	88.1	73.1	50.0	93.1
MC-RHN	Sulfide	36	0.9	5.1	21.2	73.4	78.4	50.0	84.7

Notes: CC = Cole Creek; CV = Cleveland; MW3 = Monitoring Well 3; RH = Richmond Hill; RHN = Richmond Hill North; TA = Turn Around; TT = Twin Tunnels.

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Figure 10-17: Gold Recovery vs. Sulfur Head Grade – BaseMet 2023, 1346

Figure 10-18: Gold Recovery vs. Gold Head Grade – BaseMet 2023, BL1346

10.4	Richmond Hill Historical Operating Data

Historical operating data was made available to the QP for review and analysis. Figure 10-19 presents the commercial heap leach gold and silver recoveries as well as the dore silver to gold ratio. Heap leach recoveries maxed out at 62.3% and 16.9% for gold and silver respectively. These are considerably lower than would be expected using “recent” heap leach methods developed over that last 30 plus years. Reported issues with the historical operations include:

•	Processing of lower grade material,

•	Processing of sulfide material,

•	Processing of high-sulfide transition material

•	Issues with Ph control,

•	Problems with solution management during winter operations.

It is the QP’s opinion that that the projected recovery can be attained with mitigation of the above issues.

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Figure 10-19: Historical Richmond Hill Heap Leach KPI’s Au and Ag Recovery, Recovered Ag:Au Ratio

10.5	Recovery Estimates

Projected recoveries are based on the available metallurgical testwork data as presented in Table 10-8 and generally reflect the median of the respective testwork results. As previously noted, the oxide column test recovery data is skewed owing to inclusion of likely transition and sulfide test results. Removing these results from the data set results in an overall improvement in projected gold recoveries to 89%. It is the QP’s opinion that this is both reasonable and supported by the data.

Table 10-8: Projected Precious Metal Recoveries

Metallurgical Recovery Estimates
Material Type	Oxide	Trans	Trans	Sulfide
Process	Heap Leach	Heap Leach	Mill	Mill
Gold	89%	65%	80%	85%
Silver	30%	20%	70%	85%

10.6	Summary and Recommendations

The Richmond Hill oxide and transition material is amenable to cyanidation heap leach processing. The Richmond Hill sulfide material is amenable to bulk sulfide froth flotation. Transition material can be processed through either method but requires determination of a cut-over grade for optimum economics.

It is the QP’s opinion that the existing testwork is suitable for this level of study and projected recoveries are more than reasonable.

Additional metallurgical testing is required to support future studies. This work will likely result in better definition of the metal recoveries and reagent consumptions. This will improve the accuracy of future capital and operating cost estimates as well as production forecasting.

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11	Mineral Resource Estimate

11.1	Mineral Resource

The mineral resource estimate for Richmond Hill includes mineral resources amenable to heap leaching and mineral resources amenable to milling. The mineral resource amenable to leaching consists of the oxide and transition material types, and the mineral resource amenable to milling consists of the sulfide material. Table 11-1 presents the mineral resource estimate. The measured and indicated mineral resource amenable to leaching amounts to 269.8 million tons at 0.0135 oz/t gold and 0.141 oz/t silver for 3.65 million ounces of contained gold and 38.1 million ounces of contained silver. Inferred mineral resource amenable to leaching is an additional 254.2 million tons at 0.0103 oz/t gold and 0.090 oz/t silver for 2.61 million ounces of contained gold and 22.8 million ounces of contained silver.

The measured and indicated mineral resource amenable to milling amounts to 69.6 million tons at 0.0141 oz/t gold and 0.139 oz/t silver for 982,100 ounces of contained gold and 9.68 million ounces of contained silver. Inferred mineral resource amenable to milling is an additional 202.2 million tons at 0.0121 oz/t gold and 0.145 oz/t silver for 2.45 million ounces of contained gold and 29.3 million ounces of contained silver.

The measured and indicated mineral resource for leach and mill material amounts to 339.4 million tons at 0.0137 oz/t gold and 0.141 oz/t silver for 4.64 million ounces of contained gold and 47.8 million ounces of contained silver. Inferred mineral resource for leach and mill material is an additional 456.4 million tons at 0.0111 oz/t gold and 0.114 oz/t silver for 5.06 million ounces of contained gold and 52.1 million ounces of contained silver.

The measured, indicated, and inferred mineral resources reported herein are contained within a conceptual constraining pit shell to demonstrate “reasonable prospects for economic extraction” to meet the definition of mineral resources in S-K 1300. Figure 11-1 shows the pit shell that is based on measured, indicated, and inferred mineral resource. The constraining pit shell is also constrained by the Richmond Hill Project Boundary. Only mineralization inside the boundary was allowed to contribute to the economics for development of the shell, though waste mining outside of the boundary, to extract mineralization inside the boundary, was allowed.

Table 11-1: Mineral Resource Estimate

Resource Category	AuEq COG (oz/t)	Ktons	AuEq (oz/t)	Gold (oz/t)	Silver (oz/t)	Gold (koz)	Silver (koz)
Leach Resource:
Measured Mineral Resource		113,748	0.0164	0.0158	0.160	1,793.4	18,208
Oxide	0.0026	94,537	0.0165	0.0158	0.167	1,493.7	15,788
Transition	0.0041	19,211	0.0161	0.0156	0.126	299.7	2,421
Indicated Mineral Resource		156,019	0.0125	0.0119	0.128	1,860.0	19,884
Oxide	0.0026	127,237	0.0122	0.0117	0.128	1,488.7	16,286
Transition	0.0041	28,783	0.0134	0.0129	0.125	371.3	3,598
Meas/Indic Mineral Resource		269,768	0.0141	0.0135	0.141	3,653.3	38,092
Oxide	0.0026	221,774	0.0140	0.0134	0.145	2,982.4	32,074
Transition	0.0041	47,994	0.0145	0.0140	0.125	671.0	6,018
Inferred Mineral Resource		254,186	0.0106	0.0103	0.090	2,613.4	22,787
Oxide	0.0026	211,994	0.0101	0.0098	0.085	2,077.5	18,019
Transition	0.0041	42,192	0.0131	0.0127	0.113	535.8	4,768
Mill Resource (Sulfides):
Measured Mineral Resource	0.0050	20,703	0.0184	0.0165	0.151	341.6	3,126
Indicated Mineral Resource	0.0050	48,893	0.0147	0.0131	0.134	640.5	6,552
Meas/Indic Mineral Resource	0.0050	69,596	0.0158	0.0141	0.139	982.1	9,678

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Resource Category	AuEq COG (oz/t)	Ktons	AuEq (oz/t)	Gold (oz/t)	Silver (oz/t)	Gold (koz)	Silver (koz)
Inferred Mineral Resource	0.0050	202,221	0.0139	0.0121	0.145	2,446.9	29,322
Leach and Mill Mineral Resource:
Measured Mineral Resource		134,452	0.0167	0.0159	0.159	2,135.0	21,334
Indicated Mineral Resource		204,912	0.0130	0.0122	0.129	2,500.5	26,436
Meas/Indic Mineral Resource		339,364	0.0145	0.0137	0.141	4,635.4	47,770
Inferred Mineral Resource		456,407	0.0121	0.0111	0.114	5,060.3	52,109

Notes:

1. The Mineral Resource estimate has an effective date of 3 February 2025.

2. All figures are rounded to reflect the relative accuracy of the estimate and therefore numbers may not appear to add precisely.

3. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4. Mineral Resources are based on prices of $2000/oz gold and $25/oz silver.

5. Mineral Resources for leach material are based on a gold equivalent cut-off of 0.0026 oz/t for oxide material and 0.0041 oz/t for transition material. Mineral Resources for mill material are based on a gold equivalent cut-off of 0.0050 oz/t.

6. The gold equivalent value for each material is as follows:

Oxide (Leach): Gold equivalent (oz/t) = gold (oz/t) + 0.00418 x silver (oz/t), based on gold recovery of 89% and silver recovery of 30%.

Transition (Leach): Gold equivalent = gold (oz/t) + 0.00382 x silver (oz/t), based on gold recovery of 65% and silver recovery of 20%.

Sulfide (Mill): Gold equivalent = gold (oz/t) + 0.0127 x silver (oz/t), based on gold recovery of 85% and silver recovery of 85%.

7. The gold equivalent values account for metal recoveries, treatment charges, refining costs, and refinery payable percentages.

8. Table 11-4 accompanies this Mineral Resource statement and shows all relevant parameters for mineral resources.

9. Includes 3.8% NSR royalty.

10. Mineral Resources are reported in relation to a conceptual constraining pit shell to demonstrate reasonable prospects for economic extraction, as required by the definition of Mineral Resource in S-K 1300; mineralization lying outside of the pit shell is excluded from the Mineral Resource.

11. The Mineral Resource estimate is also constrained by the Richmond Hill Project Boundary. Only mineralization inside this boundary is included in the Mineral Resource Estimate, though waste removal outside the boundary is allowed.

12. The Mineral Resources reported are contained on mineral titles controlled by Dakota Gold.

13. The Mineral Resources are reported in-situ without any dilution or loss considerations, as a point of reference.

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Figure 11-1: Constraining Shell for Mineral Resource Estimate

11.2	Price Sensitivity

A sensitivity analysis of metal prices was conducted for the mineral resource estimate at the following prices:

•	$1600/oz gold and $20.00/oz silver,
•	$1800/oz gold and $22.25/oz silver,

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•	$2000/oz gold and $25.00/oz silver (base case),
•	$2200/oz gold and $27.50/oz silver, and
•	$2400/oz gold and $30.00/oz silver.

Restraining pit shells were developed for each case and resources calculated at gold equivalent cut-off grades appropriate for the case. Table 11-2 shows the results of the sensitivity analysis for the leach resource. Total kilotons for each case are also provided to gauge the increase in the size of the constraining pit shells. The leach mineral resource is insensitive to prices. A relatively large amount of the available mineral resource is extracted at the $1600/oz gold price and the increase in resource at higher prices is modest, even up to the $2400/oz price. Note that total tons increased from 1.1 billion tons to 1.5 billion tons with a small impact on the mineral resource.

Table 11-3 shows the results of the sensitivity analysis for mill resource. Measured and indicated mineral resources are insensitive to price. Inferred mineral resource increased from 141.2 million tons in the $1600/oz case to 240.9 million tons for the $2400/oz case, an increase of about 70%. Contained gold ounces increased about 43% between the $1600/oz and $2400/oz case for inferred mineral resources.

Table 11-2: Mineral Resource at Various Prices – Leach Resources

Price/Resource Category	AuEq COG (oz/t)	Ktons	AuEq (oz/t)	Gold (oz/t)	Silver (oz/t)	Gold (koz)	Silver (koz)	Total Ktons
$1600 Gold, $20.00 Silver:
Measured Mineral Resource	Oxide	108,414	0.0170	0.0164	0.166	1,778.0	17,997
Indicated Mineral Resource	0.0032	143,593	0.0131	0.0126	0.132	1,809.3	18,954
Meas/Indic Mineral Resource	Transition	252,007	0.0148	0.0142	0.147	3,587.3	36,951	1,095,300
Inferred Mineral Resource	0.0052	211,774	0.0117	0.0113	0.097	2,393.0	20,542
$1800 Gold, $22.50 Silver:
Measured Mineral Resource	Oxide	111,432	0.0167	0.0160	0.163	1,782.9	18,163
Indicated Mineral Resource	0.0029	149,415	0.0128	0.0122	0.130	1,822.9	19,424
Meas/Indic Mineral Resource	Transition	260,847	0.0145	0.0138	0.144	3,605.8	37,587	1,209,836
Inferred Mineral Resource	0.0046	231,589	0.0111	0.0107	0.093	2,478.0	21,538
$2000 Gold, $25.00 Silver:
Measured Mineral Resource	Oxide	113,748	0.0164	0.0158	0.160	1,793.4	18,208
Indicated Mineral Resource	0.0026	156,019	0.0125	0.0119	0.128	1,860.0	19,884
Meas/Indic Mineral Resource	Transition	269,768	0.0141	0.0135	0.141	3,653.3	38,092	1,367,025
Inferred Mineral Resource	0.0041	254,186	0.0106	0.0103	0.090	2,613.4	22,787
$2200 Gold, $27.50 Silver:
Measured Mineral Resource	Oxide	115,438	0.0162	0.0156	0.159	1,800.8	18,355
Indicated Mineral Resource	0.0023	159,556	0.0122	0.0117	0.126	1,866.8	20,104
Meas/Indic Mineral Resource	Transition	274,994	0.0139	0.0133	0.140	3,667.6	38,459	1,416,143
Inferred Mineral Resource	0.0038	264,912	0.0104	0.0100	0.087	2,649.1	23,047
$2400 Gold, $30.00 Silver:
Measured Mineral Resource	Oxide	116,806	0.0161	0.0154	0.157	1,798.8	18,339
Indicated Mineral Resource	0.0021	162,506	0.0121	0.0116	0.124	1,885.1	20,151
Meas/Indic Mineral Resource	Transition	279,312	0.0138	0.0132	0.138	3,683.9	38,489	1,505,715
Inferred Mineral Resource	0.0034	277,569	0.0101	0.0097	0.085	2,692.4	23,593

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Table 11-3: Mineral Resource at Various Prices – Mill Resources

Price/Resource Category	AuEq COG (oz/t)	Ktons	AuEq (oz/t)	Gold (oz/t)	Silver (oz/t)	Gold (koz)	Silver (koz)	Total Ktons
$1600 Gold, $20.00 Silver:
Measured Mineral Resource		19,115	0.0194	0.0174	0.158	332.6	3,020
Indicated Mineral Resource	Sulfide	41,215	0.0158	0.0141	0.138	581.1	5,688
Meas/Indic Mineral Resource	0.0063	60,330	0.0169	0.0151	0.144	913.7	8,708	1,095,300
Inferred Mineral Resource		141,239	0.0153	0.0135	0.152	1,906.7	21,468
$1800 Gold, $22.50 Silver:
Measured Mineral Resource		19,989	0.0188	0.0169	0.154	337.8	3,078
Indicated Mineral Resource	Sulfide	44,472	0.0152	0.0136	0.134	604.8	5,959
Meas/Indic Mineral Resource	0.0056	64,461	0.0163	0.0146	0.140	942.6	9,038	1,209,836
Inferred Mineral Resource		170,316	0.0146	0.0128	0.149	2,180.0	25,377
$2000 Gold, $25.00 Silver:
Measured Mineral Resource		20,703	0.0184	0.0165	0.151	341.6	3,126
Indicated Mineral Resource	Sulfide	48,893	0.0147	0.0131	0.134	640.5	6,552
Meas/Indic Mineral Resource	0.0050	69,596	0.0158	0.0141	0.139	982.1	9,678	1,367,025
Inferred Mineral Resource		202,221	0.0139	0.0121	0.145	2,446.9	29,322
$2200 Gold, $27.50 Silver:
Measured Mineral Resource		21,165	0.0181	0.0163	0.149	345.0	3,154
Indicated Mineral Resource	Sulfide	51,015	0.0143	0.0127	0.131	647.9	6,683
Meas/Indic Mineral Resource	0.0046	72,180	0.0154	0.0138	0.136	992.9	9,837	1,416,143
Inferred Mineral Resource		218,806	0.0135	0.0117	0.141	2,560.0	30,852
$2400 Gold, $30.00 Silver:
Measured Mineral Resource		21,589	0.0178	0.0160	0.147	345.4	3,174
Indicated Mineral Resource	Sulfide	53,408	0.0140	0.0124	0.128	662.3	6,836
Meas/Indic Mineral Resource	0.0042	74,997	0.0151	0.0134	0.133	1,007.7	10,010	1,505,715
Inferred Mineral Resource		240,938	0.0130	0.0113	0.136	2,722.6	32,768

11.3	Mineral Resource Parameters

Metal prices for the Mineral Resource estimate are $2000/oz gold and $25/oz silver. These prices are reasonable based on: 1) historical 3-year trailing averages, 2) prices used by other companies for comparable projects, and 3) long range consensus price forecasts prepared by various bank analysts.

Table 11-4 shows the economic parameters for the mineral resources estimate. The mining cost is estimated at $2.15 per total ton. This cost is based on a review of comparable projects in the western US.

The unit processing costs were estimated by Woods for the various material types at $3.39/t for oxide leach material, $4.14/t for transition leach material and $6.82/t for sulfide mill material. The costs are based on a nominal process production rate of 30,000 tons per day or about 10.95 million tons per year. The gold and silver recovery estimates were also estimated by Woods based on the available testing data.

The unit G&A cost of $1.00/t amounts to $912,500 per month which is a reasonable estimate for this mineral resource estimate.

IMC assumed refinery payables of 100% for gold and 100% for silver and refining costs of $5.00/oz gold and $0.25/oz silver for leach material. Woods estimated payable amounts of 95.5% for gold and 95.0% for silver for mill material, based on the mill producing a marketable gold sulfide concentrate by flotation. Treatment and refining costs for mill material are estimated at $6.00/oz gold and $0.40/oz silver. The Project is also subject to a 3.8% NSR royalty.

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Due to two products, and variable recoveries by material type, a gold equivalent value was calculated for each block to tabulate proposed quantities of resource. First, the gold and silver NSR factors are calculated as follows for oxide:

Gold NSR Factor = ($2000 – $5.00) x 0.89 x 1.00 x 0.962 = $1,708/t

Silver NSR Factor = ($25 – $0.25) x 0.20 x 1.00 x 0.962 = $7.14/t

The units are US$ per ounce. The 0.962 term represents an allowance for the royalty.

The silver factor for the gold equivalent calculation is:

Ag Factor for Gold Equivalent = Silver NSR Factor / Gold NSR Factor

Ag Factor for Gold Equivalent = $7.14 / $1,708 = 0.00418

AuEq (oz/t) = gold (oz/t) + 0.00418 x silver (oz/t)

For oxide the breakeven gold equivalent cut-off grade is 0.0038 oz/t and the internal cut-off grade is 0.0026 oz/t. Internal cut-off applies to blocks that must be removed from the pit, so mining is a sunk cost.

The parameters and cut-offs for the other material types are also shown on Table 11-4. The gold equivalent cut-off grades vary by material type.

Table 11-4: Economic Parameters for Mineral Resource Estimate

Material Type Process	Units	Oxide Leach	Trans Leach	Sulfide Mill	Waste
Commodity Prices
Gold Price Per Ounce	(US$)	2000	2000	2000
Silver Price Per Ounce	(US$)	25.00	25.00	25.00
Plant Production Rate	(ktpy)	10,950	10,950	10,950
Mining Cost Per Total Tonne
Mining Cost	(US$)	2.150	2.150	2.150	2.150
Process and G&A Cost Per Tonne
Processing	(US$)	3.390	4.150	6.830
G&A	(US$)	1.000	1.000	1.000
Total Process and G&A	(US$)	4.390	5.150	7.830
Plant Recovery
Gold	(%)	89%	65%	85%
Silver	(%)	30%	20%	85%
Treatment/Refining Payables and Costs
Gold Payable	(%)	100.0%	100.0%	95.5%
Silver Payable	(%)	100.0%	100.0%	95.0%
Gold Treatment/Refining Per Ounce	(US$)	5.00	5.00	6.00
Silver Treatment/Refining Per Ounce	(US$)	0.25	0.25	0.40
Royalties
Royalty	(%)	3.8%	3.8%	3.8%
NSR Factors
Gold NSR Factor	($/oz)	1,708	1,247	1,557

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Material Type Process	Units	Oxide Leach	Trans Leach	Sulfide Mill	Waste
Silver NSR Factor	($/oz)	7.14	4.76	19.11
Silver Factor for Gold Equivalent	(none)	0.00418	0.00382	0.01227
Gold Equivalent Cutoff Grade
Breakeven Cutoff Grade	(oz/t)	0.0038	0.0059	0.0064
Internal Cutoff Grade	(oz/t)	0.0026	0.0041	0.0050

11.4	Additional Information

The mineral resources are classified in accordance with the requirements of S-K 1300. The mineral resource estimate reflects the reasonable expectation that all necessary permits and approvals will be obtained and maintained. It is the opinion of the QP for this section that technical and economic factors likely to influence the prospects of economic extraction can be resolved with additional work. In particular, more metallurgical testing will better define process methods, metal recoveries and costs. More drilling will better define geologic domains in some areas of the deposit.

There is uncertainty in the estimates of measured, indicated, and inferred mineral resources. Some of the sources of uncertainty are common to all projects and all classes of the mineral resources and include: the spatial location of the samples, sample recovery in the drilling and sampling processes, assaying methods and results, data processing and handling, assumptions of geologic interpretations and continuity of grades between samples.

Uncertainty in the estimation of measured mineral resources should be relatively low. The sampling density is sufficient that the potential sources of uncertainty listed above should largely by mitigated by various sampling from various time periods and companies.

The uncertainty related to indicated mineral resources is higher than measured mineral resources due to lower sampling density and lower confidence in geologic interpretation. However, the data density is adequate for reasonable interpretations of geologic conditions and grade quality and continuity.

Uncertainty in the estimation of inferred mineral resources can be high since sampling data is more limited and geologic uncertainty higher. However, given the relatively disseminated nature of the deposit, the QP for this section is confident that the inferred mineral resources meet the criteria that the majority of the inferred mineral resource can be upgraded to indicated or measured mineral resources with additional exploration.

There is no guarantee that any of the mineral resources will be converted to mineral reserve. There is also no guarantee that any of the inferred mineral resources will be upgraded to measured or indicated mineral resources or to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Project is subject to the normal risks that mining projects face including changes to metal prices, changes to government regulations, social risks, uncertainty in mineral resource and recovery estimates, permitting risks, financing risks, and costs higher than forecast.

11.5	Description of the Block Model

11.5.1	General

The resource model is based on 20 ft. x 20 ft. x 20 ft. high blocks. The coordinate system for the Project is a local system initiated by Homestake Mining Company.

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11.5.2	Drilling Data

The drilling database provided to IMC consisted of 1058 drillholes and 457,392 ft. of drilling. Ten of the holes were outside of the model limits. Drilling data in the model limits by company is shown on Table 11-5. This represents the drilling data used for the resource model update.

Table 11-5: Drilling by Company in Model Limits

Company	No. of Holes	Feet	Sample Intervals
St. Joe, Bond Gold, Homestake	828	269,463	54,012
Coeur	74	27,280	2,722
Dakota Gold	146	149,410	30,743
All Drilling	1048	446,153	87,477

Figure 11-2 shows drillholes by company and also shows the locations for cross sections A-A’ and B-B’ that are referenced in this report section.

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Chism Flat
Chism Gultch
A'
Cole Creek
MW3 East
MW3 Main
RH North
Twin Tunnels
B'
A
Cleveland
Turn Around
Richmond Hill
B
Richmond Hill
Project Boundary
EXPLANATION OF HOLE MARKERS
St. Joe/Bond Gold
Coeur
Homestake
Dakota 2022-2023
Dakota 2024
N

Figure 11-2: Drillhole Locations by Company

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11.5.3	Geologic Controls

11.5.3.1	Rock Types

Rock type interpretations for seven major rock types have been developed as 3D solids and incorporated into the resource model. Table 11-6 shows the rock types.

Table 11-6: Model Rock Types

Rock Type	Code	Description
Tbx	20	Tertiary Breccia
Tsl	30	Tertiary Sills
Tdk	40	Tertiary Dikes
Pzu	45	Paleozoics-Undifferentiated
Cdw	50	Cambrian Deadwood
Pgn	60	Precambrian Greenstone
Pff	70	Precambrian Flagrock
Pef	80	Precambrian Ellison

Figure 11-3 shows the rock types projected on the resource shell walls and surface topography. Figure 11-4 and Figure 11-5 show the rock types on the A-A’ and B-B’ cross sections respectively.

All the rock types host economic mineralization. The contacts between the Precambrian units are steep and trend north-south. The Precambrian Flagrock is between the Precambrian Greenstone to the west and Precambrian Ellison to the east. The Tertiary breccia and Tertiary dikes are steep north-south trending units. The Cambrian Deadwood and Tertiary sills are flatter lying units.

The 3D solids were used to assign rock codes to the model blocks and rock codes were also assigned to the assay database by back-assignment from the solids. There were rock type designations in the database, but the back-assigned values were used for the resource model so the assay assignments would be consistent with the block they were located.

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Figure 11-3: Rock Types on the Resource Shell

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Figure 11-4: Rock Types on Cross Section A-A’

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Figure 11-5: Rock Types on Section B-B’

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11.5.3.2	Oxidation Zones

Interpretation of oxidations zones were developed as surfaces and incorporated into the resource model. The surfaces were developed based on ratio of cyanide soluble to total gold assays in the Dakota Gold drilling and cyanide soluble to total gold ratios in bottle roll tests conducted for the St. Joe and Bond Gold drilling. Table 11-7 shows the zones and definition.

Table 11-7: Model Oxidation Zones

Oxidation Type	Code	Definition
Oxide	10	Ratio of CNAu/Au >70%
Transition	20	70% < CNAu/Au < 40%
Sulfide	30	Ratio of CnAu/Au < 40%

Figure 11-6 shows the oxidation zones on the walls of the resource shell. The oxidation zones did not impact grade estimation but are important for metallurgical purposes.

This is a significant change from the model used for the October 2023 mineral resource estimate. For that model the domains were designed based on picks of oxide, transition, and sulfide minerals as noted in the drilling logs. Most of the holes were drilled using reverse circulation, so only chips were available for logging. The updated zones increased the size of the oxide zone and reduced the size of the sulfide zone. Analytical data has confirmed that the transition zone is thinner than previously estimated.

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Figure 11-6: Oxidation Zones on the Resource Shell

11.5.4	Cap Grades and Compositing

Probability plots and sorted lists of the higher-grade assay intervals for gold and silver were examined to determine cap grades. Table 11-8 shows the cap grades and the number of assays capped by rock type. A relatively small numbers of assays were capped for each metal in each population. The cap grades generally correspond to the upper 99.9 percentile of the populations.

The assay database was composited to regular 10 ft. downhole composites. It is noted this is one-half of the 20 ft. bench height used for the model. The smaller composite length allows capturing some of the narrower dikes and sills and also tends to result in less grade smoothing during block grade estimation. The rock type was not respected during compositing; the composite rock type was based on the majority rock type.

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Table 11-8: Cap Grades and Number of Assays Capped

Lithology		Au Cap	Ag Cap	Ag Cap	Number of Assays
Code	Lithology	(oz/t)	(ppm)	(oz/t)	Gold	Silver
20	Tertiary Breccia	0.30	65	1.90	19	19
30	Tertiary Sills	0.15	95	2.77	6	7
40	Tertiary Dikes	0.23	70	2.04	12	11
45	Paleozoic (undif)	0.09	none	none	4	none
50	Cambrian Deadwood	0.20	180	5.25	16	13
60	Precambrian Greenstone	0.33	85	2.48	19	16
70	Precambrian Flagrock	0.30	200	5.83	9	14
80	Precambrian Ellison	0.15	80	2.33	6	5

11.5.5	Summary Statistics

Table 11-9 shows summary statistics for gold and silver for the assay intervals. The table shows values by the major rock types. The left side of the table shows uncapped values and the right side shows capped values. For gold the Tertiary sills and the Precambrian Ellison are lower in grade than the other units. The Paleozoic rock types are adjacent to the main deposit area and don’t have much drilling. For silver, the Cambrian Deadwood is considerably higher than the other units. Minimum values for the samples represented on the table are 0.0001 oz/t for gold and 0.001 oz/t for silver. Also, the statistics are limited to samples in the model limits.

Table 11-10 shows summary statistics for 10 ft. composites. The statistics are based on composites with a minimum gold value of 0.0001 oz/t and silver value of 0.001 oz/t, but lower grade assays, including 0, are incorporated into the composites.

Figure 11-7 shows a probability plot of gold in the composites for the various rock types. The lower grade nature of the Tertiary sills and Precambrian Ellison are evident on the plot. Figure 11-8 shows the probability plot for silver. The higher-grade nature of the Deadwood is evident.

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Table 11-9: Summary Statistics of Assays

	Not Capped				Capped
	No. of	Mean	Std Dev	Max	No. of	Mean	Std Dev	Max
Metal/Rock Type	Samples	(oz/t)	(oz/t)	(oz/t)	Samples	(oz/t)	(oz/t)	(oz/t)
Gold:
All Samples	77,826	0.0135	0.0248	0.955	77,826	0.0133	0.0224	0.330
Tbx-Breccia	17,047	0.0152	0.0262	0.955	17,047	0.0151	0.0238	0.300
Tsl-Sills	4,959	0.0089	0.0150	0.381	4,959	0.0089	0.0138	0.150
Tdk-Dikes	10,026	0.0121	0.0214	0.653	10,026	0.0119	0.0194	0.230
Pzu-Paleozoic	1,640	0.0068	0.0228	0.685	12,715	0.0145	0.0192	0.200
Cdw-Deadwood	12,715	0.0146	0.0205	0.420	15,162	0.0149	0.0283	0.330
Pgn-Greenstone	15,162	0.0150	0.0312	0.830	13,193	0.0130	0.0225	0.300
Pff-Flagrock	13,193	0.0131	0.0248	0.732	3,084	0.0079	0.0147	0.150
Pef-Ellison	3,084	0.0082	0.0194	0.497	3,117	0.0079	0.0146	0.150

	No. of	Mean	Std Dev	Max	No. of	Mean	Std Dev	Max
Metal/Rock Type	Samples	(oz/t)	(oz/t)	(oz/t)	Samples	(oz/t)	(oz/t)	(oz/t)
Silver:
All Samples	69,627	0.128	0.402	44.77	69,627	0.124	0.263	5.83
Tbx-Breccia	16,320	0.107	0.180	8.00	16,320	0.105	0.146	1.90
Tsl-Sills	3,716	0.110	0.393	15.00	3,716	0.102	0.236	2.77
Tdk-Dikes	9,084	0.107	0.206	7.38	9,084	0.105	0.160	2.04
Pzu-Paleozoic	824	0.065	0.084	0.58	824	0.065	0.084	0.58
Cdw-Deadwood	9,272	0.238	0.471	11.68	9,272	0.237	0.445	5.25
Pgn-Greenstone	14,501	0.103	0.286	25.78	14,501	0.100	0.173	2.48
Pff-Flagrock	13,185	0.136	0.650	44.77	13,185	0.126	0.337	5.83
Pef-Ellison	2,725	0.098	0.538	24.03	2,725	0.086	0.209	2.33

Table 11-10: Summary Statistics of 10 ft. Composites

	Not Capped				Capped
	No. of	Mean	Std Dev	Max	No. of	Mean	Std Dev	Max
Metal/Rock Type	Samples	(oz/t)	(oz/t)	(oz/t)	Samples	(oz/t)	(oz/t)	(oz/t)
Gold:
All Samples	40,576	0.0129	0.0213	0.488	40,576	0.0128	0.0197	0.330
Tbx-Breccia	8,475	0.0152	0.0242	0.488	8,475	0.0150	0.0220	0.300
Tsl-Sills	2,834	0.0086	0.0133	0.193	2,834	0.0085	0.0126	0.149
Tdk-Dikes	5,250	0.0116	0.0189	0.431	5,250	0.0114	0.0171	0.223
Pzu-Paleozoic	929	0.0061	0.0162	0.351	929	0.0054	0.0077	0.067
Cdw-Deadwood	7,094	0.0137	0.0178	0.324	7,094	0.0136	0.0168	0.200
Pgn-Greenstone	7,572	0.0146	0.0260	0.441	7,572	0.0144	0.0246	0.330
Pff-Flagrock	6,734	0.0125	0.0202	0.369	6,734	0.0124	0.0192	0.285
Pef-Ellison	1,688	0.0079	0.0164	0.371	1,688	0.0076	0.0125	0.149

	No. of	Mean	Std Dev	Max	No. of	Mean	Std Dev	Max
Metal/Rock Type	Samples	(oz/t)	(oz/t)	(oz/t)	Samples	(oz/t)	(oz/t)	(oz/t)
Silver:
All Samples	35,431	0.127	0.303	18.03	35,431	0.123	0.232	5.47
Tbx-Breccia	8,005	0.106	0.139	3.63	8,005	0.105	0.126	1.90
Tsl-Sills	2,090	0.101	0.308	7.53	2,090	0.094	0.202	2.77
Tdk-Dikes	4,616	0.105	0.174	5.19	4,616	0.103	0.140	2.01
Pzu-Paleozoic	453	0.061	0.079	0.47	453	0.061	0.079	0.47
Cdw-Deadwood	5,276	0.229	0.426	9.20	5,276	0.226	0.399	5.25
Pgn-Greenstone	7,043	0.101	0.197	8.52	7,043	0.098	0.147	2.48
Pff-Flagrock	6,526	0.132	0.439	18.03	6,526	0.124	0.273	5.47
Pef-Ellison	1,422	0.098	0.373	10.34	1,422	0.087	0.187	2.33

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Gold (oz/t)
CUMULATIVE FREQUENCY
tbx
tsl
tdk
pzu
cdw
pgn
pff
pef
ALL
Probability Plot of Gold by Lithology - 10ft Composites

Figure 11-7: Probability Plot of Gold by Rock Type – 10 ft. Composites (IMC, 2024)

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Silver (oz/t)
CUMULATIVE FREQUENCY
tbx
tsl
tdk
pzu
cdw
pgn
pff
pef
ALL

Probability Plot of Silver by Lithology - 10ft Composites

Figure 11-8: Probability Plot of Silver by Rock Type – 10 ft. Composites (IMC, 2024)

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11.5.6	Variogram Analysis

A variogram analysis for gold mineralization was completed for the major rock types. First, approximately 60 directional variograms were calculated to search the entire sphere in about 22.5-degree increments for each rock type. These were examined to find longest range, highest clarity, variograms that might be considered to define the primary direction. Given a candidate, or candidates, for a primary direction, a series of eight variograms were calculated to search the plane perpendicular to the primary direction, to look for the secondary and tertiary axes directions. Usually, good candidates were evident for primary directions that seemed reasonable based on the geology. It is often difficult to define secondary and tertiary directions because variogram ranges in those directions are similar to the spacing between the available samples. The variograms were calculated on the 10 ft. composites and a modified covariance method was used for the calculations.

Figure 11-9 and Figure 11-10 show the variograms for Tertiary breccia. The variograms represent the primary and secondary directions of mineralization as interpreted by the QP for this section. The primary direction has an azimuth of 90° and a steep dip of 85°. This direction is consistent with the orientation of the tertiary dikes that are prevalent. The secondary direction has an azimuth of 22° with a slight upward dip of 2°. The ranges of the two variograms are about 250 ft. to 275 ft. The secondary variogram shows a slightly longer range, as fit, but the primary direction variogram has much better clarity. The directions indicated by these variograms are also appropriate for the Tertiary dikes.

Figure 11-11 and Figure 11-12 show variograms for Precambrian Greenstone. The primary direction is at an azimuth of 292° with a downward dip of 67°. The secondary axis has an azimuth of 202° and no dip. The variogram for the primary direction is fit as two structures with ranges of 300 ft. and 500 ft. respectively. The range of the secondary variogram is fit as 600 ft., but the variogram has less clarity than the primary direction.

Figure 11-13 and Figure 11-14 show variograms for Precambrian Flagrock. The primary direction is at an azimuth of 45° with a no dip. The secondary axis has an azimuth of 135° and downward dip of 45°. The variogram for the primary direction is fit as two structures with ranges of 300 ft. and 500 ft. respectively. The range of the secondary variogram is fit as 300 ft.

Figure 11-15 and Figure 11-16 show variograms for the Cambrian Deadwood. The primary direction is at an azimuth of 0° with a downward dip of 12°. The secondary axis has an azimuth of 270° (or 90°) and no dip. The ranges of the two variograms are 275 ft. and 300 ft. respectively. These variograms are also appropriate for the Tertiary sills.

Variograms for silver were also examined and there did not appear to be significant differences in the orientations for silver versus gold. It is also considered that the directions are reasonable given the geology and perceived orientation of mineralization as observed on sections.

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Tertiary Breccia
Azimuth 90 Dip 85

```
Gamma(h) From Modified Covariance
variogram analysis of : cap_au
data transformation   : none
lag option            : 1      class size    25.
file/variogram number : lith_tbx_cap_au_MC_o  1

azimuth                90.0   direction          East
dip angle              85.0   mean             0.0150
horizontal window      15.0   variance         0.0005
vertical window        15.0   no. of samples     8501

spherical:   c    0.3700E-03 range0.2500E+03
nugget            0.1200E-03 sill 0.4900E-03
```

0.00060
0.00050
0.00040
0.00030
0.00020
0.00010
GAMMA(h) FROM MODIFIED COVARIANCE
100.
200.
300.
400.
500.
DISTANCE (H)

Figure 11-9: Variogram for Tertiary Breccia – Azimuth 90°, Dip 85°

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Tertiary Breccia
Azimuth 22 Dip -2

```
Gamma(h) From Modified Covariance
variogram analysis of : cap_au
data transformation   : none
lag option            : 1      class size    25.
file/variogram number : lith_tbx_cap_au_MC_o  5

azimuth               22.4   direction       N 22.4 E
dip angle             -1.9   mean              0.0150
horizontal window     15.0   variance          0.0005
vertical window       15.0   no. of samples      8501

spherical:   c     0.3700E-03 range0.2750E+03
nugget             0.1200E-03 sill  0.4900E-03
```

0.00060
0.00050
0.00040
0.00030
0.00020
0.00010
-0.00010
GAMMA(h) FROM MODIFIED COVARIANCE
100.
200.
300.
400.
500.
DISTANCE (H)

Figure 11-10: Variogram for Tertiary Breccia – Azimuth 22°, Dip -2°

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Precambrian Greenstone
Azimuth 292 Dip 67

```
Gamma(h) From Modified Covariance
variogram analysis of : cap_au
data transformation   : none
lag option            : 1       class size    50.
file/variogram number : lith_pgn_cap_au_MC_o  1

azimuth              292.0   direction         N 68.0 W
dip angle             67.0   mean                0.0130
horizontal window     15.0   variance            0.0005
vertical window       15.0   no. of samples       10863

spherical:   c    0.3500E-03 range0.3000E+03
spherical:   c    0.1500E-03 range0.5000E+03
nugget            0.0000E+00 sill 0.5000E-03
```

GAMMA(h) FROM MODIFIED COVARIANCE
0.00050
0.00040
0.00030
0.00020
0.00010
-0.00010
200.
400.
600.
800.
1000.
DISTANCE (H)

Figure 11-11: Variogram for Precambrian Greenstone – Azimuth 292°, Dip 67°

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Precambrian Greenstone
Azimuth 202 Dip 0

Gamma(h) From Modified Covariance
variogram analysis of : cap_au
data transformation : none
lag option : 1 class size 50.
file/variogram number : lith_pgn_cap_au_MC_o 6

azimuth	202.0	direction	S 22.0 W
dip angle	-0.0	mean	0.0130
horizontal window	15.0	variance	0.0005
vertical window	15.0	no. of samples	10863

spherical: c 0.2400E-03 range0.6000E+03
nugget 0.2600E-03 sill 0.5000E-03

0.00050
0.00040
0.00030
0.00020
0.00010
-0.00010
GAMMA(h) FROM MODIFIED COVARIANCE
200.
400.
600.
800.
1000.
DISTANCE (H)

Figure 11-12: Variogram for Precambrian Greenstone – Azimuth 202°, Dip 0°

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Precambrian Flagrock
Azimuth 45 Dip 0

```
Gamma(h) From Modified Covariance
variogram analysis of : cap_au
data transformation   : none
lag option            : 1      class size    50.
file/variogram number : lith_pff_cap_au_MC_o  1

azimuth              45.0   direction       N 45.0 E
dip angle             0.0   mean              0.0125
horizontal window    15.0   variance          0.0003
vertical window      15.0   no. of samples      8879

spherical:   c    0.2000E-03 range0.3000E+03
spherical:   c    0.1000E-03 range0.5000E+03
nugget            0.5000E-04 sill 0.3500E-03
```

0.00035
0.00030
0.00025
0.00020
0.00015
0.00010
0.00005
-0.00005
GAMMA(h) FROM MODIFIED COVARIANCE
200.
400.
600.
800.
1000.
DISTANCE (H)

Figure 11-13: Variogram for Precambrian Flagrock – Azimuth 45° - Dip 0°

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Precambrian Flagrock
Azimuth 135 Dip 45

```
Gamma(h) From Modified Covariance
variogram analysis of : cap_au
data transformation   : none
lag option            : 1       class size    50.
file/variogram number : lith_pff_cap_au_MC_o  4

azimuth              315.0   direction        N 45.0 W
dip angle            -45.0   mean               0.0125
horizontal window     15.0   variance           0.0003
vertical window       15.0   no. of samples       8879

spherical:   c    0.2500E-03 range0.3000E+03
nugget            0.1000E-03 sill 0.3500E-03
```

0.00035
0.00030
0.00025
0.00020
0.00015
0.00010
0.00005
-0.00005
GAMMA(h) FROM MODIFIED COVARIANCE
200.
400.
600.
800.
1000.
DISTANCE (H)

Figure 11-14: Variogram for Precambrian Flagrock – Azimuth 135° – Dip 45°

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Cambrian Deadwood
Azimuth 0 Dip 12

```
Gamma(h) From Modified Covariance
variogram analysis of : cap_au
data transformation   : none
lag option            : 1      class size    50.
file/variogram number : lith_cdw_cap_au_MC_o  1

azimuth                 0.0   direction          North
dip angle              12.0   mean              0.0134
horizontal window      15.0   variance          0.0003
vertical window        15.0   no. of samples      7176

spherical:    c    0.1900E-03 range0.3750E+03
nugget             0.9000E-04 sill 0.2800E-03
```

0.00030
0.00025
0.00020
0.00015
0.00010
0.00005
-0.00005
GAMMA(h) FROM MODIFIED COVARIANCE
200.
400.
600.
800.
1000.
DISTANCE (H)

Figure 11-15: Variogram for Cambrian Deadwood – Azimuth 0° – Dip 12°

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Cambrian Deadwood
Azimuth 270 Dip 0

```
Gamma(h) From Modified Covariance
variogram analysis of : cap_au
data transformation   : none
lag option            : 1      class size    50.
file/variogram number : lith_cdw_cap_au_MC_o  6

azimuth              270.0   direction           West
dip angle             -0.0   mean              0.0134
horizontal window     15.0   variance          0.0003
vertical window       15.0   no. of samples      7176

spherical:   c    0.1600E-03 range0.4000E+03
nugget            0.1200E-03 sill 0.2800E-03
```

0.00030
0.00025
0.00020
0.00015
0.00010
0.00005
-0.00005
GAMMA(h) FROM MODIFIED COVARIANCE
200.
400.
600.
800.
1000.
DISTANCE (H)

Figure 11-16: Variogram for Cambrian Deadwood – Azimuth 270° – Dip 0°

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11.5.7	Block Grade Estimation

Block grades for gold and silver were estimated with inverse distance with a power weight of 2 (ID2). The ID2 method was chosen because it generally results in less smoothing (smearing) than ordinary kriging (OK). As previously discussed, the estimates are based on 10 ft. downhole composites. All estimates were done using a maximum of 15 composites, a minimum of three composites, and a maximum of three composites per hole. A minimum of one hole was allowed to estimate grades. This is a change from the AKF model that required a minimum of two holes. For the updated model, blocks estimated with only one or two drillholes are classified as inferred mineral resources. The QP for this section believes this change is reasonable and within industry practices.

Table 11-11 shows the estimation parameters for gold and silver. The parameters show the orientation of the composite search ellipse and the search radii in the major, minor, and tertiary axis directions. The search orientations for the Tertiary breccia, Tertiary dikes, Precambrian Greenstone, and Precambrian Flagrock are relatively steep. The orientations for the Tertiary sills, Cambrian Deadwood, Precambrian Ellison and Undifferentiated Paleozoic units are relatively flat with a slight plunge to the north. Much of the Precambrian Ellison sampling data is adjacent to, and below, the Cambrian Deadwood. The search orientations and search radii were the same for gold and silver.

There were relatively few hard boundaries for the estimations. For gold the hard boundaries were between the Deadwood and the Tertiary sills, the Deadwood and the Ellison, and the Tertiary dikes and the Ellison. There were also hard boundaries between the Paleozoic units and the Tertiary breccia, Precambrian Greenstone, Precambrian Flagrock, and Precambrian Ellison.

For silver the hard boundaries are between the Deadwood and the Tertiary dikes and the Deadwood and the Ellison. There were also hard boundaries between the Paleozoic units and the Tertiary breccia, Precambrian Greenstone, Precambrian Flagrock, and Precambrian Ellison.

The boundaries were evaluated independently for gold and silver. The evaluation was based on pairing samples relatively short distances apart across the various boundaries and reviewing statistics of the sample pairs to determine if a hard boundary was indicated. The analysis was done with assay data and 10 ft. composites. A maximum separation distance of 30 ft. was used. For assays the data was examined in 5 ft. distance intervals and composites were examined in 10 ft. intervals.

Figure 11-17 and Figure 11-18 show gold grades on cross sections A-A’ and B-B’ respectively. In Figure 11-18 it can be seen where mining was conducted in the high-grade portion of Richmond Hill. The area was also backfilled with the waste material from the prior mining.

Figure 11-19 shows silver grades on cross section A-A’. Note the relatively high silver grades in the flat lying Deadwood Formation in Chism Gulch on the far right of the figure.

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Table 11-11: Estimation Parameters

			Rotation Angles (Note 1)			Search Radii			Number of Composites
Lithology Code	Lithology	Allowable Lith Codes	Theta (deq)	Phi (deq)	Psi (deq)	Major (ft)	Minor (ft )	Tertiary (ft)	Max	Min	Max/ Hole	ID Power
Gold:
20	Tertiary Breccia	All, except 45	90	-85	-20	250	250	62.5	15	3	3	2
30	Tertiary Sills	All except 50	0	-12	0	250	250	50	15	3	3	2
40	Tertiary Dikes	All except 80	90	-85	-20	250	250	50	15	3	3	2
45	Paleozoic (undif)	30,40,45,50	0	-12	0	250	250	50	15	3	3	2
50	Cambrian Deadwood	All except 30, 80	0	-12	0	250	250	50	15	3	3	2
60	Precambrian Greenstone	All, except 45	-68	-67	0	250	250	62.5	15	3	3	2
70	Precambrian Flagrock	All, except 45	45	0	-45	250	125	125	15	3	3	2
80	Precambrian Ellison	All except 40, 45, 50	0	-12	0	250	250	50	15	3	3	2
Silver
20	Tertiary Breccia	All, except 45	90	-85	-20	250	250	62.5	15	3	3	2
30	Tertiary Sills	All	0	-12	0	250	250	50	15	3	3	2
40	Tertiary Dikes	All except 50	90	-85	-20	250	250	50	15	3	3	2
45	Paleozoic (undif)	30,40,45,50	0	-12	0	250	250	50	15	3	3	2
50	Cambrian Deadwood	All except 40, 80	0	-12	0	250	250	50	15	3	3	2
60	Precambrian Greenstone	All, except 45	-68	-67	0	250	250	62.5	15	3	3	2
70	Precambrian Flagrock	All, except 45	45	0	-45	250	125	125	15	3	3	2
80	Precambrian Ellison	All except 45, 50	0	-12	0	250	250	50	15	3	3	2

Note 1.	GSLIB convention for angles:
theta - rotation of y (north) axis clockwise to principal direction in horizontal plane.
phi - dip of principal axis, negative is down.
psi - rotation around principal axis, clockwise is negative.

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Figure 11-17: Gold Grade on Cross Section A-A’ (See Figure 11-2)

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Figure 11-18: Gold Grades on Cross Section B-B’ (See Figure 11-2)

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Figure 11-19: Silver Grades on Cross Section A-A’ (See Figure 11-2)

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11.5.8	Resource Classification

To classify measured and indicated versus inferred mineral resources, two additional block estimates were done to measure the average distance of each block to the nearest three and four drillholes. These were based on the same search orientations and search radii as the gold grade estimates. The first estimate was based on a maximum of four composites, a minimum of four, and a maximum of one composite per hole. The second estimate was based on a maximum of three composites, a minimum of three, and a maximum of one composite per hole. These estimates provide the average distance to the nearest three and four holes to each block and the distances were stored in the block model. Note the grades from these estimates were not used.

Blocks with an average distance to the nearest four holes less than 125 ft. were assigned as measured mineral resources. Blocks with an average distance to the nearest three holes less than 175 ft. (and not measured) were assigned as indicated mineral resource. This includes all blocks estimated with only one or two drillholes. Remaining blocks with an estimated gold grade were assigned to inferred mineral resource. Generally (not specific to Richmond Hill) an average distance to the nearest four holes of 125 ft. corresponds to an average drill spacing of about 150 ft., and an average distance to the nearest three holes of 175 ft. corresponds to an average drill spacing of about 230 ft. These estimates are approximate. Due to many angle holes from common drilling pads, the Richmond sample spacing fluctuates widely.

Figure 11-20 and Figure 11-21 show probability plots of the average distance to the nearest three and four holes. Figure 11-22 and Figure 11-23 show the resource classification on cross sections A-A’ and B-B’ respectively.

After calculating the average distances to the blocks and assigning an initial classification a filtering algorithm was applied to the classification. The purpose of the filtering was to remove small clusters of blocks surrounded by blocks of different classification and to smooth out the boundaries of the various categories. The filtering identified blocks that were contacted on three or four edges by blocks of a different resource category. Five filtering passes were done, and each pass consisted of the following steps:

•	Measured blocks with 3 or 4 adjacent indicated blocks were set to indicated.
•	Measured blocks with 3 or 4 adjacent inferred blocks were set to inferred (rare case).
•	Indicated blocks with 3 or 4 adjacent measured blocks were set to measured.
•	Indicated blocks with 3 or 4 adjacent inferred blocks were set to inferred.
•	Inferred blocks with 3 or 4 adjacent measured blocks were set to measured (rare case).
•	Inferred blocks with 3 or 4 adjacent indicated blocks were set to indicated.
•	Measured blocks with 3 or 4 adjacent indicated or inferred blocks were set to indicated.
•	Indicated blocks with 3 or 4 adjacent measured or inferred blocks were set to inferred.
•	Inferred blocks with 3 or 4 adjacent measured or indicated blocks were set to indicated.

The QP for this section is of the opinion that the classifications of measured, indicated, and inferred mineral resources are adequate. When examined on cross sections, the measured mineral resources correspond to a high density of sampling information, sufficient to allow accurate geologic interpretation and confirm grade quality and continuity.

When examined on cross sections, the indicated mineral resources correspond to a reasonable level of data density, though less than the measured mineral resources. The data density is adequate for reasonable interpretations of geologic conditions and grade quality and continuity.

Inferred mineral resources are based on some, but more limited sampling data, sometimes only one drillhole. However, given the relatively disseminated distribution of grades in the deposit, the QP for this section is confident that the majority of the inferred mineral resource can be upgraded to measured or indicated mineral resource with additional exploration.

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Measured Mineral Resource
Indicated Mineral Resource
Inferred Mineral Resource
Distance (Ft)
CUMULATIVE FREQUENCY
3 Holes
4 Holes
Probability Plot of Avg Distance to Nearest 3 and 4 Holes – Tertiary Breccia – Gold > 0.003 oz/t

Figure 11-20: Probability Plot of Average Distance to Nearest 3 and 4 Holes – Tertiary Breccia

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Measured Mineral Resource
Indicated Mineral Resource
Inferred Mineral Resource
Distance (Ft)
0.01 0.05 0.1 0.2 0.5 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.5 99.8 99.9 99.99
250.0 225.0 200.0 175.0 150.0 125.0 100.0 75.00 50.00 25.00

CUMULATIVE FREQUENCY — 3 Holes — 4 Holes

Probability Plot of Avg Distance to Nearest 3 and 4 Holes – Cambrian Deadwood – Gold > 0.003 oz/t

Figure 11-21: Probability Plot of Average Distance to Nearest 3 and 4 Holes – Cambrian Deadwood

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Figure 11-22: Resource Classification on Cross Section A-A’

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Figure 11-23: Resource Classification on Cross Section B-B’

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11.5.9	Bulk Density

The drilling database included about 13,700 specific gravity measurements for Dakota Gold drill core that were conducted by Dakota personnel. The measurements were by the water immersion method. The weights in air and in water, along with the specific gravity calculations, were provided with the drilling database.

These were analyzed by rock type and oxide zone. Table 11-12 summarizes the data for the samples where a rock type and oxide zone could be assigned. The data was trimmed for the analysis; 10 samples greater than 4.0 and 23 samples less than 1.2 were excluded. The average specific gravity was reduced by 2% (0.98 bulk factor) to allow for voids at a larger scale than the available samples and also a general tendency to measure more competent samples. The tonnage factors and ktons/block values on the table reflect this reduction.

Table 11-12: Specific Gravity Measurements

Lilh Code	Lithology/Oxidation	No. of Samples	Mean (g/cm3)	Std Dev (g/cm3)	Max (g/cm3)	Min (g/cm3)	Bulk Factor	Ton Fact ft3/ton	Ktons/ Block
20	Tertiary Breccia
	10 - Oxide	766	2.453	0.240	3.293	1.645	0.980	13.33	0.600
	20 - Transition	266	2.596	0.242	3.341	1.900	0.980	12.60	0.635
	30 - Sulfide	2,651	2.694	0.213	3.981	1.281	0.980	12.14	0.659
30	Tertiary Sills
	10 - Oxide	479	2.540	0.153	3.750	1.720	0.980	12.88	0.621
	20, 30 - Trans/Sulfide	44	2.474	0.145	2.832	2.132	0.980	13.22	0.605
40	Tertiary Dikes
	10 - Oxide	281	2.524	0.221	3.243	1.356	0.980	12.96	0.617
	20, 30 - Trans/Sulfide	1,166	2.664	0.240	3.827	1.218	0.980	12.28	0.652
45	Undifferentiated Paleozoic
	10 - Oxide	14	2.370	0.205	2.891	2.077	0.980	13.80	0.580
50	Cambrian Deadwood
	10 - Oxide	1,133	2.485	0.200	3.670	1.658	0.980	13.16	0.608
	20 - Transition	82	2.562	0.237	3.331	1.927	0.980	12.77	0.627
	30 - Sulfide	155	2.584	0.175	3.022	2.139	0.980	12.66	0.632
60	Precambrian Greenstone
	10 - Oxide	497	2.574	0.256	3.256	1.299	0.980	12.71	0.630
	20 - Transition	384	2.677	0.231	3.977	1.591	0.980	12.22	0.655
	30 - Sulfide	2,516	2.760	0.229	3.876	1.322	0.980	11.85	0.675
70	Precambrian Flagrock
	10 - Oxide	126	2.643	0.223	3.970	2.040	0.980	12.37	0.646
	20 - Transition	355	2.761	0.220	3.383	1.587	0.980	11.85	0.675
	30 - Sulfide	1,714	2.801	0.212	3.807	1.223	0.980	11.68	0.685
80	Precambrian Ellison
	10 - Oxide	276	2.687	0.175	3.517	1.714	0.980	12.17	0.657
	20 - Transition	196	2.766	0.124	3.222	2.017	0.980	11.82	0.677
	30 - Sulfide	441	2.753	0.122	3.896	1.793	0.980	11.88	0.673
	Total	13,542	2.671	0.242	3.981	1.218	0.980	12.24	0.653
14	Leach Pad		1.800				1.000	17.81	0.449
15	Waste Rock		2.000				1.000	16.03	0.499

Note 1. Data is trimmed. Values < 1.2 (23 samples ) and values > 4.0 (10 samples) are excluded .

Note 2. Tonnage factor is 32.05218/sg.

Specific gravities of 1.8 and 2.0 were assigned for the existing leach pad and waste rock area.

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11.6	Reconciliation of January 2025 and October 2023 Mineral Resources

11.6.1	Leach Mineral Resource

Table 11-13 presents a reconciliation of the January 2025 mineral resource estimate with the October 2023 estimate for mineral resources amenable to leaching. This includes the oxide and transition material. Item 1 on the table is the October 2023 mineral resource estimate for oxide and transition material as stated by AKF. Items 2 through 11 are calculations done by IMC, using the AKF resource model, to show the impact of changes in the various parameters. In most cases, a new resource shell was developed by IMC to measure the prospective change. Items 12 through 13 are based on the updated resource model developed by IMC.

Item 1 is the October 2023 mineral resource estimate. There were no measured mineral resources reported by AKF. The indicated mineral resource was 41.7 million tons at 0.0206 oz/t gold for 859,000 contained gold ounces. Inferred mineral resource was 52.2 million tons at 0.0160 oz/t gold for 835,900 contained gold ounces. Oxide and transition material are not reported separately on the table, but the gold cut-off grades for each are shown and were 0.0062 oz/t for oxide and 0.0085 oz/t for transition, due to differences in estimated gold recovery. IMC was able to validate these results based on the AKF resource block model and the economic parameters used to develop the resource shell. Note that total tons in the various resource shells are also presented on Table 11-13 to show changes for each case.

Item 3 on Table 11-13 shows the impact of replacing the AKF oxide, transition, and sulfide domains with the updated interpretation. A new pit shell was developed based on the new domains and same economic parameters used by AKF. This resulted in 64.0 million tons of indicated mineral resource at 0.0205 oz/t gold for 1.31 million contained gold ounces. Inferred mineral resource was 84.7 million tons at 0.0153 oz/t gold for 1.30 million ounces of contained gold. Item 2 shows that using the new domains, indicated mineral resource would have increased by 22.3 million tons and 453,000 contained ounces and inferred mineral resources would have increased by 32.5 million tons and 460,500 contained ounces. Much of this gain represents sulfide material reclassified as oxide or transition material.

The October 2023 mineral resource was reported at breakeven gold cut-off grades. The January 2025 mineral resource is reported at internal cut-off grades. Item 5 shows the impact of reporting at internal cut-off grades, 0.0050 oz/t for oxide and 0.0085 oz/t for transition material. Item 4 shows for indicated mineral resource this change in cut-off grades would have increased the AKF resource by 5.43 million tons and 35,000 contained gold ounces and inferred mineral resources by 12.1 million tons and 69,100 contained ounces.

Item 7 on Table 11-13 shows the impact of updated gold recoveries. The October 2023 mineral resource estimate was based on recoveries of 87% for oxide, 65% for transition, and 42% for sulfide. This is based on grinding the mineral resource and leaching in tanks. The updated recoveries are 89% for oxide, 65% for transition material, and 85% for sulfide. This is based on crushing and heap leaching for oxide and transition material and grinding followed by flotation to produce a gold sulfide concentrate for the sulfides. The recoveries for the two estimates are similar for oxide and transition material. A new pit shell was developed based on the new recoveries, but with the same cost parameters as the October 2023 estimate. This would have resulted in 70.4 million tons of indicated mineral resource at 0.0192 oz/t gold for 1.35 million contained gold ounces. Inferred mineral resource would have been 101.6 million tons at 0.0138 oz/t gold for 1.40 million ounces of contained gold. Item 6 shows that the indicated mineral resource would have increased by 999,000 tons and 5,300 contained ounces and the inferred mineral resources would have increased by 4.76 million tons and 36,700 contained ounces.

Item 9 on Table 11-13 shows the impact of an increase in gold price on the October 2023 mineral resource estimate. The October 2023 mineral resource estimate was based on a gold price of $1900/oz. Increasing the gold price to $2000/oz, along with the cumulative changes in parameters discussed above, would have resulted in 71.7 million tons of indicated mineral resource at 0.0190 oz/t gold for 1.36 million contained gold ounces for the AKF model (calculated by IMC). Inferred mineral resource would have been 107.4 million tons at 0.0135 oz/t gold for 1.45 million ounces of contained gold. Item 8 shows for indicated mineral resource this change would have increased the resource by 1.32 million tons and 11,000 contained ounces, and for inferred mineral resources this change would have increased the resource by 5.76 million tons and 47,200 contained ounces. The increased gold price resulted in a small decrease in the gold cut-off grades.

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Item 11 on Table 11-13 shows the impact of updated unit costs on the October 2023 mineral resource estimate. The October 2023 estimate was based on a mining cost of $1.80/t versus $2.15/t for the updated mineral resource estimate. The October 2023 unit costs for processing and G&A were $8.00/t for all material types. For the updated estimate the unit costs for processing and G&A are $4.39/t for oxide leach, $5.15/t for transition leach, and $7.83/t for sulfide milling. The updated estimate also includes some treatment and refining charges that were not broken out separately for the October 2023 estimate. The lower process costs for heap leaching reduced the gold internal cut-off grades to 0.0026 oz/t for oxide and 0.0041 oz/t for transition material. This change would have resulted in 83.7 million tons of indicated mineral resource at 0.0169 oz/t gold for 1.41 million contained gold ounces. Inferred mineral resource would have been 145.6 million tons at 0.0112 oz/t gold for 1.63 million ounces of contained gold. Item 10 shows that indicated mineral resource would have increased the October 2023 resource by 11.9 million tons and 51,100 contained ounces and increased inferred mineral resources by 38.3 million tons and 181,900 contained ounces.

All the previous mineral resource tabulations in this section are based on the model used for the October 2023 mineral resource estimate. Item 13 on the table shows the impact of the updated January 2025 resource model and the economic parameters for the current mineral resource estimate. This item is based on a resource shell developed with gold only; silver is reported but did not contribute to economics for the case. This resulted in 264.6 million tons of measured and indicated mineral resource at 0.0137 oz/t gold and 0.141 oz/t silver for 3.63 million contained gold ounces and 37.4 million contained silver ounces. Inferred mineral resource was 244.4 million tons at 0.0104 oz/t gold and 0.089 oz/t silver for 2.54 million ounces of contained gold and 21.7 million ounces of contained silver. Item 12 shows the incremental tons and contained ounces due to the updated model.

Item 15 is the final mineral resource estimate, with silver contributing to the economics. Item 14 shows the impact of adding silver to the resource estimate is modest. However, it is important to have estimates of the amount of silver that might be produced for process plant design.

The sensitivity analysis shows a large difference between the October 2023 and January 2025 mineral resources, and that the difference is mostly due to the resource models. Additional drilling and analysis have eliminated the need for the conservative assumptions in the October 2023 model regarding hard geologic boundaries and the requirement for two holes for a block grade estimation. Based on this additional data and analysis, the QP has added blocks to the resource model that were not evaluated in the October 2023 model. It is interesting to note that Item 11 on the table is based on the October 2023 model and all the economic and recovery parameters used for the current mineral resource. Note that the sum of indicated and inferred mineral resources for that item amounts to 229.3 million tons at 0.0133 oz/t gold for 3.05 million ounces of contained gold. This result is reasonably consistent with the measured and indicated mineral resources in the updated mineral resource estimate. The October 2023 resource model can be interpreted as a model of measured and indicated mineral resources (though not reported that way) with limited inferred mineral resources included.

11.6.2	Mill Resource

Table 11-14 shows the reconciliation for mineral resources amenable to milling that is comprised of sulfide material. This is parallel to the analysis for mineral resources amenable to leaching; the impact of all the same parameters is measured in the analysis.

Item 1 on the table is the October 2023 mineral resource estimate. There were no measured mineral resources reported. The indicated mineral resource was 15.4 million tons at 0.0304 oz/t gold for 469,200 contained gold ounces. Inferred mineral resource was 11.8 million tons at 0.0252 oz/t gold for 296,300 contained gold ounces. The gold cut-off grade for the mineral resource amenable to milling was 0.0128 oz/t. IMC was able to validate these results based on the AKF resource block model and the economic parameters used to develop the resource shell.

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Item 3 on the table shows the impact of replacing the AKF oxide, transition, and sulfide domains with the updated domain interpretation. A new pit shell was developed by IMC based on the new domains and same economic parameters used by AKF. This resulted in 6.54 million tons of indicated mineral resource at 0.0256 oz/t gold for 167,300 contained gold ounces. Inferred mineral resources were 4.30 million tons at 0.0232 oz/t gold for 99,700 ounces of contained gold. Item 2 shows for indicated mineral resource this is a decrease of 8.90 million tons and 301,900 contained ounces and for inferred mineral resources this is a decrease of 7.46 million tons and 196,600 contained ounces. Much of this decrease represents sulfide material reclassified as oxide or transition material.

The October 2023 mineral resource was reported at breakeven gold cut-off grades. The January 2025 mineral resource is reported at internal cut-off grades. Item 5 shows the impact of reporting at internal cut-off grade of 0.0104 oz/t. Item 4 shows for indicated mineral resource this is an increase of 850,000 tons and 9,900 contained gold ounces and for inferred mineral resources this is an increase of 561,000 tons and 6,200 contained ounces.

Item 7 on the table shows the impact of updated gold recoveries. The October 2023 mineral resource estimate was based on a recovery of 42% for sulfide material, based on grinding the mineral resource and leaching in tanks. The updated recovery for sulfide is 85% based grinding followed by flotation to produce a gold sulfide concentrate. This reduced the internal cut-off grade mill material to 0.0051 oz/t. A new pit shell was developed based on the new recoveries, but with the same cost parameters as the October 2023 estimate. This resulted in 13.1 million tons of indicated mineral resource at 0.0185 oz/t gold for 242,200 contained gold ounces. Inferred mineral resources were 14.9 million tons at 0.0164 oz/t gold for 243,600 ounces of contained gold. Item 6 shows for indicated mineral resource this is an increase of 5.71 million tons and 65,000 contained ounces and for inferred mineral resources this is an increase of 10.0 million tons and 137,600 contained ounces.

Item 9 on the table shows the impact of an increase in gold price on the mineral resource estimate. The October 2023 mineral resource estimate was based on a gold price of $1900/oz. Increasing the gold price to $2000/oz, along with the cumulative changes discussed above, results in 13.3 million tons of indicated mineral resources at 0.0183 oz/t gold for 243,800 contained gold ounces. Inferred mineral resource is 15.4 million tons at 0.0162 oz/t gold for 248,900 ounces of contained gold. Item 8 shows for indicated mineral resource this change would have resulted in an increase of 229,000 tons and 1,600 contained ounces and for inferred mineral resources this change would have resulted in an increase of 514,000 tons and 5,400 contained ounces. The increased gold price resulted in a small decrease in the gold cut-off grade to 0.0049 oz/t.

Item 11 on the table shows the impact of updated unit costs on the mineral resource estimate. The October 2023 unit costs for processing and G&A were $8.00/t for sulfide material. For the updated estimate the unit costs for processing and G&A are $7.83/t for sulfide milling. The updated estimate also includes treatment and refining charges of $6.00/oz and a payable amount of 95.5% that was not broken out separately for the October 2023 estimate. This resulted in 13.2 million tons of indicated mineral resource at 0.0185 oz/t gold for 243,400 contained gold ounces. Inferred mineral resource was 14.7 million tons at 0.0162 oz/t gold for 238,900 ounces of contained gold. Item 10 shows a slight decrease for indicated and inferred mineral resources due to the treatment charges.

All the previous mineral resource tabulations in this section are based on the model used for the October 2023 mineral resource estimate. Item 13 on the table shows the impact of the updated January 2025 resource model and the economic parameters for the current mineral resource estimate. This item is based on a resource shell developed with gold only; silver is reported but did not contribute to economics for the case. This resulted in 63.9 million tons of measured and indicated mineral resources at 0.0147 oz/t gold and 0.140 oz/t silver for 941,500 contained gold ounces and 8.92 million contained silver ounces. Inferred mineral resource was 161.1 million tons at 0.0130 oz/t gold and 0.143 oz/t silver for 2.09 million ounces of contained gold and 23.0 million ounces of contained silver. Item 12 shows the incremental tons and contained ounces due to the updated model.

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Item 15 is the final mineral resource estimate, with silver contributing to the economics. Item 14 shows the impact of adding silver to the resource estimate is modest for measured and indicated mineral resources but resulted in a significant increase in inferred mineral resources.

As with leach material, the sensitivity analysis shows a large difference between the October 2023 and January 2025 mineral resources, and that the difference is mostly due to the resource models.

Table 11-13: Reconciliation of January 2025 and October 2023 Mineral Resources – Leach Resource

Price/Resource Category	Cut-off (oz/t)	Ktons	AuEq (oz/t)	Gold (oz/t)	Silver (oz/t)	Gold (koz)	Silver (koz)	Total Ktons
1. AFK October 2023 Oxide/Mixed Mineral Resource
Measured Mineral Resource	Oxide	0	0.0000	0.0000	0.000	0.0	0
Indicated Mineral Resource	0.0062	41,699	0.0000	0.0206	0.000	859.0	0
Meas/Indic Mineral Resource	Transition	41,699	0.0000	0.0206	0.000	859.0	0	295,000
Inferred Mineral Resource	0.0085	52,243	0.0000	0.0160	0.000	835.9	0
2. Due to Updated Oxide/Transition/Sulfide Domains
Measured Mineral Resource	Oxide	0	0.0000	0.0000	0.000	0.0	0
Indicated Mineral Resource	0.0062	22,301	0.0000	0.0203	0.000	453.0	0
Meas/Indic Mineral Resource	Transition	22,301	0.0000	0.0203	0.000	453.0	0	53,067
Inferred Mineral Resource	0.0085	32,485	0.0000	0.0142	0.000	460.5	0
3. Updated Oxide/Transition/Sulfide Domains
Measured Mineral Resource	Oxide	0	0.0000	0.0000	0.000	0.0	0
Indicated Mineral Resource	0.0062	64,000	0.0000	0.0205	0.000	1,312.0	0
Meas/Indic Mineral Resource	Transition	64,000	0.0000	0.0205	0.000	1,312.0	0	348,067
Inferred Mineral Resource	0.0085	84,728	0.0000	0.0153	0.000	1,296.3	0
4. Due to Internal versus Breakeven Cut-off Grade
Measured Mineral Resource	Oxide	0	0.0000	0.0000	0.000	0.0	0
Indicated Mineral Resource	0.0050	5,431	0.0000	0.0064	0.000	35.0	0
Meas/Indic Mineral Resource	Transition	5,431	0.0000	0.0064	0.000	35.0	0	0
Inferred Mineral Resource	0.0067	12,110	0.0000	0.0057	0.000	69.1	0
5. Updated Domains, Internal Cut-off Grades
Measured Mineral Resource	Oxide	0	0.0000	0.0000	0.000	0.0	0
Indicated Mineral Resource	0.0050	69,431	0.0000	0.0194	0.000	1,347.0	0
Meas/Indic Mineral Resource	Transition	69,431	0.0000	0.0194	0.000	1,347.0	0	348,067
Inferred Mineral Resource	0.0067	96,838	0.0000	0.0141	0.000	1,365.4	0
6. Due to Updated Recoveries
Measured Mineral Resource	Oxide	0	0.0000	0.0000	0.000	0.0	0
Indicated Mineral Resource	0.0049	999	0.0000	0.0053	0.000	5.3	0
Meas/Indic Mineral Resource	Transition	999	0.0000	0.0053	0.000	5.3	0	65,122
Inferred Mineral Resource	0.0067	4,762	0.0000	0.0077	0.000	36.7	0

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Price/Resource Category	Cut-off (oz/t)	Ktons	AuEq (oz/t)	Gold (oz/t)	Silver (oz/t)	Gold (koz)	Silver (koz)	Total Ktons
7. Updated Process Recoveries
Measured Mineral Resource	Oxide	0	0.0000	0.0000	0.000	0.0	0
Indicated Mineral Resource	0.0049	70,430	0.0000	0.0192	0.000	1,352.3	0
Meas/Indic Mineral Resource	Transition	70,430	0.0000	0.0192	0.000	1,352.3	0	413,189
Inferred Mineral Resource	0.0067	101,600	0.0000	0.0138	0.000	1,402.1	0
8. Due to $2,000/oz Price
Measured Mineral Resource	Oxide	0	0.0000	0.0000	0.000	0.0	0
Indicated Mineral Resource	0.0047	1,319	0.0000	0.0083	0.000	11.0	0
Meas/Indic Mineral Resource	Transition	1,319	0.0000	0.0083	0.000	11.0	0	16,743
Inferred Mineral Resource	0.0064	5,757	0.0000	0.0082	0.000	47.2	0
9. $2,000/oz Gold - DGC Resource Price
Measured Mineral Resource	Oxide	0	0.0000	0.0000	0.000	0.0	0
Indicated Mineral Resource	0.0047	71,749	0.0000	0.0190	0.000	1,363.2	0
Meas/Indic Mineral Resource	Transition	71,749	0.0000	0.0190	0.000	1,363.2	0	429,932
Inferred Mineral Resource	0.0064	107,357	0.0000	0.0135	0.000	1,449.3	0
10. Due to Dakota Gold Costs
Measured Mineral Resource	Oxide	0	0.0000	0.0000	0.000	0.0	0
Indicated Mineral Resource	0.0026	11,940	0.0000	0.0043	0.000	51.1	0
Meas/Indic Mineral Resource	Transition	11,940	0.0000	0.0043	0.000	51.1	0	30,095
Inferred Mineral Resource	0.0041	38,285	0.0000	0.0048	0.000	181.9	0
11. Dakota Gold Costs
Measured Mineral Resource	Oxide	0	0.0000	0.0000	0.000	0.0	0
Indicated Mineral Resource	0.0026	83,689	0.0000	0.0169	0.000	1,414.3	0
Meas/Indic Mineral Resource	Transition	83,689	0.0000	0.0169	0.000	1,414.3	0	460,027
Inferred Mineral Resource	0.0041	145,642	0.0000	0.0112	0.000	1,631.2	0
12. Due to Updated Resource Model (Only Gold Used to Determine Resource Shell)
Measured Mineral Resource	Oxide	112,566	0.0000	0.0159	N.A.	1,789.8	18,123
Indicated Mineral Resource	0.0026	68,376	0.0000	0.0062	N.A.	425.6	19,312
Meas/Indic Mineral Resource	Transition	180,942	0.0000	0.0122	N.A.	2,215.4	37,435	739,636
Inferred Mineral Resource	0.0041	98,720	0.0000	0.0092	N.A.	910.2	21,748
13. January 2025 Resource Model (Only Gold Used to Determine Resource Shell)
Measured Mineral Resource	Oxide	112,566	0.0000	0.0159	0.161	1,789.8	18,123
Indicated Mineral Resource	0.0026	152,065	0.0000	0.0121	0.127	1,840.0	19,312
Meas/Indic Mineral Resource	Transition	264,631	0.0000	0.0137	0.141	3,629.8	37,435	1,199,663
Inferred Mineral Resource	0.0041	244,362	0.0000	0.0104	0.089	2,541.4	21,748
14. Due to Silver
Measured Mineral Resource	Oxide	1,182	0.0000	0.0030	0.072	3.6	85
Indicated Mineral Resource	0.0026	3,954	0.0000	0.0051	0.145	20.0	572
Meas/Indic Mineral Resource	Transition	5,136	0.0000	0.0046	0.128	23.6	657	167,362
Inferred Mineral Resource	0.0041	9,824	0.0000	0.0073	0.106	72.0	1,039
15. Final January 2025 Mineral Resource
Measured Mineral Resource	Oxide	113,748	0.0164	0.0158	0.160	1,793.4	18,208
Indicated Mineral Resource	0.0026	156,019	0.0125	0.0119	0.128	1,860.0	19,884
Meas/Indic Mineral Resource	Transition	269,768	0.0141	0.0135	0.141	3,653.3	38,092	1,367,025
Inferred Mineral Resource	0.0041	254,186	0.0106	0.0103	0.090	2,613.4	22,787
Note 1: Oxide and Transition Material is Combined on this Table, But Applicable Cut-off Grades for Each are Shown. Note 2: Cases 1 - 13 Are Based on Gold Cut-off Grades, Case 15 is Gold Equivalent.

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Table 11-14: Reconciliation of January 2025 and October 2023 Mineral Resources – Mill Resource

Price/Resource Category	Cut-off (oz/t)	Ktons	AuEq (oz/t)	Gold (oz/t)	Silver (oz/t)	Gold (koz)	Silver (koz)	Total Ktons
1. AFK October 2023 Oxide/Mixed Mineral Resource
Measured Mineral Resource		0	0.0000	0.000	0.0	0
Indicated Mineral Resource		15,434	0.0304	0.000	469.2	0
Meas/Indic Mineral Resource	0.0128	15,434	0.0304	0.000	469.2	0	295,000	0.0128
Inferred Mineral Resource		11,759	0.0252	0.000	296.3	0
2. Due to Updated Oxide/Transition/Sulfide Domains
Measured Mineral Resource		0	0.0000	0.000	0.0	0
Indicated Mineral Resource		-8,899	0.0339	0.000	-301.9	0
Meas/Indic Mineral Resource	0.0128	-8,899	0.0339	0.000	-301.9	0	53,067	0.0128
Inferred Mineral Resource		-7,460	0.0264	0.000	-196.6	0
3. Updated Oxide/Transition/Sulfide Domains
Measured Mineral Resource		0	0.0000	0.000	0.0	0
Indicated Mineral Resource		6,535	0.0256	0.000	167.3	0
Meas/Indic Mineral Resource	0.0128	6,535	0.0256	0.000	167.3	0	348,067	0.0128
Inferred Mineral Resource		4,299	0.0232	0.000	99.7	0
4. Due to Internal versus Breakeven Cut-off Grade
Measured Mineral Resource		0	0.0000	0.000	0.0	0
Indicated Mineral Resource		850	0.0117	0.000	9.9	0
Meas/Indic Mineral Resource	0.0104	850	0.0117	0.000	9.9	0	0	0.0104
Inferred Mineral Resource		561	0.0111	0.000	6.2	0
5. Updated Domains, Internal Cut-off Grades
Measured Mineral Resource		0	0.0000	0.000	0.0	0
Indicated Mineral Resource		7,385	0.0240	0.000	177.2	0
Meas/Indic Mineral Resource	0.0104	7,385	0.0240	0.000	177.2	0	348,067	0.0104
Inferred Mineral Resource		4,860	0.0218	0.000	105.9	0

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Price/Resource Category	Cut-off (oz/t)	Ktons	AuEq (oz/t)	Gold (oz/t)	Silver (oz/t)	Gold (koz)	Silver (koz)	Total Ktons
6. Due to Updated Recoveries
Measured Mineral Resource		0	0.0000	0.000	0.0	0
Indicated Mineral Resource		5,707	0.0114	0.000	65.0	0
Meas/Indic Mineral Resource	0.0051	5,707	0.0114	0.000	65.0	0	65,122	0.0051
Inferred Mineral Resource		9,991	0.0138	0.000	137.6	0
7. Updated Process Recoveries
Measured Mineral Resource		0	0.0000	0.000	0.0	0
Indicated Mineral Resource		13,092	0.0185	0.000	242.2	0
Meas/Indic Mineral Resource	0.0051	13,092	0.0185	0.000	242.2	0	413,189	0.0051
Inferred Mineral Resource		14,851	0.0164	0.000	243.6	0
8. Due to $2,000/oz Price
Measured Mineral Resource		0	0.0000	0.000	0.0	0
Indicated Mineral Resource		229	0.0069	0.000	1.6	0
Meas/Indic Mineral Resource	0.0049	229	0.0069	0.000	1.6	0	16,743	0.0049
Inferred Mineral Resource		514	0.0104	0.000	5.4	0
9. $2,000/oz Gold - DGC Resource Price
Measured Mineral Resource		0	0.0000	0.000	0.0	0
Indicated Mineral Resource		13,321	0.0183	0.000	243.8	0
Meas/Indic Mineral Resource	0.0049	13,321	0.0183	0.000	243.8	0	429,932	0.0049
Inferred Mineral Resource		15,365	0.0162	0.000	248.9	0
10. Due to Dakota Gold Costs
Measured Mineral Resource		0	0.0000	0.000	0.0	0
Indicated Mineral Resource		-165	0.0024	0.000	-0.4	0
Meas/Indic Mineral Resource	0.0050	-165	0.0024	0.000	-0.4	0	30,095	0.0050
Inferred Mineral Resource		-620	0.0162	0.000	-10.0	0
11. Dakota Gold Costs
Measured Mineral Resource		0	0.0000	0.000	0.0	0
Indicated Mineral Resource		13,156	0.0185	0.000	243.4	0
Meas/Indic Mineral Resource	0.0050	13,156	0.0185	0.000	243.4	0	460,027	0.0050
Inferred Mineral Resource		14,745	0.0162	0.000	238.9	0
12. Due to Updated Resource Model (Only Gold Used to Determine Resource Shell)
Measured Mineral Resource		19,884	0.0170	N.A.	338.0	3,062
Indicated Mineral Resource		30,895	0.0117	N.A.	360.1	5,859
Meas/Indic Mineral Resource	0.0050	50,779	0.0137	N.A.	698.1	8,921	739,636	0.0050
Inferred Mineral Resource		146,331	0.0127	N.A.	1,855.1	23,034
13. January 2025 Resource Model (Only Gold Used to Determine Resource Shell)
Measured Mineral Resource		19,884	0.0170	0.154	338.0	3,062
Indicated Mineral Resource		44,051	0.0137	0.133	603.5	5,859
Meas/Indic Mineral Resource	0.0050	63,935	0.0147	0.140	941.5	8,921	1,199,663	0.0050
Inferred Mineral Resource		161,076	0.0130	0.143	2,094.0	23,034
14. Due to Silver
Measured Mineral Resource		819	0.0044	0.078	3.6	64
Indicated Mineral Resource		4,842	0.0076	0.143	37.0	693
Meas/Indic Mineral Resource	0.0050	5,661	0.0072	0.134	40.6	757	167,362	0.0050
Inferred Mineral Resource		41,145	0.0086	0.153	352.9	6,288
15. Final January 2025 Mineral Resource
Measured Mineral Resource		20,703	0.0165	0.151	341.6	3,126
Indicated Mineral Resource		48,893	0.0131	0.134	640.5	6,552
Meas/Indic Mineral Resource	0.0050	69,596	0.0141	0.139	982.1	9,678	1,367,025	0.0050
Inferred Mineral Resource		202,221	0.0121	0.145	2,446.9	29,322
Note 1: Cases 1 - 13 Are Based on Gold Cut-off Grades, Case 15 is Gold Equivalent.

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11.6.3	Reconciliation Summary

Table 11-15summarizes the reconciliation results from the January 2025 and October 2023 resource models in terms of contained gold ounces. The items on the table show incremental changes due to various changes in modeling parameters as discussed above.

Table 11-15: Summary of Reconciliation Analysis for Contained Gold Ounces

	Oxide/Transition (Leach)		Sulfide (Mill)		All Mineral Resource
Parameter	Meas/Indic Au (koz)	Inferred Au (koz)	Meas/Indic Au (koz)	Inferred Au (koz)	Meas/Indic Au (koz)	Inferred Au (koz)
Start - October 2023 Mineral Resource	859	836	469	296	1,328	1,132
Due to Updated Oxide/Transition/Sulfide Domains	453	461	(302)	(197)	151	264
Due to Internal versus Breakeven Cut-off Grade	35	69	10	6	45	75
Due to Updated Recoveries	5	37	65	138	70	175
Due to $2,000/oz Price	11	47	1.6	5	13	53
Due to Dakota Gold Costs	51	182	(0.4)	(10)	51	172
Due to Updated Resource Model (Note 1)	2,215	910	698	1,855	2,914	2,765
Due to Silver (Note 2)	24	72	41	353	64	425
Cumulative Change for All Parameters	2,794	1,778	513	2,151	3,307	3,929
Final - January 2025 Mineral Resource	3,653	2,614	982	2,447	4,636	5,061
Note 1. Only gold used to develop resource shell. Note 2. Silver economics allowed to contribute to resource shell

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12	Mineral Reserve Estimates

This chapter is not required for this Initial Assessment, but will be addressed in a future Initial Assessment with Cash Flow Analysis.

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13	Mining Methods

This chapter is not required for this Initial Assessment, but will be addressed in a future Initial Assessment with Cash Flow Analysis

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14	Process and Recovery Methods

This chapter is not required for this Initial Assessment, but will be addressed in a future Initial Assessment with Cash Flow Analysis.

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15	Infrastructure

This chapter is not required for this Initial Assessment, but will be addressed in a future Initial Assessment with Cash Flow Analysis.

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16	Market Studies

This chapter is not required for this Initial Assessment, but will be addressed in a future Initial Assessment with Cash Flow Analysis.

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17	Environmental Studies, Permitting and Plans, Negotiations, or Agreements with Local Individuals or Groups

Please note that the information in this chapter will generally change once a new Dakota Gold mine plan is in place.

17.1	Results of Environmental Studies

In the 1980s and 1990s, considerable environmental baseline information was collected to support historical mine permitting and to support reclamation and closure activities. This information, along with new and additional or updated data, will be required to support future mine development and permitting efforts.

Dakota Gold collects select environmental baseline information required to support planned exploration permitting and assist with reclamation of disturbed sites. Key environmental baseline disciplines required to support exploration drilling permitting include: vegetation, wildlife, cultural, archaeology, and historical. Dakota Gold will also be negotiating additional baseline requirements with SDDANR as part of its permitting process for a new mine at Richmond Hill.

17.2	Requirements and Plans for Waste and Tailings Disposal, Site Monitoring, and Water Management During Operations and After Mine Closures

Since the Richmond Hill Gold Mine is closed, requirements and plans during operations are not currently applicable.

As part of LAC’s closure program at Richmond Hill Mine, all material classified as acid generating was removed from the Spruce Gulch waste dump and placed in truck compacted lifts back into the historical Richmond Hill mining area. Following placement of that material, the material was capped with clay to minimize oxygen and water infiltration into the compacted potentially acid-generating material. LAC also used this method to remediate the ore material on the heap leach pads, isolating the pads with a similar clay cap.

All solid waste that may be generated at the site will be transported off site and disposed of at permitted facilities in accordance with all local, state, and federal regulations. This includes trash, debris, and building-demolition waste and rubble.

Monitoring activities at the current Richmond Hill site include monthly site inspections of the reclaimed acreage, as well as the water treatment operations and support facilities. Annual visual inspections of the leach pad and backfilled historical Richmond Hill mining area impoundment covers are carried out to monitor for stability, erosion control, and prevention of deep-rooting vegetation through the clay caps. Visual inspections also include observations of potential surface cracking, subsidence, stressed vegetation, and erosion rills or slumping of the impoundment covers.

Fencing and signage along the remaining highwalls and along mine access roads are routinely monitored and maintained, as needed, to restrict access and provide public safety. LAC (now merged into Homestake) annually completes an annual noxious weed treatment program at the site. Stormwater management structures are monitored and repaired as needed to prevent extensive erosion and sediment loading into surrounding drainages. LAC maintains a Stormwater Pollution Prevention Plan (SWPPP) as part of the surface-water discharge (SWD) permit for the site. The SWPPP ensures roads are graded and sediment-control structures are maintained at the site. Buildings are maintained as needed, and public access to them is restricted to LAC employees, their contractors, and upon request, to SDDANR. Site maintenance would be the responsibility of Dakota Gold once the Option is exercised.

Any potentially impacted groundwater from the former process area, pit impoundment, or Spruce Gulch waste dump facility is actively managed by two on-site water management and treatment systems that have continued to operate throughout the post-closure period. The Spruce Gulch water management facility manages water from the former Spruce Gulch waste rock facility and South Gulch. The treated water is released into Spruce Gulch as permitted at the permitted SWD compliance point. The process-area water management facility manages water from the reclaimed leach pads and stormwater pond. This water may be treated in one of three ways before being released to the permitted SWD compliance point. The first treatment option is RO with additional biological treatment. The second option is biological treatment without RO. The third treatment option is biological treatment and chemical precipitation.

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Continued water treatment at these sites would be the responsibility of Dakota Gold once the Property is purchased. The associated costs are subject to post-closure bonding, the obligation for which would be assumed by Dakota Gold upon exercise of the Option.

LAC also performs surface water and groundwater quality monitoring and aquatic biological monitoring consistent with the Hydrologic Monitoring Plan. The Hydrologic Monitoring Plan includes monitoring at 13 groundwater wells and 10 surface-water locations to assess water quality and trends in pH, sulfate, and metal concentrations. “Sentinel” monitoring locations are positioned at surface-water and groundwater flow locations downgradient of the historic operations areas (i.e., backfilled mining area, Spruce Gulch, and leach pads) and are representative of the water quality in those locations. A post-closure Groundwater Quality Contingency Plan has been implemented that identifies site-specific performance criteria that LAC uses for triggering additional actions if water quality at defined sentinel monitoring locations indicates a potential change in groundwater conditions that could potentially cause an exceedance of surface-water quality standards at permitted discharge points. Aquatic biological monitoring continues to be conducted in Cleopatra Creek, Labrador Gulch, and Rubicon Gulch in accordance with the SWD permit. The Aquatic Biological Monitoring Plan has LAC performing this monitoring every 5 years until 2032, at which time aquatic biological monitoring will be discontinued. All site monitoring would be the responsibility of Dakota Gold once the Option is exercised.

The leach pad and backfilled historical Richmond Hill mining area impoundment covers have met or exceeded original design specifications for limiting infiltration.

17.3	Project Permitting Requirements, Permit Application Status, and Requirements to Post Performance or Reclamation Bonds

LAC has posted the required Post-Performance and Reclamation bonds required by the SDDANR, and the SDDANR has updated both bonds as required. The bonds’ maintenance would be the responsibility of Dakota Gold once the Option is exercised.

South Dakota Board of Minerals & Environment (SDBME) required the face value of the surety bond for 2025 that serves as the post-closure financial assurance to be $41,773,222. This was adjusted upwards from $30,838,220 based on increases in the assumed rate of inflation by SDBME.

Dakota Gold has posted the necessary Reclamation Bonds for six Exploration Notices of Intent (EXNI) issued by the SDDANR.

17.4	Requirements and Plans for Waste and Tailings Disposal, Site Monitoring, and Water Management During Operations and After Mine Closure

Plans, Negotiations, or Agreements with Local Individuals or Groups

Other than ongoing coordination with surface rights owners, and general plans regarding permitting strategy or land position, Dakota Gold does not have any current plans, negotiations, or agreements with local individuals or groups.

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17.5	Mine Closure, Remediation, and Reclamation Plans, and Associated Costs

The Richmond Hill Gold Mine is closed and mostly reclaimed, except for water treatment facilities, as shown on Figure 17-1. As stated above, water treatment has been, and continues to be, conducted at the former Spruce Gulch waste rock disposal site to treat water emanating from Spruce Gulch and South Gulch, and at the former process area to treat seepage from the closed pads. Water treatment will be required at these sites until water quality effluent limits and water quality standards are met pursuant to the Richmond Hill permits and South Dakota laws and regulations. Continued water treatment at these sites would be the responsibility of Dakota Gold if Option is exercised. The associated costs are subject to post-closure bonding, the obligation for which would be assumed by Dakota Gold upon exercise of the Option.

In 2024, LAC replaced the RO unit for the water treatment plant. The new RO unit is smaller, more efficient, and can treat water at cooler water temperatures.

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LAC Minerals
Reclamation Liability
Release Map
Land Application
17.63 acres
Limestone Quarry 1
Permit 460
3.86 acres
Limestone Quarry 1
Permit 445
4.16 acres
Process Corridor
23.07 acres
Passive Treatment Cell
0.33 acres
Reclaimed Access Road
0.38 acres
Limestone Quarry 2
1.63 acres
Leach Pad 3
27.18 acres
Leach Pad 1 and 2
31.71 acres
Reclaimed Access Roads
12.05 acres
V-Notch
14.96 acres
Crusher
6.65 acres
Reclaimed Portion of
Haul Road
1.54 acres
Administration/Office
Area
2.78 acres
Reclaimed Topsoil
Stockpile
2.40 acres
Turnaround Pit
6.19 acres
Pit Impoundment
47.54 acres
Reclaimed Topsoil
Stockpile
0.24 acres
Spruce Gulch
50.51 acres
Reclaimed Topsoil
Stockpile
0.19 acres
Access Road
11.14 acres
Reclaimed Acres/Postclosure (220.65 acres)
Reclaimed Acres/No Postclosure (45.29 acres)
Unaffected Acres
0 625 1,250 2,500 3,750 5,000
Feet
N

Figure 17-1: LAC’s Reclamation Liability Release Map (SDBME, 2016)

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17.6	Qualified Person’s Opinion on the Adequacy of Current Plans to Address Any issues Related to Environmental Compliance, Permitting, and Local Individuals or Groups

It is the QP’s opinion that the adequacy of the current plans and any issues related to environmental compliance, permitting, and local individuals or groups should not prevent the Richmond Hill Gold Project from becoming a mine, especially given that the adjacent Wharf Mine owned by Coeur Mining has been in continuous operation for over 40 years and further considering the history of mining activity in the Homestake District.

17.7	Descriptions of Any Commitments to Ensure Local Procurement and Hiring

Dakota Gold is committed to hiring and procurement from the local community, prioritizing the city, region, and state, followed by out-of-state and out-of-country.

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18	Capital and Operating Costs

This chapter is not required for this Initial Assessment, but will be addressed in a future Initial Assessment with Cash Flow Analysis.

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19	Economic Analysis

This chapter is not required for this Initial Assessment, but will be addressed in a future Initial Assessment with Cash Flow Analysis.

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20	Adjacent Properties

This chapter is not required for this Initial Assessment, but will be addressed in a future Initial Assessment with Cash Flow Analysis.

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21	Other Relevant Data and Information

Information provided in this chapter does not pertain directly to the Richmond Hill Gold Project; rather, the items discussed may add benefit to the Project should positive exploration results lead to a potential mining scenario.

21.1	Homestake Mine Facilities

In addition to the Option for Richmond Hill, Dakota Gold also holds a separate option with Barrick that includes exclusive access to 145 years of Homestake exploration records throughout South Dakota, Homestake mine data, and surface rights to 4,261 acres and contained facilities from the historical Homestake mine site, including the Grizzly Gulch tailings management facility.

As the Homestake property was previously disturbed by mining, Dakota Gold believes that a potential exists for Dakota Gold to repurpose this remaining infrastructure for future operations, potentially including the Richmond Hill Project. The Grizzly Gulch tailings management facility holds the potential for reprocessing existing tailings from historical milling operations at the Homestake mine and may provide waste storage for future Dakota Gold operations.

21.2	Sanford Underground Research Facility

At the 4850 level of the former Homestake mine, the Sanford Underground Research Facility (SURF) houses world-leading physics experiments with an aim of achieving a better understanding of the universe. SURF provides sufficient depth and rock stability for experiments that need to escape the constant bombardment of cosmic radiation, which can interfere with the detection of rare physics events. The facility also hosts experiments in biology, geology, and engineering.

SURF maintains underground dewatering to the 4850 level of the mine. Should future underground gold mining be contemplated proximal to SURF Project, certain synergies exist that may provide benefit to both Dakota Gold and SURF with regard to water treatment and the reuse of water pumped from the SURF underground facilities.

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22	Interpretation and Conclusions

This Initial Assessment is a significant iteration from the Initial Assessment published in April of 2024. Based on additional drilling, validation of geological interpretations, metallurgical reviews, and inclusion of heap leach methodology for the oxide and transition materials, the resource is a substantial upgrade from the maiden resource. This heap leachable resource has the potential to be put into production quickly and at relatively low cost. There is also opportunity for expansion of the leachable resource and development of the sulfide resource.

Major factors contributing to the change in resource include:

•	Additional drilling and analysis have eliminated the need for the conservative assumptions in the October 2023 model regarding hard geologic boundaries and the requirement for two holes for a block grade estimation. Based on this additional data and analysis, the QP has added blocks to the resource model that were not evaluated in the October 2023 model;

•	Infill drilling added significant ounces to the interior portion of the resource where adequate drill hole density was previously lacking and large gaps were found in the previous resource;

•	Step-out drilling extended the resource and added significant ounces – in particular to the northeastern portion of the Project;

•	Additional metallurgical testwork was completed resulting in refinement of geometallurgical domains;

•	This additional metallurgical work allowed for evaluation of alternative process methods - notably, heap leach of oxide and appropriate transition zones resulted in significant increases in recovery and reduction in cutoff grades for these materials; and

•	Silver was included in the updated resource.

22.1	Mineral Resources

This study has defined a measured and indicated mineral resource of 269.8 million tons at 0.0135 oz/t gold and 0.141 oz/t silver that is oxide and transition material amenable to crushing and heap leaching. This amounts to 3.65 million ounces of contained gold and 38.1 million ounces of contained silver. Inferred mineral resources amenable to heap leaching are an additional 254.2 million tons at 0.0103 oz/t gold and 0.090 oz/t silver for 2.61 million ounces of contained gold and 22.8 million ounces of contained silver.

In addition, a measured and indicated mineral resource of 69.6 million tons at 0.0141 oz/t gold and 0.139 oz/t silver that is sulfide material amenable to milling has been identified. This amounts to 982,100 ounces of contained gold and 9.68 million ounces of contained silver. Inferred mineral resources amenable to milling are an additional 202.2 million tons at 0.0121 oz/t gold and 0.145 oz/t silver amounting to 2.45 million ounces of contained gold and 29.3 million ounces of contained silver.

Table 22-1: Mineral Resource

Resource Category	AuEq COG (oz/t)	Ktons	AuEq (oz/t)	Gold (oz/t)	Silver (oz/t)	Gold (koz)	Silver (koz)
Leach Resource:
Measured Mineral Resource		113,748	0.0164	0.0158	0.160	1,793.4	18,208
Oxide	0.0026	94,537	0.0165	0.0158	0.167	1,493.7	15,788
Transition	0.0041	19,211	0.0161	0.0156	0.126	299.7	2,421
Indicated Mineral Resource		156,019	0.0125	0.0119	0.128	1,860.0	19,884
Oxide	0.0026	127,237	0.0122	0.0117	0.128	1,488.7	16,286
Transition	0.0041	28,783	0.0134	0.0129	0.125	371.3	3,598
Meas/Indic Mineral Resource		269,768	0.0141	0.0135	0.141	3,653.3	38,092
Oxide	0.0026	221,774	0.0140	0.0134	0.145	2,982.4	32,074
Transition	0.0041	47,994	0.0145	0.0140	0.125	671.0	6,018
Inferred Mineral Resource		254,186	0.0106	0.0103	0.090	2,613.4	22,787
Oxide	0.0026	211,994	0.0101	0.0098	0.085	2,077.5	18,019
Transition	0.0041	42,192	0.0131	0.0127	0.113	535.8	4,768
Mill Resource (Sulfides):
Measured Mineral Resource	0.0050	20,703	0.0184	0.0165	0.151	341.6	3,126
Indicated Mineral Resource	0.0050	48,893	0.0147	0.0131	0.134	640.5	6,552
Meas/Indic Mineral Resource	0.0050	69,596	0.0158	0.0141	0.139	982.1	9,678
Inferred Mineral Resource	0.0050	202,221	0.0139	0.0121	0.145	2,446.9	29,322
Leach and Mill Mineral Resource:
Measured Mineral Resource		134,452	0.0167	0.0159	0.159	2,135.0	21,334
Indicated Mineral Resource		204,912	0.0130	0.0122	0.129	2,500.5	26,436
Meas/Indic Mineral Resource		339,364	0.0145	0.0137	0.141	4,635.4	47,770
Inferred Mineral Resource		456,407	0.0121	0.0111	0.114	5,060.3	52,109

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There is a significant upside to the current mineral resource estimate. Several targets for additional drilling have been identified.

The main risks to the mineral resource estimate are the normal risks that all mining projects face including changes to metal prices, changes to government regulations, social risks, uncertainty in mineral resource and recovery estimates, permitting risks, financing risks, and costs higher than forecast. There is no guarantee that any of the mineral resources will be converted to mineral reserve. There is also no guarantee that any of the inferred mineral resources will be upgraded to measured or indicated mineral resources or to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

22.2	Processing

Metallurgical testwork has shown that the Richmond Hill oxide material is amenable to cyanidation heap leach processing. Owing to the relatively high silver to gold ratio of the deposit, Merrill-Crowe processing of the precious metal process solution is recommended for evaluation.

Low sulfide transition material is likely amenable to heap leach processing, but at lower recoveries and higher reagent consumptions. Additional testing of the transition material is required to determine the cut-over grade between heap leach and flotation processing and develop an ore control method to use during production. There may also be environmental concerns that should be taken into consideration.

Metallurgical testing of the sulfide material at Richmond Hill shows that it is amenable to froth flotation using bulk sulfide flotation methods resulting in a precious metal rich sulfide concentrate suitable for sale or off-site processing. It is recommended that additional testwork be conducted on the flotation products. Cyanide leaching testing of the flotation tailings would improve overall recovery for the sulfide material and may be an option for high sulfide content transition material. Also, bio-oxidation of the flotation concentrates may be beneficial as all processing would be on-site and result in producing a doré product for direct sale.

22.3	Mineral Tenure

Dakota Gold’s property tenure is based on the Option agreement to acquire the Homestake/LAC interests in the Richmond Hill Project area, with the mineral tenure primarily held in the names of LAC and Homestake (see discussion in 3.3 and 3.4). Unless further extended, Dakota Gold has until December 31, 2028 to exercise the Option. By assuming all property liabilities and bonds upon exercise of the Option, Dakota Gold will acquire the responsibility and liability to maintain the Richmond Hill mine post-closure requirements.

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22.4	Summary Conclusion

In summary, the resource has been substantially upgraded from the maiden resource described in the 2024 Initial Assessment. The additional drilling and analysis during the ensuing period has resulted in a more robust resource and provides Dakota Gold with the conviction that the heap leachable resource can be advanced into production.

The next step is to complete an economic assessment and cash flow analysis, which we expect will illustrate that the Project is economically sound and that the Project can be advanced through feasibility studies.

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23	Recommendations

The following are recommendations for the next stages of work to advance the Project:

•	Advance the Project to an Initial Assessment that includes an economic analysis.

•	Additional metallurgical testwork and process design.

•	Additional drilling to infill the current mineral resource and test additional prospective areas. This will also improve definition of geological domains and provide material for metallurgical testing.

•	Advancement of baseline environmental data collection to support initiation of Project permitting.

Table 23-1 summarizes the budget cost for these items. More details for each item are provided below.

Table 23-1: Budget for Recommended Work

Item	2025	2026	Total
1. Program To Initial Assessment W/ Cash Flow (IACF)	$842,000	-	$842,000
2. Program For Feasibility Study (FS) Metallurgy and Environmental	$2,700,000	$3,000,000	$5,700,000
- Metallurgy Program	$500,000	$400,000	$900,000
- Monitoring Wells	$600,000	-	$600,000
- Environmental Geochemistry	$120,000	$300,000	$420,000
- Environmental Samples/Analytics	$840,000	$1,000,000	$1,840,000
- Environmental Studies/Modeling/Other	$640,000	$1,300,000	$1,940,000
3. Drilling Program	$15,500,000	$18,000,000	$33,500,000
- Target Additional 500k oz For Resource	$9,000,000	$2,000,000	$11,000,000
- Target To Conversion of Resource to Three Years Reserves	$1,500,000	$9,500,000	$11,000,000
- Drilling For Metallurgical Testing	$5,000,000	$6,500,000	$11,500,000
Total	$19,042,000	$21,000,000	$40,042,000

23.1	Initial Assessment with Economic Analysis

Based on the current oxide resource and potential for heap leach processing of a portion of the transition material, it is recommended the company engage appropriate contractors to undertake the necessary engineering and metallurgical studies to complete an Initial Assessment with Cash Flow.

23.2	Metallurgical Testing and Process Design

Oxide heap leaching is recommended for the Oxide and the Heap Leach amenable Transition material. Additional metallurgical testwork is required to update the Oxide and Transition material metallurgical performance and design criteria to advance the Project to feasibility.

Work should focus on optimizing the process flowsheet to more accurately estimate capital costs. With regard to the Transition material, the metallurgical performance is related to the rock type and degree of oxidation resulting in a “spectrum” type metallurgical domain. Further testing is required to determine the ore control cut-over points for head grade and reagent consuming gangue.

Sulfide mineralization at RH tends to be refractory requiring oxidation for the recovery of precious metals. Testwork has shown the RH sulfide material amenable to flotation processing, generating a precious metal rich concentrate. The resultant concentrate may be sold, toll treated off-site or processed on-site using an oxidation pre-treatment followed by cyanidation.

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Additional flotation work is required to develop the design criteria for a concentrator and produce concentrate for oxidative testing. Also, it is common to evaluate the leaching response of the flotation tailings as these tend to respond similar to the Oxide material during cyanidation. A portion of the Transition material (high sulfide) may benefit from the processing method as well, likely resulting in higher recoveries.

23.3	Additional Drilling

Drilling to date has not defined the limits of mineralization. Additional infill drilling as well as step out drilling to test prospective areas for potential mineralization is recommended. The generalized areas for this drilling are shown in Figure 23-1. If successful, this drilling program will expand the extent of known mineralization and identify areas that warrant additional exploration, including additional breccia bodies and Tertiary replacement mineralization that remain undiscovered beneath the Paleozoic and Tertiary cover in the Carbonate Camp and Chism Gulch area of the Property.

Additional drilling is also recommended along with metallurgical variability testwork to continue to improve the Project geological model along with the metallurgical domain model.

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10 T5N R2E
11 T5N R2E
44.4
-103.87
44.4
-103.83
14 T5N R2E
15 T5N R2E
Carbonate / North Richmond Hill
Chism Gulch
Richmond Hill Main
SE Richmond Hill
22 T5N R2E
23 T5N R2E
44.37
-103.87
44.37
-103.83
27 T5N R2E
26 T5N R2E

Dakota Gold Corp. Richmond Hill Project - 2025 Drill Program Areas

Confidential

Date: 1/23/2025
Time: 12:45pm
Author: Taylor Ballert

N

0 0.5
miles
Scale 1:20,000

- Richmond Hill Project Area
- Existing Drill Program Collars
- Existing Downhole Drill Traces
- Step-Out Drilling Program
- Infill Drilling Program

DAKOTA GOLD

Projection: UTM NAD 83: Zone 13
Lat/Long WGS Reference

Figure 23-1: Recommended Richmond Hill 2024 Diamond Drill-Hole Locations

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23.4	Environmental Data Collection

It is recommended that baseline data assessments be initiated as soon as possible to collect data relating to surface and ground water, air quality, wildlife biology, and other areas necessary to commence permitting. Preliminary cost estimates for closure and post-closure management of Richmond Hill should also be developed for inclusion in an economic cash flow analysis for the Project.

23.5	Resource Estimation

It is recommended that Dakota Gold prepare an Initial Assessment that includes an economic analysis with cash flow. Additional drilling to infill the current mineral resource and test additional prospective areas is also recommended.

23.6	Mineral Processing and Metallurgical Testing

Oxide heap leaching is recommended for the Oxide and the Heap Leach amenable Transition material. Additional metallurgical testwork is required to update the Oxide and Transition material metallurgical performance and design criteria to advance the Project to feasibility.

Work should focus on optimizing the process flowsheet to more accurately estimate capital costs. Regarding the Transition material, the metallurgical performance is related to the rock type and degree of oxidation resulting in a “spectrum” type metallurgical domain. Further testing is required to determine the ore control cut-over points for head grade and reagent consuming gangue.

Sulfide mineralization at RH tends to be refractory requiring oxidation for the recovery of precious metals. Testwork has shown the RH sulfide material amenable to flotation processing, generating a precious metal rich concentrate. The resultant concentrate may be sold, toll treated off-site or processed on-site using an oxidation pre-treatment followed by cyanidation. Additional flotation work is required to develop the design criteria for a concentrator and produce concentrate for oxidative testing. Also, it is common to evaluate the leaching response of the flotation tailings as these tend to respond similar to the Oxide material during cyanidation. A portion of the Transition material (high sulfide) may benefit from the processing method as well, likely resulting in higher recoveries.

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24	References

AKF Mining Services, April 30, 2024. S-K 1300 Initial Assessment and Technical Report Summary – Richmond Hill Gold Project, South Dakota, U.S.A.

Ballert, T. 2024. Methodology used to create custom projections for Homestake and Richmond Hill Grids (E.S.R.I. format). Memorandum from Ponderosa Land Surveys, LLC.

Berry, J. 2003a. Section 7 Dakota Gold Corp. Exploration and Drilling at Richmond Hill. Dakota Gold employee email correspondence November 20, 2023.

Berry, J. 2023b. Section 7 Dakota Gold Corp Exploration and Drilling at Richmond Hill. Dakota Gold employee email correspondence, December 19, 2023.

Caddey, S. W., and R. L. Bachman, T. J. Campbell, R. R. Reid, and R. P. Otto. 1991. The Homestake Gold Mine, An Early Proterozoic Iron-Formation-Hosted Gold Deposit, Lawrence County, South Dakota. In Geology and Resources of Gold in the United States, edited by Daniel R. Shawe, Roger P. Ash-ley, and Lorna M.H. Carter, J1–J67. Geological Survey Bulletin 1857. Denver, CO: United States Geological Survey. Available at https://doi.org/10.3133/b1857.

Caddey, S.W., Bachman, R.L., Campbell, T.J., Reid, R.R., and Otto, R.P., 1991, The Homestake gold mine, an Early Proterozoic iron formation-hosted gold deposit, Lawrence County, South Dakota: United States Geological Survey Bulletin 1857-J, 67p.

Carter, Janet M., Daniel G. Driscoll, and Joyce E. Williamson. 2002. The Black Hills Hydrology Study. USGS Fact Sheet FS-046-02. Reston, VA: U.S. Geological Survey. Available at https://pubs.usgs.gov/fs/fs04602/pdf/fs04602.pdf.

Coeur Mining Inc. 2022, February 16. Wharf Operations, South Dakota, Technical Report Summary. Form 10-K Mineral Property Disclosure Exhibit Current to December 31, 2021.

Connolly, J.P., 1927, The Tertiary mineralization of the northern Black Hills: South Dakota School of Mines Bull. 15, 130 p.

Dahl, P.S., Terry, M.P., Jercinovic, M.J., Williams, M.L., Hamilton, M.A., Foland, K.A., Clement, S.M., and Friberg, L.M., 2005b, Electron probe (Ultrachron) microchronometry of metamorphic monazite: Unraveling the timing of polyphase deformation in the eastern Wyoming craton (Black Hills, South Dakota): American Mineralogist, v. 90, p.1712–1728.

Dahl, P.S., Hamilton, M.A., Jercinovic, M.J., Terry, M.P., Williams, M.L., and Frei, R., 2005a, Comparative isotopic and chemical geochronometry of monazite, with implications for U-Th-Pb dating by electron microprobe: An example from metamorphic rocks of the eastern Wyoming craton (U.S.A.): American Mineralogist, v. 90, p. 619–638

Dakota Gold, November 29, 2023. Core Logging Manual.

Dakota Gold. n.d. a. Blind Gold Project. Available at https://dakotagoldcorp.com/portfolio/explore-our-gold-properties/blind-gold-property/. Accessed December 13, 2023.

Dakota Gold. n.d. b. Maitland Gold Project. Available at https://dakotagoldcorp.com/portfolio/explore-our-gold-properties/maitland-property/. Accessed December 13, 2023.

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Dakota Gold. n.d. c. Richmond Hill Gold Project. Available at https://dakotagoldcorp.com/portfolio/explore-our-gold-properties/richmond-hill/. Accessed November 18, 2023.

Dakota Gold. n.d. d. West Corridor Gold Project. Available at https://dakotagoldcorp.com/portfolio/explore-our-gold-properties/west-corridor-property/. Ac-cessed December 13, 2023.

Dakota Territory Resource Corp. 2022a. Notice of Intent to Conduct Mineral Exploration Operation (EXNI 440), notice received by South Dakota Department of Environment & Natural Resources from DTRC on January 13, 2022.

Dakota Territory Resource Corp. 2022b. Notice of Intent to Conduct Mineral Exploration Operation (EXNI 444), notice received by South Dakota Department of Environment & Natural Resources from DTRC on December 5, 2022.

Dakota Territory Resource Corp. 2023. Notice of Intent to Conduct Mineral Exploration Operation (EXNI 446), notice received by South Dakota Department of Environment & Natural Resources from DTRC on January 27, 2023.

Additional DTRC notices for 2024 (see below) are available but they are not listed here at this time.

Duex, T. 1989. November 16. St. Joe Minerals Corporation Internal Memo. Unpublished internal memorandum.

Duex, T. 1990. 1990 Exploration Update. Unpublished Bond Gold Internal Memo to Mike Schwabe.

Duex, T. A., and M. R. Andersen. 1994. Reclamation at the Richmond Hill Mine Lawrence County, South Dakota, LAC Minerals (USA), Inc. Internal report.

Environmental Resources Management. 2015a. Postclosure Plan and Financial Assurance. Environmental Resources Management report presented to LAC Minerals (USA), LLC, on May 28, 2015.

Environmental Resources Management, 2015b. Updated Reclamation Plan and Financial Assurance. Environmental Resources Management report presented to LAC Minerals (USA), LLC, on May 28, 2015.

Environmental Resources Management. 2015c. Petition for Release of Reclamation Obligations. Environ-mental Resources Management report presented to LAC Minerals (USA), LLC, on May 28, 2015.

Frei, R., Dahl, P.S., Frandsson, M.M., Apel-Jensen, L., Hansen, T.R., Terry M.P., and Frei, K.M., 2009, Lead-isotope and trace-element characterization of Paleoproterozoic metasediments in the Lead and Rochford basins (Black Hills, South Dakota, USA): Implications for genetic models, mineralization ages, and sources of ore leads for the Homestake gold deposit: Precambrian Research, v. 172, p.1–24.

Geology of Wyoming. n.d. “Devils Tower and Black Hills Regional Geology.” Devils Tower & Northern Black Hills Eocene Alkaline Magmatic Province. Available at https://www.geowyo.com/devils-tower--black-hills.html. Accessed February 28, 2024.

Horton, J. 1989, November 16. Status Report on the Cleveland Project Area. Bond Gold Internal Memo from Jack Horton to Todd Duex.

Irving, J.D., 1904, Economic resources of the Northern Black Hills: with contributions by S.F. Emmons and T.A. Jagger, Jr; USGS Prof. Paper 26, 222p.

LAC Minerals Limited. ca. 1991. Summary Report—MW-3 Target Area—Lawrence County, South Dakota. Internal report.

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LAC Minerals Limited. 1993. Cole Creek Target Area Summary Report. Internal report.

LAC Minerals Limited. 2023, August 22. Richmond Hill Mine Annual Report to the Lawrence County Com-mission Conditional Use Permit Nos. 116, 125, and 202.

Lisenbee, A.L., 1981, Studies of the Tertiary intrusions of the Northern Black Hills uplift, South Dakota and Wyoming: a historical review: in Rich, F.J., ed., Geology of the Black Hills, South Dakota and Wyoming; GSA, Rocky Mt. Sec. 1981 Annual Meeting, Rapid City, Field Trip Guidebook, p. 106-125.

Lisenbee, A., Redden J. and Fahrenbach, M., 2020, Geologic Map of the Spearfish Quadrangle, South Dakota, 1:24000 Scale, Depart of environment and Natural Resources Geologic Survey of South Dakota.

Lufkin, John L., Jack A. Redden, Alvis Lisenbee, and Thomas A. Loomis. 2009. Guidebook to Geology of the Black Hills, South Dakota. Golden, CO: Golden Publishers.

National Weather Service. 2023. Black Hills Climate Overview. National Oceanic and Atmospheric Administration, United States Department of Commerce, National Weather Service. Available at https://www.weather.gov/unr/bhco. Accessed November 18, 2023.

nationsonline.org. 1998–2023. South Dakota (SD). Available at https://www.nationsonline.org/maps/USA/South_Dakota_map.jpg. Accessed January 23, 2024.

Paterson, C. J. 1988. WGA Field Guide Notes for Wyoming Geological Association 1988 Field Conference. Department of Geology and Geological Engineering. Rapid City, SD: South Dakota School of Mines and Technology.

Paterson, C. J., A. L. Lisenbee, and J. A. Redden. 1988. Gold deposits in the Black Hills, South Dakota. In 39th Field Conference Guidebook, Eastern Powder River Basin—Black Hills, edited by Robin P. Die-trich, Mary Ann K. Dyka, and W. Roger Miller, 295–304. Casper, WY: Wyoming Geological Association.

Paterson, C.J., Lisenbee, A.L., and Redden, J.A., 1988, Gold deposits in the Black Hills, South Dakota: Wyoming Geological Association 39th Field Conference Guidebook, Casper, Wyoming, eastern Powder River Basin – Black Hills Guidebook, p. 295-304.

Paterson, C.J., and Lisenbee, A.L., 1990, Metallogeny of Gold in the Black Hills, South Dakota, Society of Economic Geologists Field Conference, Sept. 5-9, Guidebook Series Volume 7.

Morelli, R.M., Bell, C.C., Creaser, R.A., and Simonetti, A., 2010, Constraints on the genesis of gold mineralization at the Homestake Gold Deposit, Black Hills, South Dakota, from rhenium-osmium sulfide geochronology: Mineralium Deposita, 2010.

Nabelek, P.I., Labotka, T.C., Helms, T., and Wilke, M., 2006, Fluid mediated polymetamorphism related to Proterozoic collision of Archean Wyoming and Superior provinces in the Black Hills, South Dakota: Ameri-can Mineralogist, v. 91, p. 1473–1487.

Redden, J. A., and E. DeWitt. 2008. Maps showing geology, structure, and geophysics of the central Black Hills, South Dakota. Scientific Investigations Map 2777, Sheet 2. Reston, VA: United States Geological Survey. Available at https://pubs.usgs.gov/sim/2777/downloads/2777_sheet2.pdf.

Redden, J.A., and DeWitt, E., 2008, Maps showing geology, structure, and geophysics of the Central Black Hills, South Dakota: United States Geological Survey Scientific Investigations Map 2777, scale 1:100,000. Sanford Underground Research Facility. 2020. Our History. Available at https://sanfordlab.org/feature/our-history.

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Redden, J.A., Peterman, Z.E., Zartman, R.E., and DeWitt, E.R., 1990, U-Th-Pb geochronology and preliminary interpretation of Precambrian events in the Black Hills, South Dakota, in Lewry, J.F. and Stauffer, M.R., eds., The Early Proterozoic Trans-Hudson Orogen of North America: Geological Association of Cana-da Special Paper 37, Ottawa, pp. 229–251.

SANtosito. Relief location map of South Dakota, USA. Available at https://upload.wikimedia.org/wikipedia/commons/thumb/7/73/USA_South_Dakota_relief_location_map.svg/1200px-USA_South_Dakota_relief_location_map.svg.png. Accessed February 23, 2021.

Shapiro, L. H., and J. P. Gries. 1970. Ore deposits in rocks of Paleozoic and Tertiary age of the northern Black Hills, South Dakota. Open-File Report 70-300. Reston, VA: United States Geological Survey. Available at https://doi.org/10.3133/ofr70300.

St. Joe Gold Corporation. 1986. Feasibility Report, Volume II. St. Joe American. Unpublished In-House Re-port by St. Joe Gold Corporation 1986.

South Dakota Board of Minerals & Environment. 2016. Partial Release of Reclamation Liability & Release of Surety, South Dakota Department of Environment & Natural Resources Board of Minerals & Environment Notice to Todd Duex of LAC Minerals (USA), LLC on January 22, 2016.

South Dakota Board of Minerals & Environment. 2023. Minutes of the Board of Minerals and Environment, South Dakota Board of Minerals and Environment, notes for meeting on January 29, 2023.

South Dakota Department of Agriculture & Natural Resources. 2022a. EXNI 444 Restriction Letter to DTRC, notice from South Dakota Department of Agriculture & Natural Resources’ Roberta Hudson to Timm Comer of DTRC, dated January 18, 2022.

South Dakota Department of Agriculture & Natural Resources. 2022b. EXNI 440 Restriction Letter to DTRC, notice from South Dakota Department of Agriculture & Natural Resources’ Roberta Hudson to Gerald Aberle of DTRC, dated February 14, 2022.

South Dakota Department of Agriculture & Natural Resources. 2022c. LAC Minerals 2022 Annual Environ-mental Audit Report, South Dakota Department of Agriculture & Natural Resources report dated June 21 and 22, 2022.

South Dakota Department of Agriculture & Natural Resources. 2022–2023. EXNI 440 Inspections, field inspection reports from South Dakota Department of Agriculture & Natural Resources, September 26, 2022–January 11, 2023.

South Dakota Department of Agriculture & Natural Resources. 2023a. Richmond Hill Gold Mine Compliance Update, Letter from South Dakota Department of Environment & Natural Resources’ Roberta Hudson to Michelle Ozarowski (consultant), dated November 20, 2023.

South Dakota Department of Agriculture & Natural Resources. 2023b. EXNI 446 Restriction Letter to DTRC, Notice from South Dakota Department of Agriculture & Natural Resources’ Roberta Hudson to Timm Comer of DTRC, dated February 28, 2023.

South Dakota Department of Agriculture & Natural Resources. 2023c. EXNI 444 Inspections, field inspection reports from South Dakota Department of Agriculture & Natural Resources, February 10, 2023–March 3, 2023.

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South Dakota Department of Agriculture & Natural Resources. 2024. EXNI 456 Restriction Letter to DTRC, notice from South Dakota Department of Agriculture & Natural Resources’ Roberta Hudson to Timm Comer of DTRC, dated July 31, 2024.

South Dakota Department of Agriculture & Natural Resources. 2024. EXNI 457 Restriction Letter to DTRC, notice from South Dakota Department of Agriculture & Natural Resources’ Roberta Hudson to Timm Comer of DTRC, dated August 7, 2024.

South Dakota Department of Agriculture & Natural Resources. 2024. EXNI 460 Restriction Letter to DTRC, notice from South Dakota Department of Agriculture & Natural Resources’ Roberta Hudson to Timm Comer of DTRC, dated November 21, 2024.

Terry, M.P. and Friberg, L.M., 1990, Pressure-temperature-time path related to the thermotectonic evolution of an Early Proterozoic metamorphic terrane, Black Hills, South Dakota: Geology, v. 18, p. 786–789.

Terry, M. P. 2010. Geological Field Trips in the Black Hills Region, South Dakota. Field Trip Guide Book 2010. South Dakota School of Mines Technical Bulletin No. 21. Rapid City, SD: South Dakota Mines De-partment of Geology and Geological Engineering.

United States Department of Agriculture Forest Service. 2023. Wildlife, Fish, & Rare Plants. Available at https://www.fs.usda.gov/detailfull/blackhills/landmanagement/?cid=STELPRDB5114233&width=full.

United States Geological Survey. 2014. Figure 1. Area of investigation for the Black Hills Hydrology Study. The Black Hills Hydrology Study. USGS Fact Sheet FS-046-02. Available at https://pubs.usgs.gov/fs/fs04602/html/fig1.html.

Watson, J. 1990, February 19. Twin Tunnels Area. Bond Gold Internal Memo from Jim Watson to Pat Downey.

Zimmer, A. 2022, April 29. Summary of Work Completed on the Richmond Hill Project.

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25	Reliance on Information Provided by the Registrant

The QPs have relied upon the Registrant for information for which the QPs were not experts, or where the QPs were unable to independently secure documents describing the Project as noted in the following subsections.

25.1	Legal Matters

The legal staff at Dakota Gold prepared a summary of the Dakota Gold–Barrick Option Agreement. The QPs did not have access to the complete agreement and are not experts in this discipline; therefore, they have relied wholly upon the Registrant to provide an accurate document summary as described in Sections 3.4 through 3.7 and Table 3-1 and Table 3-2. A comparison with the information provided on the Dakota Gold website agreed with the summary provided.

25.2	Tenure

The QPs have relied upon the Registrant to provide a complete and accurate list of claims comprising the Property, along with the holding costs and royalties associated with certain claims as set out in Section 3.3 and Table 3-1 and Table 3-2. The QPs have not independently verified the claim listing, royalties, and holding costs, but have no reason to doubt the information Dakota Gold’s legal department provided.

25.3	Significant Encumbrances and Permitting

The QPs are relying on information provided by the Registrant for this summary of current active permits associated with the potential gold deposit at the Property as discussed in Section 3.8. The required permits seem consistent with those required in other jurisdictions; thus, the QPs have no reason to doubt that these are correct and complete.

25.4	History

The QPs have relied on the Registrant for the description of the history of the Project area.

25.5	Exploration

The QPs have relied upon the Registrant for summaries of non-drilling exploration programs carried out on the Property. The Registrant has not made public any results from exploration programs other than drilling; however, the Registrant has stated that while these other exploration results helped target drill-collar locations, they neither contributed nor detracted from the resource estimate reported in this Report.

25.6	Environment

The QPs are relying on information provided by the Registrant for this summary of all environmental information, private and public, associated with the potential gold deposit at the Property. The QPs have no reason to doubt that the required environmental information is correct and complete.

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26	Date and Signature Page

This Technical Report titled S-K 1300 Initial Assessment and Technical Report Summary, Richmond Hill Gold Project, South Dakota, U.S.A., dated 3 February, 2025 was written by the following QPs:

Qualified Person	Signature	Date
Independent Mining Consultants, Inc.	/s/ Michael G. Hester	3 February, 2025
Woods Process Service, LLC.	/s/ Jeffrey Woods	3 February, 2025

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